NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 11:00 A.M. (TORONTO TIME)

ON JANUARY 28, 2020

AT

TSX EXCHANGE TOWER, 130 KING STREET WEST,

TORONTO, ONTARIO, CANADA M5X 1C9

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have any questions or require assistance, please contact Kirkland Lake Gold Ltd.’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1.877.659.1821 (toll-free in North America) or +1.416.867.2272 (for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com.

VOTE YOUR PROXY OR VIF TODAY

TO COUNT AT THE MEETING, YOUR FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS

PROVIDED PRIOR TO 11:00 AM (TORONTO TIME) ON

JANUARY 24, 2020.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY INTERNET

Go to www.voteproxyonline.com and follow the voting instructions. You will require a 12-digit Control Number (located on the front of your proxy) to identify yourself.

VOTING BY FAX

Complete, sign and date your form of proxy and return it by fax to 1.416.595.9593. On the fax please write: To the Toronto Office of TSX Trust Company (Proxy Department).

VOTING BY MAIL OR DELIVERY

Complete, sign and date your form of proxy and return it to:

TSX Trust Company
Attention: Proxy Department
301-100 Adelaide Street West,
Toronto, ON M5H 4H1

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your VIF and return it in the postage prepaid envelope.

VOTING BY FAX

Complete, sign and date your VIF and return it by fax to 1.905.507.7793 or 1.514.281.8911.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.454.8683 then follow the voting instructions on your VIF. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

Dear Fellow Kirkland Lake Gold Shareholder:

ON BEHALF OF THE BOARD OF DIRECTORS, we are pleased to present to you a very attractive opportunity that we believe gives us another high-quality asset, substantially grows our Mineral Reserves and mine duration, solidifies our position as a senior gold producer, and creates immediate and long-term value for all shareholders.

The Kirkland Lake Gold Board, with the advice of its independent third-party financial and legal advisors, unanimously recommends that you vote in favour of the share issuance in connection with Kirkland Lake Gold’s acquisition of Detour Gold Corporation by way of the proposed plan of arrangement, as described in the accompanying management information circular.

In a few short years, Kirkland Lake Gold has established a proven track record of acquiring mining operations, namely Macassa and Fosterville, and transforming them into high-quality assets that not only generate industry-leading earnings and free cash flows but create significant returns for all of us as shareholders.

Detour Gold, and its flagship asset, the Detour Lake mine, represents an opportunity — in our own backyard — to build on this success by adding a third cornerstone asset, with significant upside. The Detour Lake mine, located in a prolific geological setting in Northern Ontario, boasts one of the world’s largest gold deposits.

With this acquisition, we expect to immediately and significantly grow our production, cash flow, and Mineral Reserves, better positioning us for sustainable long-term growth and value creation.

For Kirkland Lake Gold and shareholders, this acquisition:

  Adds a long-life, high quality asset in a low-risk jurisdiction. The Detour Lake mine is a uniquely large- scale, long-life Canadian mine, with current production of approximately 600,000 ounces of gold per year and substantial growth potential.

  Solidifies our position as a senior gold producer with industry-leading free cash flow. The acquisition is expected to provide Kirkland Lake Gold with enhanced scale with pro forma 2019 production targeted at approximately 1.5 million ounces of gold and analyst consensus 2019 free cash flow of almost US$700 million.

  Bolsters our financial strength and capital markets profile. The combined net cash balance of Kirkland Lake Gold and Detour Gold at September 30, 2019 was US$630 million. The increased public float, liquidity, and access to capital, is expected to provide Kirkland Lake Gold with greater capacity to pursue further growth, make strategic investments to improve mining throughput and efficiency, and return capital to shareholders.

  Increases Kirkland Lake Gold’s Mineral Reserve base and complements our existing operating profile. The acquisition is expected to add approximately 15.4 million ounces of gold to Kirkland Lake Gold’s Mineral Reserve base and extend our Mineral Reserve life index by eight years.

  Enables value-creation through continued optimization and potential expansion of the Detour Lake mine. The financial strength and technical expertise of Kirkland Lake Gold is expected to support the continued optimization and potential expansion of the Detour Lake mine with opportunities to significantly increase production at improved unit costs and to expand current Mineral Reserves and Mineral Resources.

  Provides attractive exploration upside. Detour Gold’s land position covers approximately 1,040 km2 along the northernmost sections of the Abitibi Greenstone Belt (including approximately 646 km2 on the existing Detour Lake property) in Ontario, Canada. The combination of free cash flow generating operations, significant in-mine growth potential and considerable regional exploration upside is a common feature among the Detour Lake mine and the Macassa mine in Canada and the Fosterville mine in Australia.

  Delivers significant potential synergies. The acquisition is expected to generate approximately US$75- US$100 million in annual pre-tax synergies.

  Creates immediate value. The acquisition is expected to deliver cash flow per share and net asset value per share accretion to Kirkland Lake Gold.

Our Plan for Detour Lake

OVER THE PAST YEAR, the current management team at the Detour Lake mine has strengthened operational performance improving recovery rates, increasing production and lowering all-in sustaining costs. Once the acquisition is completed, we will continue to build on this momentum: With our financial strength, experience, and established track records at Macassa and Fosterville, our team expects to further optimize current operations and commence engineering work to evaluate expansion opportunities, which we anticipate could lead to significant production growth and improved unit costs. Further, with a large underexplored land package in a prolific geological setting, there is considerable potential for new discoveries to support future growth.

By acquiring Detour Gold, we will combine Kirkland Lake Gold’s strong balance sheet, technical expertise and commitment to exploration with a gold deposit that is one of the world’s largest, has tremendous growth potential and is located in our own backyard. We believe we can unlock significant value from the current operations at Detour Lake mine. We also plan to invest in growth with a view to transforming Detour Lake into something much larger and more valuable, in the same way we did at Fosterville mine following our acquisition of Newmarket Gold. Our overriding focus is on generating shareholder returns, and the acquisition of Detour Gold represents a unique and attractive opportunity for long-term value creation.

What You Need to Do

WE ENCOURAGE YOU TO REVIEW THE ATTACHED INFORMATION CAREFULLY and urge you to cast your vote FOR the issuance of shares in connection with the proposed plan of arrangement with Detour Gold.

Upon completion of the transaction, existing Kirkland Lake Gold and Detour Gold shareholders will own approximately 73% and 27% of the pro forma company, respectively.

The deadline to vote your shares is 11:00 a.m. (Toronto time)

on Friday January 24, 2020.

If you have any questions or require assistance with voting your shares by proxy, please contact our strategic shareholder advisor and proxy solicitation agent at:

North American Toll Free: 1-877-659-1821

Email: contactus@kingsdaleadvisors.com

Outside North America Collect Call: 1-416-867-2272

For more information, please visit www.klgold.com/DetourAcquisition.

We hope you will join us as we embark on this exciting opportunity.

Yours very truly,

“Anthony Makuch”

Anthony Makuch

Kirkland Lake Gold Ltd.

Shareholder, President, Chief Executive Officer and Director

KIRKLAND LAKE GOLD LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Kirkland Meeting”) of holders (“Kirkland Shareholders”) of common shares (“Kirkland Shares”) of Kirkland Lake Gold Ltd. (“Kirkland”) will be held at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9, at 11:00 a.m. (Toronto time) on January 28, 2020 for the following purposes:

1. to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Kirkland Shareholder Resolution”) authorizing the issuance by Kirkland of up to 77,407,217 Kirkland Shares as consideration in connection with a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, among others, Kirkland and Detour Gold Corporation (“Detour”), the full text of which is included as Appendix A attached to the accompanying management information circular of Kirkland dated December 20, 2019 (the “Circular”); and

2. to transact such further and other business as may properly be brought before the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting).

Specific details of the matters proposed to be put before the Kirkland Meeting are set forth in the Circular which accompanies this notice of special meeting of Kirkland Shareholders. It is a condition to the implementation of the Arrangement that the Kirkland Shareholder Resolution be approved at the Kirkland Meeting. In order for the Arrangement to proceed, the Kirkland Shareholder Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting. Each Kirkland Shareholder is entitled to one vote for each Kirkland Share held by such holder as of the close of business on the Record Date (as hereinafter defined).

The board of directors of Kirkland (the “Kirkland Board”) unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

The record date for determining the Kirkland Shareholders entitled to receive notice of and vote at the Kirkland Meeting is the close of business on December 16, 2019 (the “Record Date”). Only Kirkland Shareholders whose names have been entered in the register of Kirkland Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting.

Your vote is important regardless of the number of Kirkland Shares you own. Kirkland Shareholders are invited to attend the Kirkland Meeting. Registered Kirkland Shareholders who are unable to attend the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting) in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions. To be used at the Kirkland Meeting, the completed proxy form must be deposited at the office of TSX Trust Company (“TSX Trust”), 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 by mail or by fax 1.416.595.9593 or as otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by TSX Trust not later than 11:00 a.m. (Toronto time) on January 24, 2020, or in the case of any adjournment or postponement of the Kirkland Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Kirkland Meeting.

Non-registered Kirkland Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

instructions provided by their broker or intermediary. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1821 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED this 20th day of December, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
OF KIRKLAND LAKE GOLD LTD.

“Jeffrey Parr”
Jeffrey Parr
Chairman of the Board

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS RELATING TO THE KIRKLAND MEETING AND THE ARRANGEMENT	1

GLOSSARY OF DEFINED TERMS	13

GENERAL INFORMATION	30

Information Contained in this Circular	30

Information Concerning Detour	31

Non-IFRS Financial Performance Measures	31

Presentation of Financial Information	31

Pro Forma Financial Information	31

Currency Exchange Rate Information	32

Scientific and Technical Information	33

Cautionary Note to Kirkland Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	33

Forward-Looking Information	35

Information for United States Securityholders	39

SUMMARY	42

The Kirkland Meeting	42

The Arrangement	42

Timing for Completion of the Arrangement	46

Regulatory Matters and Approvals	47

U.S. Securities Law Matters	48

Risk Factors	49

Transaction Agreements	49

Information Concerning Kirkland	49

Information Concerning Detour	50

Information Concerning Kirkland Following Completion of the Arrangement	50

Pro Forma Financial Information	50

GENERAL INFORMATION CONCERNING THE KIRKLAND MEETING	51

Time, Date and Place	51

Record Date	51

Solicitation of Proxies	51

How the Vote for the Kirkland Shareholder Resolution is Approved	51

Vote Counting	51

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

New York Stock Exchange Rules	52

Who Can Vote?	52

Voting by Registered Kirkland Shareholders	52

Appointment of Proxies	53

What is a Form of Proxy?	53

Appointing a Proxyholder	53

Instructing your Proxy and Exercise of Discretion by your Proxy	54

Revoking your Proxy	54

Beneficial Kirkland Shareholders	54

Voting by Beneficial Kirkland Shareholders	55

Quorum	55

Voting Securities and Principal Kirkland Shareholders	55

BUSINESS OF THE KIRKLAND MEETING	57

Kirkland Shareholder Resolution	57

Other Business	58

THE ARRANGEMENT	59

Details of the Arrangement	59

Background to the Arrangement	59

Recommendation of the Kirkland Board	63

Reasons for the Recommendation of the Kirkland Board	63

RBC Fairness Opinion	65

Description of the Plan of Arrangement	66

Timing for Completion of the Arrangement	68

REGULATORY MATTERS AND APPROVALS	69

Shareholder Approvals	69

Court Approvals	70

Regulatory Approvals	70

Canadian Competition Approval	70

Investment Canada Act Approval	71

Stock Exchange Listing Approval and Delisting Matters	72

Canadian Securities Law Matters	73

RISK FACTORS	76

Risk Factors Relating to the Arrangement	76

Risk Factors Relating to Kirkland Following Completion of the Arrangement	80

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

TRANSACTION AGREEMENTS	84

The Arrangement Agreement	84

The Voting Agreements	100

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	102

Information Concerning Kirkland	102

Information Concerning Detour	102

Information Concerning Kirkland Following Completion of the Arrangement	102

OTHER INFORMATION	103

Interests of Informed Persons in Material Transactions	103

Interests of Certain Persons in Matters to be Acted upon	103

DIRECTORS’ APPROVAL	105

APPENDIX A KIRKLAND SHAREHOLDER RESOLUTION	A-1

APPENDIX B INFORMATION CONCERNING DETOUR	B-1

APPENDIX C INFORMATION CONCERNING KIRKLAND	C-1

APPENDIX D INFORMATION CONCERNING KIRKLAND FOLLOWING COMPLETION OF THE ARRANGEMENT	D-1

APPENDIX E RBC FAIRNESS OPINION	E-1

APPENDIX F UNAUDITED PRO FORMA FINANCIAL INFORMATION	F-1

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

QUESTIONS AND ANSWERS RELATING TO

THE KIRKLAND MEETING AND THE ARRANGEMENT

The following is intended to answer certain key questions concerning the Kirkland Meeting and the Arrangement and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Glossary of Defined Terms”.

Q&A on the Arrangement

Q: Why did I receive this Circular?

A: You received this Circular because, as a Kirkland Shareholder, you are being asked to consider and, if thought advisable, to approve the Kirkland Shareholder Resolution, which will approve the issuance of the Consideration Shares, in connection with a court-approved plan of arrangement under the CBCA, pursuant to which Kirkland will acquire all of the issued and outstanding Detour Shares.

Q: When and where will the Kirkland Meeting be held?

A: The Kirkland Meeting will be held at 11:00 a.m. (Toronto time) on January 28, 2020 at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9.

Q: What is the Arrangement?

A: On November 24, 2019, Kirkland and Detour entered into the Arrangement Agreement pursuant to which, among other things, Kirkland agreed to acquire all of the issued and outstanding Detour Shares pursuant to a court-approved arrangement under the CBCA.

Subject to receipt of the Kirkland Shareholder Approval, the Detour Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Effective Time, Kirkland will acquire all of the issued and outstanding Detour Shares.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: What will Detour Shareholders receive under the Plan of Arrangement?

A: Under the terms of the Plan of Arrangement, each Detour Shareholder (excluding Dissenting Detour Shareholders and Kirkland and its affiliates) will receive 0.4343 of a Kirkland Share for each Detour Share held at the Effective Time. As of the time of announcement of the Arrangement, the Consideration Shares issuable pursuant to the Plan of Arrangement were valued at approximately $4.9 billion, which represents a premium of approximately 29% over the 20-day VWAP of the Detour Shares and the Kirkland Shares on the TSX up to November 22, 2019, the last trading day prior to the Announcement Date.

See “The Arrangement – Details of the Arrangement”.

Q: What will Kirkland Shareholders receive under the Plan of Arrangement?

A: Kirkland Shareholders will continue to own their existing Kirkland Shares after the Arrangement. Following the completion of the Arrangement, existing Kirkland Shareholders are expected to own approximately 73%, and existing Detour Shareholders are expected to own approximately 27%, of the

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

issued and outstanding Kirkland Shares on a fully-diluted basis, in each case based on the number of securities of Kirkland and Detour issued and outstanding as of November 24, 2019.

Q: If the Arrangement is completed, how many Kirkland Shares will be issued to former Detour Shareholders at the Effective Time in connection with the Arrangement?

A: If the maximum number of Detour Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Detour Options), Kirkland expects to issue approximately 77,407,217 Kirkland Shares to Detour Shareholders in connection with the Arrangement.

Q: Does the Kirkland Board support the Arrangement?

A: Yes. The Kirkland Board has unanimously determined that the Arrangement is in the best interests of Kirkland and unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution at the Kirkland Meeting.

In making its recommendation, the Kirkland Board reviewed and considered a number of factors and reasons as described in this Circular under “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, including the RBC Fairness Opinion provided by RBC Capital Markets to the Kirkland Board, to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Consideration to be paid by Kirkland under the Arrangement is fair, from a financial point of view, to Kirkland.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – RBC Fairness Opinion”.

Q: Why is the Kirkland Board making this recommendation?

A: In reaching its conclusions and formulating its recommendation, the Kirkland Board consulted with representatives of Kirkland’s management team and its legal and financial advisors. The Kirkland Board also reviewed a significant amount of technical, financial and operational information relating to Detour and Kirkland and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Kirkland Board that the Arrangement is in the best interests of Kirkland and the unanimous recommendation of the Kirkland Board that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

• Adds a long-life, high-quality asset in a low-risk jurisdiction. The Detour Lake Mine is a uniquely large-scale, long-life Canadian mine, with current production of approximately 600,000 ounces of gold per year and substantial growth potential.

• Solidifies Kirkland’s position as a senior gold producer with industry-leading free cash flow. The Arrangement is expected to provide Kirkland with enhanced scale with pro forma 2019 production targeted at approximately 1.5 million ounces of gold and analyst consensus 2019 free cash flow of almost US$700 million.

• Bolsters financial strength and capital markets profile. The combined net cash balance as at September 30, 2019 of US$630 million, with increased public float, liquidity, and access to capital, is expected to provide Kirkland with greater capacity to pursue further growth and return capital to Kirkland Shareholders.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

• Increases Kirkland’s Mineral Reserve base and complements existing operating profile. The Arrangement is expected to add approximately 15.4 million ounces of gold to Kirkland’s Mineral Reserve base and extend Kirkland’s Mineral Reserve life index by eight years.

• Enables value-creation through continued optimization and potential expansion of the Detour Lake Mine. The financial strength and technical expertise of Kirkland following completion of the Arrangement is expected to support the continued optimization and potential expansion of the Detour Lake Mine with opportunities to significantly increase production at improved unit costs and to expand current Mineral Reserves and Mineral Resources.

• Provides attractive exploration upside. Detour’s land position covers approximately 1,040 km2 along the northernmost sections of the Abitibi Greenstone Belt (including approximately 646 km2 on the existing Detour Lake property) in Ontario, Canada. The combination of free cash flow generating operations, significant in-mine growth potential and considerable regional exploration upside is a common feature among the Detour Lake Mine and the Macassa Mine in Canada and the Fosterville Mine in Australia.

• Potential to deliver synergies. Due in part to the Detour Lake Mine’s relatively close proximity to Kirkland’s Canadian operations, the Arrangement is expected to generate approximately US$75- US$100 million in annual pre-tax synergies.

• Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Kirkland.

• Voting support agreements. All of the directors and certain representatives of the executive leadership teams of each of Kirkland and Detour have entered into the Kirkland Support Agreements and the Detour Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Kirkland, the Kirkland Shareholder Resolution, and in the case of Detour, the Arrangement Resolution.

• Business climate and review of alternatives. After reviewing the current and prospective business climate in the precious metals mining industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Kirkland, the Kirkland Board believes that the Arrangement represents Kirkland’s best prospects for maximizing shareholder value in the medium to long term.

• Fairness opinion. The Kirkland Board received an opinion from RBC Capital Markets dated November 24, 2019, as to the fairness to Kirkland, from a financial point of view, of the Consideration to be paid by Kirkland under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – RBC Fairness Opinion”. A complete copy of the RBC Fairness Opinion is included as “Appendix E – RBC Fairness Opinion” attached to this Circular.

See “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

Q: What steps has Kirkland and the Kirkland Board undertaken to protect the interests of Kirkland and Kirkland Shareholders in connection with the Arrangement?

A: In making its determinations and recommendations, the Kirkland Board observed that a number of procedural safeguards were in place and present to permit the Kirkland Board to protect the interests of

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Kirkland, the Kirkland Shareholders and other Kirkland stakeholders. These procedural safeguards include, among others:

• Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The Kirkland Board took an active role in negotiating the material terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Kirkland Board.

• Conduct of Kirkland’s business. The Kirkland Board believes that the restrictions imposed on Kirkland’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

• Ability to respond to superior proposals. Notwithstanding the limitation contained in the Arrangement Agreement on Kirkland’s ability to solicit interest from third parties, the Arrangement Agreement allows Kirkland to engage in discussions or negotiations regarding any unsolicited competing proposal for Kirkland received prior to the Kirkland Meeting that constitutes or would reasonably be expected to constitute a Kirkland Superior Proposal.

• Reasonable Break Fee. The amount of the Kirkland Termination Fee, being US$202 million, payable to Detour under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from making a Kirkland Superior Proposal.

• Shareholder Approval. The Kirkland Shareholder Resolution must be approved by the affirmative vote of at least a majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

Q: What is required to complete the Arrangement?

A: Completion of the Arrangement is conditional upon, among other things, the satisfaction or waiver of certain conditions, including:

• the Kirkland Shareholder Resolution having been approved by the Kirkland Shareholders at the Kirkland Meeting in accordance with applicable Law;

• the Arrangement Resolution having been approved by the Detour Shareholders at the Detour Meeting in accordance with the Interim Order and applicable Law;

• the Final Order having been obtained in form and substance satisfactory to each of Kirkland and Detour, each acting reasonably, and not having been set aside or modified in a manner unacceptable to either Detour or Kirkland, each acting reasonably, on appeal or otherwise;

• the necessary conditional approval of each of the TSX and the NYSE having been obtained, including in respect of the listing and posting for trading of the Consideration Shares on the TSX and the NYSE;

• the Canadian Competition Approval having been obtained;

• if both Kirkland and Detour agree that Investment Canada Act Approval is required to complete the Arrangement, Investment Canada Act Approval having been obtained;

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

• no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding having otherwise been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and

• the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q: When does Kirkland expect the Arrangement to become effective?

A: The Arrangement is expected to close at the end of January 2020. Closing is conditional on Kirkland Shareholders approving the Kirkland Shareholder Resolution and the satisfaction of other closing conditions, including, among other things, the approval by Detour Shareholders of the Arrangement Resolution and certain Regulatory Approvals. It is possible that factors outside the control of Kirkland and/or Detour could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by February 28, 2020, which date can be unilaterally extended by a Party for up to an additional 90 days (in five to 15-day increments) if the only unsatisfied condition is the Investment Canada Act Approval (if required), or extended by mutual agreement of the Parties. See “Transaction Agreements

– The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q: What will happen to Detour if the Arrangement is completed?

A: If the Arrangement is completed, Kirkland will acquire all of the Detour Shares and Detour will become a wholly-owned subsidiary. Kirkland intends to have the Detour Shares delisted from the TSX as promptly as possible following the Effective Date. In addition, subject to applicable Laws, Kirkland will apply to have Detour cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Detour’s reporting obligations in Canada following completion of the Arrangement.

Q: Will the Consideration Shares be traded on an exchange?

A: The Kirkland Shares currently trade on the TSX under the symbol “KL”, the NYSE under the symbol “KL” and the ASX under the symbol “KLA”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. Accordingly, pursuant to the Arrangement Agreement, Kirkland has agreed to apply for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Kirkland of customary listing conditions on the TSX and the NYSE. The TSX has conditionally approved the listing of the Kirkland Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Kirkland has applied to list the Consideration Shares and Kirkland Shares underlying the Replacement Options on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Q: Where will the corporate offices of Kirkland be located following completion of the Arrangement?

A: Following completion of the Arrangement, Kirkland’s head, registered and records offices will continue to be situated at 3120 – 200 Bay Street, Toronto, Ontario M5J 2J1.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the business and operations of each of Detour and Kirkland and the business and operations of Kirkland following completion of the Arrangement, all of which should be carefully considered. Risk factors relating to the Arrangement and the business of Kirkland following completion of the Arrangement include (among other things) the following:

• the Arrangement is subject to satisfaction or waiver of several conditions;

• Kirkland and Detour will incur substantial transaction fees and costs in connection with the proposed Arrangement;

• the Kirkland Termination Fee or the Kirkland Expenses Reimbursement may be payable by Kirkland;

• Kirkland and Detour may be the targets of legal claims, securities class actions, derivative lawsuits and other claims;

• The integration of Detour by Kirkland may not occur as planned;

• The management team of Kirkland following completion of the Arrangement may not be successful in implementing the proposed business strategy; and

• The unaudited pro forma consolidated financial information of Kirkland and Detour is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Kirkland following completion of the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination” and “Risk Factors”.

Q: What will happen if the Kirkland Shareholder Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Kirkland Shareholder Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and Kirkland will continue to operate independently. In certain circumstances, Detour will be required to pay to Kirkland the Detour Termination Fee in connection with such termination, or Kirkland will be required to pay Detour the Kirkland Termination Fee in connection with such termination. In addition, in certain circumstances, each of Kirkland and Detour will be required to pay the other party an expense reimbursement of up to $5 million. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Kirkland Shares may be materially adversely affected and Kirkland’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Kirkland would remain liable for costs relating to the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination” and “Risk Factors”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Q: Are Kirkland Shareholders entitled to Dissent Rights?

A: Under applicable Canadian Law, Kirkland Shareholders are not entitled to dissent rights with respect to the Kirkland Shareholder Resolution.

Q&A on Proxy Voting

Q: What am I being asked to approve at the Kirkland Meeting?

A: At the Kirkland Meeting, Kirkland Shareholders will be asked to approve the Kirkland Shareholder Resolution, which includes approval of the issuance of up to 77,407,217 Kirkland Shares issuable in connection with the Arrangement. If Kirkland Shareholder Approval is not obtained at the Kirkland Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Kirkland Shareholder Resolution authorizes the Kirkland Board, without further notice to or approval of the Kirkland Shareholders, to revoke the Kirkland Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement. See “Business of the Kirkland Meeting – Kirkland Shareholder Resolution”.

Q: What will Detour Shareholders be asked to vote on?

A: In accordance with the Arrangement Agreement, Detour Shareholders will be asked to vote on the Arrangement Resolution at the Detour Meeting. In order to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Detour Shareholders, present in person or represented by proxy and entitled to vote at the Detour Meeting.

The Detour Meeting is expected to be held on January 28, 2020. If the Detour Shareholder Approval is not obtained at the Detour Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Detour Board, without further notice to or approval of the Detour Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and not to proceed with the Arrangement at any time prior to the Effective Time. Detour Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Kirkland Meeting.

See “Regulatory Matters and Approvals – Shareholder Approvals – Detour Shareholder Approval”.

Q: What level of Kirkland Shareholder approval is required?

A: In order to be effective, the Kirkland Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast on the Kirkland Shareholder Resolution by Kirkland Shareholders, present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

The Kirkland Board has unanimously determined that the Arrangement is in the best interests of Kirkland and unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

See “Business of the Kirkland Meeting – Kirkland Shareholder Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Kirkland Shareholder Approval”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Q: What constitutes quorum for the Kirkland Meeting?

A: Quorum for the Kirkland Meeting consists of two persons present in person, each being a Kirkland Shareholder entitled to vote at the Kirkland Meeting or a duly appointed proxy or proxyholder for an absent Kirkland Shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued Kirkland Shares enjoying voting rights at the Kirkland Meeting.

Q: How many votes do Kirkland Shareholders have?

A: Each Kirkland Shareholder is entitled to one vote on each matter properly brought before the Kirkland Meeting for each Kirkland Share held by such holder at the close of business on the Record Date.

Q: How do I vote on the Kirkland Shareholder Resolution?

A: Kirkland Shareholders can vote online, on the phone, in writing or in person or by proxy at the Kirkland Meeting. The procedure for voting is different for Registered Kirkland Shareholders and Beneficial Kirkland Shareholders.

Registered Kirkland Shareholders can vote in one of the following ways:

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy and follow the instructions on screen.
Fax	Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: TSX Trust Company, Attention: Proxy Department, 1.416.595.9593.
Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

TSX Trust Company
Attention: Proxy Department
100 Adelaide Street West, Suite 301
Toronto, ON M5H 4H1

Hand Delivery	Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to: TSX Trust Company Attention: Proxy Department 100 Adelaide Street West, Suite 301 Toronto, ON M5H 4H1
In Person

If you are a Registered Kirkland Shareholder, you can attend the Kirkland Meeting and register with TSX Trust upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Kirkland Meeting.

Questions?	Contact Kingsdale by telephone at 1.877.659.1821 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

You should carefully read and consider the information contained in this Circular. Registered Kirkland Shareholders who do not wish or are unable to attend the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting) in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, or over the internet, in each case in accordance with the instructions set out in the enclosed form of proxy and elsewhere in this Circular. A proxy will not be valid for use at the Kirkland Meeting unless the completed form of proxy is received by TSX Trust not later than 11:00 a.m. (Toronto time) on January 24, 2020, (or if the Kirkland Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior the date of the reconvened Kirkland Meeting). Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

If you hold your Kirkland Shares through an Intermediary, please follow the instructions on the VIF or proxy form provided by such Intermediary to ensure that your vote is counted at the Kirkland Meeting and contact your Intermediary for instruction.

Beneficial Kirkland Shareholders can vote in one of the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Phone

For Canadian Beneficial Kirkland Shareholders, call 1.800.474.7493 (English) or 1.800.474.7501 (French).

For United States Beneficial Kirkland Shareholders, call 1.800.454.8683.

You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	For Canadian Beneficial Kirkland Shareholders, enter your voting instructions, sign and date the VIF, and return the completed VIF by fax to 1.905.507.7793 or 1.514.281.8911.
Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.
Questions?	Contact Kingsdale by telephone at 1.877.659.1821 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

See “General Information Concerning the Kirkland Meeting – Voting by Registered Kirkland Shareholders” and “General Information Concerning the Kirkland Meeting – Appointment of Proxies”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Q: If my Kirkland Shares are held by an Intermediary, will they vote my Kirkland Shares for me?

A: An Intermediary will vote the Kirkland Shares held by you only if you provide instructions to such Intermediary on how to vote. If you are a Beneficial Kirkland Shareholder, your Intermediary will send you a VIF or proxy form with this Circular. If you fail to give proper instructions, those Kirkland Shares will not be voted on your behalf. Beneficial Kirkland Shareholders should instruct their Intermediaries to vote their Kirkland Shares on their behalf by following the directions on the VIF or proxy form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Kirkland Shares at the Kirkland Meeting, you cannot vote those Kirkland Shares owned by you at the Kirkland Meeting.

See “General Information Concerning the Kirkland Meeting – Beneficial Kirkland Shareholders” and “General Information Concerning the Kirkland Meeting – Voting by Beneficial Kirkland Shareholders”.

Q: Who is soliciting my proxy?

A: Your proxy is being solicited on behalf of the management of Kirkland. Management will solicit proxies primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of Kirkland to whom no additional compensation will be paid.

Kirkland has retained Kingsdale in connection with the solicitation of proxies. All costs of solicitation by management will be borne by Kirkland. Kirkland will reimburse brokers and other entities for costs incurred by them in mailing meeting materials to Beneficial Kirkland Shareholders.

Q: Who is eligible to vote?

A: Kirkland Shareholders at the close of business on the Record Date or their duly appointed proxyholders are eligible to vote at the Kirkland Meeting.

Q: Does any Kirkland Shareholder beneficially own 10% or more of the Kirkland Shares?

A: No. To the knowledge of the directors and officers of Kirkland, as of the Record Date, no Kirkland Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Kirkland Shares.

See “General Information Concerning the Kirkland Meeting – Voting Securities and Principal Kirkland Shareholders”.

Q: What if I acquire ownership of Kirkland Shares after the Record Date?

A: You will not be entitled to vote Kirkland Shares acquired after the Record Date at the Kirkland Meeting. Only persons owning Kirkland Shares as of the Record Date are entitled to vote at the Kirkland Meeting.

Q: Why am I being asked to approve the Kirkland Shareholder Resolution?

A: The TSX requires an acquiring company to obtain shareholder approval if the number of shares to be issued as consideration for an acquisition exceeds 25% of its outstanding shares. If the maximum number of Detour Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Detour Options), Kirkland expects to issue approximately 77,407,217 Kirkland Shares to Detour Shareholders in connection with the Arrangement, representing approximately 37% of the issued and outstanding Kirkland Shares as of November 24, 2019. If Kirkland Shareholder approval for the Kirkland

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Shareholder Resolution is not obtained, Kirkland will not be able to complete the Arrangement on the terms currently proposed.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed VIF or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 11:00 a.m. (Toronto time) on January 24, 2020 to ensure your Kirkland Shares are voted at the Kirkland Meeting. If the Kirkland Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Kirkland Meeting. Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

Q: What happens if I send in my proxy without specifying how to vote?

A: The persons named in the enclosed form of proxy are each a director or an officer of Kirkland. You may indicate on your form of proxy how you wish your proxyholder to vote your Kirkland Shares. If you do this, your proxyholder must vote your Kirkland Shares in accordance with the instructions you have given. If you have appointed the persons designated in the form of proxy as your proxyholder, they will, unless you give contrary instructions, vote FOR the Kirkland Shareholder Resolution.

A Kirkland Shareholder who wishes to appoint some other person to represent such Kirkland Shareholder at the Kirkland Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. You may indicate on your form of proxy how you wish your proxyholder to vote your Kirkland Shares. If you do this, your proxyholder must vote your Kirkland Shares in accordance with the instructions you have given.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. A Kirkland Shareholder executing the enclosed form of proxy has the power to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by TSX Trust before 11:00 a.m. (Toronto time) on January 24, 2020 (or if the Kirkland Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior the date of the reconvened Kirkland Meeting). A Registered Kirkland Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Kirkland Shareholder wants to revoke his, her or its proxy and delivering such written document to (i) the registered office of Kirkland at 3120 – 200 Bay Street, Toronto, Ontario M5J 2J1, Attention: Vice President, Legal and Corporate Secretary at any time up to and including the last Business Day preceding the day of the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting), or (ii) the Chair of the Kirkland Meeting at the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting) prior to the vote in respect of the Kirkland Shareholder Resolution, or in any other manner permitted by Law.

If you hold your Kirkland Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary.

See “General Information Concerning the Kirkland Meeting – Revoking your Proxy”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Q: Who is responsible for counting and tabulating the votes by proxy?

A: Votes by proxy are counted and tabulated by Kirkland’s transfer agent, TSX Trust.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact Kirkland’s strategic shareholder advisor and proxy solicitation agent, Kingsdale, at 1.877.659.1821 toll free in North America, or call collect outside North America at +1.416.867.2272 or by e-mail at contactus@kingsdaleadvisors.com.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

GLOSSARY OF DEFINED TERMS

The following terms used in the Circular have the meanings set forth below.

“Acceptable Detour Confidentiality Agreement” means a confidentiality agreement between Detour and a third party other than Kirkland: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Detour Confidentiality Agreement; and (b) that does not preclude or limit the ability of Detour to disclose information relating to such agreement or the negotiations contemplated thereby, to Kirkland.

“Acceptable Kirkland Confidentiality Agreement” means a confidentiality agreement between Kirkland and a third party other than Detour: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Kirkland Confidentiality Agreement; and (b) that does not preclude or limit the ability of Kirkland to disclose information relating to such agreement or the negotiations contemplated thereby, to Detour.

“AISC” has the meaning ascribed thereto under the heading “General Information – Non-IFRS Financial Performance Measures”.

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act.

“Announcement Date” means November 25, 2019, being the date that Kirkland and Detour jointly announced the entering into of the Arrangement Agreement.

“Application for Review” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Investment Canada Act Compliance”.

“ARC” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“Arrangement” means the arrangement of Detour under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Kirkland and Detour, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of November 24, 2019 between Kirkland and Detour, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Detour Shareholders at the Detour Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the CBCA evidencing the Arrangement.

“ASX” means the Australian Securities Exchange.

“Australian Securities Laws” means the Corporations Act 2001 (Commonwealth) and all other federal securities legislation of Australia and all rules, regulations and orders thereunder.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Beneficial Kirkland Shareholders” means non-registered holders of Kirkland Shares.

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to Detour.

“Bonterra” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario are authorized or required by applicable Law to be closed.

“Canadian Competition Approval” means either: (a) the issuance of an ARC; or (b)(i) the applicable waiting period under Section 123 of the Competition Act has expired, been terminated by the Commissioner, or (ii) the obligation to submit a notification will have been waived by the Commissioner under paragraph 113(c) of the Competition Act, and in either case of (i) or (ii), a No-Action Letter has been issued by the Commissioner, all on terms and conditions satisfactory to Kirkland, acting reasonably.

“Canadian Securities Authorities” means the securities commissions or other securities regulatory authority of each province and territory of Canada.

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to Kirkland.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“CIM” means Canadian Institute of Mining Metallurgy and Petroleum.

“CIM Definition Standards” has the meaning ascribed thereto under the heading “General Information – Cautionary Note to Kirkland Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Circular” means the Notice of Meeting together with this management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, to be sent to Kirkland Shareholders in connection with the Kirkland Meeting, as amended, supplemented or otherwise modified from time to time.

“Commissioner” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals

– Canadian Competition Approval”.

“Company A” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Competition Act” means the Competition Act (Canada), as amended, and the regulations promulgated thereunder.

“Competition Challenge” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Competition Tribunal” means the tribunal established under the Competition Tribunal Act (Canada).

“Consideration” means 0.4343 of a Kirkland Share for each Detour Share which Detour Shareholders are entitled to receive pursuant to, and subject to the terms and conditions of, the Plan of Arrangement.

“Consideration Shares” means the Kirkland Shares to be issued pursuant to the Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Cosmo Gold Mine” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means TSX Trust Company, in its capacity as depositary for the Arrangement.

“Detour” means Detour Gold Corporation, a corporation existing under the federal laws of Canada.

“Detour Acquisition Agreement” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

“Detour Acquisition Proposal” means whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons (or in the case of a parent to parent transaction, their shareholders) (other than Kirkland and its affiliates) beneficially owning Detour Shares (or securities convertible into or exchangeable or exercisable for Detour Shares) representing 20% or more of the Detour Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Detour or its subsidiary; or (iii) any direct or indirect acquisition by any person or group of persons (other than Kirkland and its affiliates) of any assets of Detour and/or any interest in its subsidiary (including shares or other equity interest of its subsidiary) that are or that hold the Detour Lake Mine or individually or in the aggregate contribute 20% or more of the consolidated revenue of Detour and its subsidiary or constitute or hold 20% or more of the fair market value of the assets of Detour and its subsidiary (taken as a whole) in each case based on the consolidated financial statements of Detour most recently filed prior to such time as part of the Detour Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Detour AIF” means Detour’s annual information form for the year ended December 31, 2018, dated March 29, 2019.

“Detour Annual Financial Statements” means the audited annual consolidated financial statements of Detour, consisting of its consolidated statements of financial position as at December 31, 2018 and December 31, 2017 and its consolidated statements of operations, comprehensive income, cash flows and

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

shareholders’ equity for each of the years in the two-year period ended December 31, 2018, together with the notes thereto.

“Detour Annual MD&A” means the management’s discussion and analysis of operations and financial condition of Detour for the fiscal years ended December 31, 2018 and 2017.

“Detour Board” means the board of directors of Detour.

“Detour Board Recommendation” means the unanimous determination of the Detour Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the Detour Special Committee, that the Arrangement is in the best interests of Detour and the unanimous recommendation of the Detour Board to Detour Shareholders that they vote in favour of the Arrangement Resolution.

“Detour Budget” means the Detour draft budget for 2020 and 2021 attached to the Detour Disclosure Letter.

“Detour Change of Recommendation” has the meaning ascribed to the term “Change of Recommendation” in the Arrangement Agreement.

“Detour Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Detour Shareholders in connection with the Detour Meeting, including any amendments or supplements thereto.

“Detour Confidentiality Agreement” means the confidentiality agreement dated as of November 9, 2018 between Kirkland and Detour, as amended on October 6, 2019.

“Detour Credit Facility” has the meaning ascribed thereto under “Appendix B – Information Concerning Detour” attached to this Circular.

“Detour Disclosure Letter” means the disclosure letter dated November 24, 2019 regarding the Arrangement Agreement executed by Detour and delivered to Kirkland concurrently with the execution of the Arrangement Agreement.

“Detour DSU Plan” means the Deferred Share Unit Plan of Detour dated May 9, 2013.

“Detour Expenses Reimbursement” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Termination”.

“Detour Financial Statements” means, collectively, the Detour Annual Financial Statements and the Detour Interim Financial Statements.

“Detour Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Detour, consisting of its condensed consolidated statements of financial position as at September 30, 2019 and December 31, 2018, its condensed consolidated statements of operations, comprehensive income and cash flows for the three and nine-month periods ended September 30, 2019 and 2018, and its condensed consolidated statements of shareholders’ equity for the nine-month periods ended September 30, 2019 and 2018, together with the notes thereto.

“Detour Interim MD&A” means the management’s discussion and analysis of operations and financial condition of Detour for the three and nine month periods ended September 30, 2019.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Detour Lake Mine” means Detour’s 100% interest in the Detour Lake property, which includes the Detour Lake mine and the Detour Lake project, located in Ontario, Canada.

“Detour Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of Detour or on the Detour Lake Mine, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Detour Material Adverse Effect: (a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally; (b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority; (c) changes or developments affecting the global mining industry in general; (d) any natural disaster; (e) any changes in the price of gold; (f) any generally applicable changes in IFRS; (g) the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated thereby; (h) any failure by Detour or its subsidiary to meet any public estimates or expectations, including estimates or expectations regarding its revenues, earnings or other financial performance or results of operations for any period; or any failure by Detour or its subsidiary to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be taken into consideration when determining whether a Detour Material Adverse Effect has occurred, but excluding any underlying cause that is otherwise excluded by clauses (a) through (k)); (i) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of Kirkland; (j) any action taken by Detour or its subsidiary that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or (k) a change in the market price or trading volume of the Detour Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby, provided, however, that each of clauses (a) through (f) above will not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect Detour and its subsidiary taken as a whole in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Detour Material Adverse Effect has occurred.

“Detour Meeting” means the special meeting of the Detour Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Detour Option In-The-Money-Amount” in respect of a Detour Option means the amount, if any, by which the total fair market value of the Detour Shares that a holder is entitled to acquire on exercise of the Detour Option immediately before the exchange of the Detour Options for Replacement Options exceeds the aggregate exercise price to acquire such Detour Shares.

“Detour Option Plan” means the share option plan of Detour, dated January 31, 2007, as amended and restated on November 13, 2007, and as further amended and restated on June 3, 2009, and as further amended and restated on April 20, 2010, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Detour Options” means options to acquire Detour Shares granted pursuant to or otherwise subject to the Detour Option Plan.

“Detour Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Detour PSUs” means performance-based restricted share units issued under the Detour PSU/RSU Plan.

“Detour PSU/RSU Plan” means the Performance and Restricted Share Unit Plan of Detour dated effective December 3, 2013, as amended and restated on October 31, 2014, and as further amended and restated on March 24, 2016, and as further amended and restated on March 18, 2019, and as further amended and restated on May 2, 2019.

“Detour Public Disclosure Record” means all documents filed by or on behalf of Detour on SEDAR since January 1, 2018 and prior to the date of the Arrangement Agreement that were publicly available on the date of the Arrangement Agreement.

“Detour RSUs” means restricted share units issued under the Detour PSU/RSU Plan, but excluding any Detour PSUs.

“Detour Senior Management” means the President and Chief Executive Officer, Chief Financial Officer, General Counsel and Corporate Secretary, and Vice President, Environmental and Sustainability of Detour.

“Detour Shareholder Approval” means the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Detour Shareholders present in person or represented by proxy and entitled to vote at the Detour Meeting.

“Detour Shareholders” means the holders of one or more Detour Shares.

“Detour Shares” means the common shares without par value in the capital of Detour.

“Detour Special Committee” means the special committee of independent directors established by the Detour Board in connection with the transactions contemplated by the Arrangement Agreement.

“Detour Superior Proposal” means a bona fide Detour Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Kirkland and its affiliates) that did not result from a breach of the Arrangement Agreement and which or in respect of which: (a) is to acquire not less than all of the outstanding Detour Shares not owned by the person or persons or all or substantially all of the assets of Detour on a consolidated basis; (b) the Detour Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Detour Acquisition Proposal would, taking into account all of the terms and conditions of such Detour Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Detour Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Kirkland in accordance with the terms of the Arrangement Agreement); (c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (d) is not subject to any due diligence and/or access condition; and (e) the Detour Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Detour Acquisition Proposal and the person making such Detour Acquisition Proposal.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Detour Support Agreements” means the voting and support agreements dated November 24, 2019, between Kirkland and the Supporting Detour Shareholders and other voting and support agreements that may be entered into after the date thereof by Kirkland and other Detour Shareholders, which agreements provide that such shareholders will, among other things, vote all Detour Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Detour Shares.

“Detour Termination Fee” means the amount of US$148 million.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissenting Detour Shareholder” means a registered Detour Shareholder who has duly and validly exercised the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Detour Shares in respect of which Dissent Rights are validly exercised by such registered Detour Shareholder.

“Dissent Rights” means the rights of dissent exercisable by registered Detour Shareholders in respect of the Arrangement Resolution, as described in Section 5.1 of the Plan of Arrangement.

“Dissent Shares” means Detour Shares held by a Dissenting Detour Shareholder and in respect of which the Dissenting Detour Shareholder has validly exercised the Dissent Rights.

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as Kirkland and Detour may agree to in writing before the Effective Date.

“Employee Plan” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of Detour other than benefit plans established pursuant to statute.

“Exchange Ratio” means 0.4343 of a Kirkland Share to be issued for each Detour Share, pursuant to the Arrangement.

“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to Detour and Kirkland, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Detour and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both Detour and Kirkland, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

“Fosterville Mine” means Kirkland’s 100% interest in the Fosterville gold mine, located in the State of Victoria, Australia.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Fosterville Report” means the technical report prepared for Kirkland entitled “Updated NI 43-101 Technical Report, Fosterville Gold Mine, in the State of Victoria, Australia” dated April 1, 2019, with an effective date of December 31, 2018 prepared by Troy Fuller, MAIG and Ion Hann, FAuslMM.

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX, the NYSE and the ASX.

“Holt Mine” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

“Industry Guide 7” has the meaning ascribed thereto under the heading “General Information – Cautionary Note to Kirkland Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Interim Order” means the interim order of the Court made following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated in the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to Detour and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Detour Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Detour and Kirkland, each acting reasonably.

“Intermediary” has the meaning ascribed thereto under the heading “General Information Concerning the Kirkland Meeting – Who Can Vote”.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, and the regulations promulgated thereunder.

“Investment Canada Act Approval” means the Minister will have sent a notice stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or the Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada and either: (a) no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act within the prescribed period; or (b) if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the Investment Canada Act, then either the Minister or Ministers under the Investment Canada Act have sent to Kirkland a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the Investment Canada Act, or the Governor in Council has issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the Arrangement Agreement.

“Kingsdale” means Kingsdale Partners L.P., operating as Kingsdale Advisors, Kirkland’s strategic shareholder advisor and proxy solicitation agent.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Kirkland” means Kirkland Lake Gold Ltd., a corporation organized under the Laws of the Province of Ontario.

“Kirkland Acquisition Agreement” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

“Kirkland Acquisition Proposal” means whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons (or in the case of a parent to parent transaction, their shareholders) (other than Detour and its affiliates) beneficially owning Kirkland Shares (or securities convertible into or exchangeable or exercisable for Kirkland Shares) representing 20% or more of the Kirkland Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Kirkland or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons (other than Detour and its affiliates) of any assets of the Kirkland and/or any interest in one or more of its subsidiaries (including shares or other equity interest of its subsidiaries) that individually or in the aggregate contribute 20% or more of the consolidated revenue of Kirkland and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Kirkland and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Kirkland most recently filed prior to such time as part of the Kirkland Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, or (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“Kirkland Affiliate” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

“Kirkland AIF” means Kirkland’s annual information form for the year ended December 31, 2018, dated April 1, 2019.

“Kirkland Annual Financial Statements” means the audited consolidated financial statements of Kirkland as at, and for the years ended, December 31, 2018 and December 31, 2017, including the notes thereto.

“Kirkland Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of Kirkland for the year ended December 31, 2018.

“Kirkland Board” means the board of directors of Kirkland.

“Kirkland Board Recommendation” means the unanimous determination of the Kirkland Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Kirkland and the unanimous recommendation of the Kirkland Board to the Kirkland Shareholders that they vote in favour of the Kirkland Shareholder Resolution.

“Kirkland Change of Recommendation” has the meaning ascribed to the term “Purchaser Change of Recommendation” in the Arrangement Agreement.

“Kirkland Confidentiality Agreement” means the confidentiality agreement dated as of October 18, 2019 between Kirkland and Detour.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Kirkland Expenses Reimbursement” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Termination”.

“Kirkland Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Kirkland consisting of its unaudited condensed consolidated interim statements of financial position as at September 30, 2019 and December 31, 2018, its unaudited condensed consolidated interim statements of operations and comprehensive income, and cash flows for the three and nine months ended September 30, 2019 and 2018, and its unaudited condensed consolidated interim statements of changes in equity for the nine months ended September 30, 2019 and 2018, together with the notes thereto.

“Kirkland Interim MD&A” means the management’s discussion and analysis of financial condition and results of operations of Kirkland for the three and nine months ended September 30, 2019.

“Kirkland Long-Term Incentive Plan” means the Long-Term Incentive Plan of Kirkland dated January 1, 2017, and as further amended on April 7, 2017.

“Kirkland Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of Kirkland and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following will not be deemed to constitute, and will not be taken into account in determining whether there has been, a Kirkland Material Adverse Effect: (a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States, Australia or globally; (b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority; (c) changes or developments affecting the global mining industry in general; (d) any natural disaster; (e) any changes in the price of gold; (f) any generally applicable changes in IFRS; (g) the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated thereby; (h) any failure by Kirkland or any of its subsidiaries to meet any public estimates or expectations, including estimates or expectations regarding its revenues, earnings or other financial performance or results of operations for any period; or any failure by Kirkland or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be taken into consideration when determining whether a Kirkland Material Adverse Effect has occurred, but excluding any underlying cause that is otherwise excluded by clauses (a) through (k)); (i) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of Detour; (j) any action taken by Kirkland or any of its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or (k) a change in the market price or trading volume of the Kirkland Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby, provided, however, that each of clauses (a) through (f) above will not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect Kirkland and its subsidiaries taken as a whole in comparison to other persons who operate in the gold mining industry and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Kirkland Material Adverse Effect has occurred.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Kirkland Material Subsidiaries” means Kirkland Lake Gold Inc., Crocodile Gold Inc., Newmarket NT Holdings, Newmarket Victoria Holdings and Fosterville Gold Mine Pty.

“Kirkland Meeting” means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought advisable, approving the Kirkland Shareholder Resolution.

“Kirkland Options” means options to acquire Kirkland Shares.

“Kirkland Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Kirkland PSUs” means performance share units issued under the Kirkland Long-Term Incentive Plan.

“Kirkland Public Disclosure Record” means all documents filed by or on behalf of Kirkland on SEDAR since January 1, 2018 and prior to the date of the Arrangement Agreement that were publicly available on the date of the Arrangement Agreement.

“Kirkland RSUs” means restricted share units issued under the Kirkland Long-Term Incentive Plan.

“Kirkland Senior Management” means the President and Chief Executive Officer, Chief Financial Officer, Vice President, Legal and Corporate Secretary, and Vice President, Technical Services of Kirkland.

“Kirkland Shareholder Approval” means the requisite approval of the Kirkland Shareholder Resolution by not less than a simple majority of the votes cast on the Kirkland Shareholder Resolution by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

“Kirkland Shareholder Resolution” means the ordinary resolution to be considered and, if thought advisable, passed at the Kirkland Meeting to approve the issuance by Kirkland of the Kirkland Shares pursuant to the Plan of Arrangement, substantially in the form and content of “Appendix A – Kirkland Shareholder Resolution” attached to this Circular.

“Kirkland Shareholders” means the holders of one or more Kirkland Shares.

“Kirkland Shares” means common shares in the capital of Kirkland.

“Kirkland Superior Proposal” means a bona fide Kirkland Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons acting jointly (other than Detour and its affiliates) that did not result from a breach of the Arrangement Agreement and which or in respect of which: (a) is to acquire not less than all of the outstanding Kirkland Shares not owned by the person or persons or all or substantially all of the assets of Kirkland on a consolidated basis; (b) the Kirkland Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Kirkland Acquisition Proposal would, taking into account all of the terms and conditions of such Kirkland Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Kirkland Shareholders from a financial point of view than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by Detour in accordance with the terms of the Arrangement Agreement); (c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (d) is not subject to any due diligence and/or access condition; and (e) the Kirkland Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Kirkland Acquisition Proposal and the person making such Kirkland Acquisition Proposal.

“Kirkland Support Agreements” means the voting and support agreements dated November 24, 2019 between Detour and the Supporting Kirkland Shareholders and other voting and support agreements that may be entered into after the date thereof by Detour and other shareholders of Kirkland, which agreements provide that such shareholders will, among other things, vote all Kirkland Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Kirkland Shareholder Resolution and not dispose of their Kirkland Shares.

“Kirkland Termination Fee” means the amount of US$202 million.

“Law” or “Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Locked-up Shareholders” means, collectively, the Supporting Detour Shareholders and the Supporting Kirkland Shareholders.

“Macassa Mine” means Kirkland’s 100% interest in the Macassa mine complex, located in northeastern Ontario.

“Macassa Report” means the technical report prepared for Kirkland entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” dated April 1, 2019, amended and restated July 19, 2019 with an effective date of December 31, 2018, prepared by Mariana Pinheiro Harvey, P.Eng., Robert Glover, P.Geo., William Tai, P.Eng. and Ben Harwood, P.Geo.

“material fact” has the meaning attributed to such term under the Securities Act.

“Maxit” means Maxit Capital LP, financial advisor to Kirkland.

“Minister” means the responsible minister under the Investment Canada Act.

“misrepresentation” has the meaning attributed to such term under the Securities Act.

“NCIB” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“net benefit ruling” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Investment Canada Act Compliance”.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“No-Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“Notice of Meeting” means the notice of special meeting of Kirkland Shareholders accompanying this Circular.

“Notifiable Transaction” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“Notification” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario) and the regulations promulgated thereunder.

“Old Kirkland Lake Gold” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“Old Newmarket” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement.

“Outside Date” means February 28, 2020 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by February 28, 2020 (a) as a result of the failure to satisfy the condition set forth in Section 7.1(f) or (b) of the Arrangement Agreement and at such date the Parties have not agreed whether Investment Canada Act Approval is required to complete the transactions contemplated thereby, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions will not exceed 90 days from February 28, 2020; provided further that, notwithstanding the foregoing, a Party will not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 7.1(f) of the Arrangement Agreement is primarily the result of such Party’s failure to comply with its covenants in the Arrangement Agreement.

“Parties” means Kirkland and Detour, and “Party” means either one of them.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“PCAOB” means Public Company Accounting Oversight Board (United States).

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A of the Arrangement Agreement, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of Detour and Kirkland, each acting reasonably.

“Post-Termination Kirkland Acquisition Proposal” means a Kirkland Acquisition Proposal that is made or proposed prior to, or concurrent with, the termination or withdrawal of a Specified Kirkland Acquisition Proposal.

“Preferred Shares” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi- criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever.

“Projections” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101.

“RBC Capital Markets” means RBC Dominion Securities Inc., financial advisor to Kirkland.

“RBC Fairness Opinion” means the opinion of RBC Capital Markets to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Kirkland under the Arrangement is fair, from a financial point of view, to Kirkland.

“Record Date” means December 16, 2019.

“Registered Kirkland Shareholder” means a registered holder of Kirkland Shares.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities, including for greater certainty, Canadian Competition Approval and, if required, Investment Canada Act Approval.

“Replacement Option” means an option or right to purchase Kirkland Shares granted by Kirkland in exchange for a Detour Option on the basis set forth in the Plan of Arrangement.

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value of Kirkland Shares that a holder is entitled to acquire on exercise of the Replacement Option determined immediately after the exchange of the Detour Options for the Replacement Options exceeds the aggregate exercise price to acquire such Kirkland Shares.

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors).

“Reviewable Transaction” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Investment Canada Act Compliance”.

“Rule 144” means Rule 144 under the U.S. Securities Act.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Laws” means collectively, Australian Securities Laws, Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Specified Kirkland Acquisition Proposal” means (a) a Kirkland Acquisition Proposal referred to in clause (1) of Section 5.3(b)(i) of the Arrangement Agreement, and (b) any Post-Termination Kirkland Acquisition Proposal.

“Stikeman” means Stikeman Elliott LLP, legal counsel to Detour.

“subsidiary” means, with respect to a specified entity, any: (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation; (b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and (c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity.

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“Superior Proposal Notice Period” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

“Supplementary Information Request” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

“Supporting Detour Shareholders” means, collectively, the directors of Detour and the Detour Senior Management who have entered into Detour Support Agreements.

“Supporting Kirkland Shareholders” means, collectively, the directors of Kirkland and the Kirkland Senior Management who have entered into Kirkland Support Agreements.

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not.

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder.

“Taylor Mine” has the meaning ascribed thereto under “Appendix C – Information Concerning Kirkland” attached to this Circular.

“Transfer” has the meaning ascribed thereto under the heading “Transaction Agreements – The Voting Agreements”.

“TSX” means the Toronto Stock Exchange.

“TSX Trust” means TSX Trust Company, in its capacity as Kirkland’s registrar and transfer agent.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Kirkland Shareholder” means a Kirkland Shareholder in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

“U.S. Securities Laws” means federal and state securities legislation of the United States, and all rules, regulations and orders promulgated thereunder.

“VIF” means a voting instruction form.

“Voting Agreements” means, collectively, the Kirkland Support Agreements and Detour Support Agreements.

“VWAP” means volume weighted average trading price.

“Waiver” has the meaning ascribed thereto under the heading “Regulatory Matters and Approvals – Canadian Competition Approval”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

GENERAL INFORMATION

Information Contained in this Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Kirkland for use at the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting). No person is authorized to give any information or to make any representation in connection with the Arrangement and the other matters discussed in or incorporated by reference in this Circular. Any information or representation provided that is not contained in or incorporated by reference in this Circular should not be relied upon. For greater certainty, to the extent that any information contained or provided on Kirkland’s website or by Kirkland’s proxy solicitation agents is inconsistent with this Circular, you should rely on the information provided in this Circular. Information contained on Kirkland’s website is not and is not deemed to be a party of this Circular or incorporated by reference herein and should not be relied upon by Kirkland Shareholders for the purpose of determining whether to approve the Kirkland Shareholder Resolution.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Information in this Circular is given as of December 19, 2019 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as of the respective dates stated therein.

All summaries of and references to the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement and the Plan of Arrangement are available on Kirkland’s SEDAR profile at www.sedar.com and EDGAR at www.sec.gov. You are urged to read carefully the full text of those documents.

Additional information relating to Kirkland may be found under Kirkland’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Kirkland AIF, the Kirkland Annual Financial Statements and the Kirkland Annual MD&A, each of which is available under Kirkland’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on Kirkland’s website at www.klgold.com. Kirkland Shareholders may also request copies of these documents from Kirkland’s Vice President, Legal and Corporate Secretary by phone at 1.416.840.7884 or by email at jwagner@klgold.com.

Kirkland Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

Information Concerning Detour

Except as otherwise indicated, the information concerning Detour contained in this Circular is based solely on information provided to Kirkland by Detour and should be read together with, and is qualified by, the documents of Detour incorporated by reference herein. Although Kirkland has no knowledge that would indicate that any of the information provided by Detour is untrue or incomplete, neither Kirkland nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, nor any failure by Detour to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Kirkland. Kirkland has no knowledge of any material information concerning Detour that has not been generally disclosed. See also “Risk Factors”.

Non-IFRS Financial Performance Measures

This Circular and the documents incorporated by reference present certain measures, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings from continuing operations before interest, taxes and depreciation and amortization from continuing operations and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Kirkland believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of Kirkland’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” in the Kirkland Annual MD&A.

Presentation of Financial Information

The unaudited pro forma consolidated financial information included in this Circular is reported in U.S. dollars and has been prepared by Kirkland management in accordance with the basis of presentation discussed below. The historical financial statements and all other financial information of Kirkland and Detour included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS. The Kirkland Annual Financial Statements as of December 31, 2018 and for the year then ended were audited in accordance with the standards of the PCAOB. The Kirkland Annual Financial Statements as of December 31, 2017 and for the year then ended were audited in accordance with Canadian generally accepted auditing standards. The Detour Annual Financial Statements were audited in accordance with Canadian generally accepted auditing standards.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited pro forma consolidated statement of financial position as at September 30, 2019 gives effect to the Arrangement as if it had closed on September 30, 2019. The unaudited pro forma consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2018 and for the nine months ended September 30, 2019 gives effect to the Arrangement as if it had closed

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

on January 1, 2018. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Kirkland and Detour as at and for the year ended December 31, 2018, and the unaudited condensed consolidated interim financials statements of Kirkland and Detour as at and for the nine months ended September 30, 2019. The unaudited pro forma consolidated financial information should be read together with: (i) the Kirkland Annual Financial Statements incorporated by reference into this Circular, (ii) the Detour Annual Financial Statements incorporated by reference into this Circular, (iii) the Kirkland Interim Financial Statements, (iv) the Detour Interim Financial Statements, and (v) other information contained in or incorporated by reference into this Circular. See “Appendix F – Unaudited Pro Forma Financial Information” attached to this Circular.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not necessarily reflect what Kirkland’s financial condition and results of operations following completion of the Arrangement would have been had the Arrangement occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of Kirkland following completion of the Arrangement. The actual financial position and results of operations of Kirkland following completion of the Arrangement may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Kirkland believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial information. The actual adjustments to the consolidated financial statements of Kirkland upon closing of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Forward- Looking Information” and “Risk Factors”.

Currency Exchange Rate Information

Canadian dollars are reported as $ or CAD$, United States (U.S.) dollars are reported as US$ and Australian dollars are reported as A$.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31		Nine months ended September 30

	2018	2017	2019	2018

High	$1.3642	$1.3743	$1.3600	$1.3310

Low	$1.2288	$1.2128	$1.3038	$1.2288

Average	$1.2957	$1.2986	$1.3292	$1.2876

Closing	$1.3642	$1.2545	$1.3243	$1.2945

On November 22, 2019, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.3287 or $1.00 = US$0.7526. On

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

December 19, 2019, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.3122 or $1.00 = US$0.7621.

The information in respect of periods commencing on or after January 1, 2017 is based on the average daily exchange rates for such period published by the Bank of Canada.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Australian dollars published by Bloomberg.

	Year ended December 31		Nine months ended September 30

	2018	2017	2019	2018

High	A$1.4240	A$1.3919	A$1.4891	A$1.4080

Low	A$1.2329	A$1.2381	A$1.3751	A$1.2329

Average	A$1.3394	A$1.3050	A$1.4306	A$1.3206

Closing	A$1.4200	A$1.2810	A$1.4820	A$1.3844

On November 22, 2019, the Business Day immediately prior to the Announcement Date, the indicative rate of exchange as reported by Bloomberg was US$1.00 = A$1.4735 or A$1.00 = US$0.6787. On December 19, 2019, the indicative rate of exchange as reported by Bloomberg was US$1.00 = A$1.4523 or A$1.00 = US$0.6886.

Scientific and Technical Information

All Mineral Reserves and Mineral Resources for Kirkland have been estimated in accordance with the standards of the CIM and NI 43-101. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties of Kirkland contained in or incorporated by reference in this Circular that are considered to be material mineral properties to Kirkland are contained in the Kirkland AIF, other than the information with respect to the Macassa Mine which is included in “Appendix C – Information Concerning Kirkland” attached to this Circular, and the current technical reports for each of these properties are available under Kirkland’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. See “Other Information – Interests of Experts”.

Cautionary Note to Kirkland Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The Mineral Resource and Mineral Reserve estimates of Kirkland contained in and incorporated by reference in this Circular have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws and use terms that are not recognized by the SEC under the SEC Industry Guide 7 (“Industry Guide 7”). These standards differ significantly from the disclosure requirements of the SEC currently in effect under Industry Guide 7, and Mineral Reserve and Mineral Resource information contained and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (the “CIM Definition Standards”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Among other things, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority in order to classify mineralized material as reserves under Industry Guide 7. Accordingly, Mineral Reserve estimates contained in this Circular may not qualify as “reserves” under Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. In accordance with NI 43-101, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by NI 43-101, the SEC does not currently recognize them under Industry Guide 7. While those terms are recognized and required by Canadian Securities Laws, Industry Guide 7 does not normally permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC and the terms and disclosures to be permitted by the Modernization of Property Disclosures for Mining Registrants will not be in effect for this transaction. United States readers are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.

In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable or that it will ever be upgraded to a higher category. Likewise, United States readers are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be upgraded to Mineral Reserves. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC under Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” under Industry Guide 7 as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in or incorporated by reference in this Circular containing descriptions of Kirkland’s mineral deposits may not be comparable to similar information made public by United States companies subject to Industry Guide 7.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Forward-Looking Information

This Circular contains “forward-looking statements” within the meaning of U.S. Securities Laws, and “forward-looking information” (and together with the forward-looking statements, the “forward-looking information”) under the provisions of applicable Canadian Securities Laws. These expectations may not be appropriate for other purposes. Generally, this forward-looking information is often identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates”, “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds”, “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, occur and similar expressions and includes, but is not limited to, information regarding:

• expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to the completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

• the future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, cash flow, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy of Kirkland following completion of the Arrangement;

• estimates of future production, including expected annual production range;

• expectations regarding future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;

• expectations regarding future balance sheet strength;

• expectations regarding future equity and enterprise value;

• the anticipated repayment of the Detour Credit Facility by Kirkland upon the closing of the Arrangement;

• expectation regarding the receipt of Court approval of the Plan of Arrangement;

• expectations regarding the receipt of all necessary regulatory and third-party approvals, including, without limitation, receipt of all Regulatory Approvals, and the expiration of all relevant waiting periods;

• the anticipated number of Kirkland Shares to be issued in connection with the Arrangement, the expected total capitalization of Kirkland on a consolidated basis following completion of the Arrangement and the ratio of the Kirkland Shares to be held by Detour Shareholders and Kirkland Shareholders, respectively, following completion of the Arrangement;

• the reasons for, and the anticipated benefits of, the Arrangement;

• statements made in, and based upon, the RBC Fairness Opinion;

• expectations regarding the value and nature of the Consideration Shares payable to Detour Shareholders pursuant to the Arrangement;

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

• expectations regarding the process and timing of delivery of the Consideration Shares to Detour Shareholders following the Effective Time;

• expectations as to the delivery of the Consideration Shares to the Depositary by Kirkland;

• the anticipated Mineral Reserve and Mineral Resource estimation of Kirkland following the completion of the Arrangement;

• the expectation that the Consideration Shares issuable in connection with the Arrangement will be listed on the TSX and the NYSE upon the Effective Date;

• expectations regarding receipt of Kirkland Shareholder Approval and Detour Shareholder Approval;

• the applicability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the Consideration Shares and Replacement Options issuable under the Plan of Arrangement;

• the expectation that, subject to applicable Laws, Detour will cease to be a public company following completion of the Arrangement and will have the Detour Shares delisted from the TSX and any other exchange upon which the Detour Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date;

• the expectation that, subject to applicable Laws, Detour will cease to be a reporting issuer under applicable Canadian Securities Laws;

• the Kirkland Board’s ability to oversee Kirkland’s business strategy following completion of the Arrangement and safeguard the interests of all shareholders and preserve and enhance shareholder value;

• the anticipated payment of a quarterly dividend by Kirkland following completion of the Arrangement; and

∙ other events or conditions that may occur in the future.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause Kirkland’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such statements and information are based on numerous assumptions and factors including, among other things, the satisfaction of the terms and conditions of the Arrangement, present and future business strategies, and the environment in which Kirkland will operate in the future, following completion of the Arrangement. Certain important factors and risks that could cause actual results, performance or achievements to differ materially from those in the forward-looking information include, among others:

• the conditions to completion of the Arrangement may not be satisfied, including the listing of the Consideration Shares on the TSX and the NYSE;

• Detour and Kirkland may not receive the requisite approvals of their respective shareholders;

• required regulatory and third-party approvals necessary to complete the Arrangement, including, without limitation, receipt of all Regulatory Approvals, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with or have other

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

negative implications for Kirkland on a consolidated basis following completion of the Arrangement;

• litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Kirkland or Detour;

• the Parties may discover previously undisclosed liabilities following the Effective Date;

• Kirkland may be required to pay the Kirkland Termination Fee or the Kirkland Expenses Reimbursement to Detour in certain circumstances if the Arrangement is not completed;

• the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Kirkland and Detour;

• the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

• dilution and share price volatility, including a material decrease in the trading price of the Kirkland Shares may occur which could result in a failure of the Arrangement on the basis of a Kirkland Material Adverse Effect or could be sustained following the Effective Date;

• the market value of the Exchange Ratio will vary as a result of potential fluctuations in the market price of the Kirkland Shares and the Detour Shares;

• there may be competing offers for Detour which arise as a result of or in connection with the proposed Arrangement;

• the businesses of Kirkland and Detour may not be successfully integrated following completion of the Arrangement;

• loss of key employees and the risk that Kirkland may not be able to retain key employees of Kirkland or Detour prior to and following completion of the Arrangement;

• changes, delays or deferrals by suppliers of Kirkland or Detour made in response to the announcement of the Arrangement;

• the failure by a Party to comply with applicable Laws prior to completion of the Arrangement could subject Kirkland to penalties and other adverse consequences following completion of the Arrangement;

• Kirkland’s and Detour’s operations near communities may cause such communities to regard its operations as being detrimental to them;

• disruption of supply routes which may cause delays in construction and mining activities at Kirkland’s or Detour’s more remote properties;

• currency fluctuations, gold price volatility and fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labour;

• increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

• operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

• the failure to comply with environmental and health and safety Laws and regulations, and the timing of receipt of, or failure to comply with, necessary permits and approvals;

• risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

• risks related to litigation and contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

• increased costs and physical risks, including extreme weather events and resource shortages, related to climate change;

• discrepancies between actual and estimated production for both Kirkland and Detour;

• Mineral Reserves and Mineral Resources and metallurgical recoveries;

• mining operational and development risks;

• risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks);

• regulatory restrictions (including environmental regulatory restrictions and liability);

• changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, Australia and other jurisdictions in which Kirkland or Detour may carry on business in the future;

• the speculative nature of gold exploration;

• the global economic climate; and

• competition.

Some of the important risks and factors that could affect forward-looking information are discussed in the section entitled “Risk Factors” of this Circular and in “Appendix B – Information Concerning Detour” and “Appendix C – Information Concerning Kirkland” attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Kirkland AIF and the Detour AIF available on the respective profiles of Kirkland and Detour on SEDAR at www.sedar.com and Kirkland’s profile on EDGAR at www.sec.gov. Although Kirkland has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

This forward-looking information is based on the beliefs of Kirkland’s management as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. Although Kirkland believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking information contained in this Circular is made as of the date of this Circular and, accordingly, are subject to change after such date. Except as otherwise indicated by Kirkland, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Kirkland does not intend or undertake to publicly update any forward-looking information that is included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable Securities Laws.

Information for United States Securityholders

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares to be issued to Detour Shareholders in exchange for their Detour Shares and the Replacement Options to be issued to holders of Detour Options in exchange for their Detour Options, each pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. The issuance of the foregoing securities shall be exempt from, or not subject to, U.S. state securities, or “blue sky”, laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 20, 2019 and, subject to the approval of the Arrangement by the Detour Shareholders, a hearing on the application for the Final Order will be held on January 30, 2020 at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario, Canada. All Detour Shareholders and holders of Detour Options are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof with respect to the Consideration Shares to be received by Detour Shareholders in exchange for their Detour Shares, and the Replacement Options to be issued to holders of Detour Options in exchange for their Detour Options, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. See “Regulatory Matters and Approvals – Court Approvals”.

Kirkland is incorporated under the Laws of the Province of Ontario and is a “foreign private issuer” as defined under Rule 3b-4 of the U.S. Exchange Act. The solicitations of proxies for the Kirkland Meeting are not subject to the requirements of Sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Kirkland Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations and business of Kirkland and Detour contained herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. The financial statements of Kirkland and Detour were prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “General Information — Presentation of Financial Information”.

The financial statements of Kirkland as of December 31, 2018 and for the year then were subject to audit under the auditing standards of the PCAOB. The financial statements of Kirkland as of December 31, 2017 and for the year then were subject to audit in accordance with Canadian generally accepted auditing standards. Kirkland’s auditor is required to be independent with respect to Kirkland in accordance with U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB. The financial statements of Detour for the years ended December 31, 2018 and 2017 are subject to audit in accordance with Canadian generally accepted auditing standards. Detour’s auditor is required to be independent with respect to Detour within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The enforcement by shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Kirkland is incorporated or organized outside the United States, that most or all of its directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of its assets and such persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Kirkland Shareholders to effect service of process within the United States upon Kirkland, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, U.S. Kirkland Shareholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (ii) would enforce, in an original action, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Kirkland or Detour.

See also “General Information – Non-IFRS Financial Performance Measures”, “General Information – Presentation of Financial Information”, “General Information – Pro Forma Financial Information”, “General Information – Currency Exchange Rate Information”, “General Information – Scientific and

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Technical Information” and “General Information – Cautionary Note to Kirkland Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

SUMMARY

The following is a summary of certain information contained elsewhere or incorporated by reference in this Circular, including the Appendices hereto. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular, all of which is important and should be reviewed carefully. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular.

The Kirkland Meeting

Purpose of the Kirkland Meeting

The purpose of the Kirkland Meeting is for Kirkland Shareholders to consider and, if thought advisable, to approve the Kirkland Shareholder Resolution, which will approve the issuance of the Consideration Shares in connection with the Arrangement. The full text of the Kirkland Shareholder Resolution is included as “Appendix A – Kirkland Shareholder Resolution” attached to this Circular.

Time, Date and Place

The Kirkland Meeting will be held at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9 at 11:00 a.m. (Toronto time) on January 28, 2020.

Record Date

The Record Date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is December 16, 2019. Only Kirkland Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting.

Kirkland Shareholder Approval

At the Kirkland Meeting, Kirkland Shareholders will be asked to consider and, if thought advisable, to approve the Kirkland Shareholder Resolution, the full text of which is attached to this Circular at “Appendix A – Kirkland Shareholder Resolution”. In order to be effective, the Kirkland Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting. Each Kirkland Shareholder is entitled to one vote for each Kirkland Share held by such holder as of the close of business on the Record Date.

The Kirkland Board has unanimously determined that the Arrangement is in the best interests of Kirkland and unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

See “Business of the Meeting – Kirkland Shareholder Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – Kirkland Shareholder Approval”.

The Arrangement

Details of the Arrangement

On November 24, 2019, Kirkland and Detour entered into the Arrangement Agreement pursuant to which, among other things, Kirkland agreed to acquire all of the issued and outstanding Detour Shares. The Arrangement will be effected pursuant to a court-approved arrangement under the CBCA. Subject to receipt of the Kirkland Shareholder Approval, the Detour Shareholder Approval, the Final Order and the

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

satisfaction or waiver of certain other conditions, Kirkland will acquire all of the issued and outstanding Detour Shares on the Effective Date, Detour will become a wholly-owned subsidiary of Kirkland and Kirkland will continue the operations of Kirkland and Detour on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Detour Shareholders will receive 0.4343 of a Kirkland Share for each Detour Share held at the Effective Time.

Assuming the conversion of all outstanding convertible securities of Detour, on the Effective Date, existing Detour Shareholders would own approximately 27% of the outstanding Kirkland Shares on a fully-diluted basis and existing Kirkland Shareholders would own approximately 73% of the outstanding Kirkland Shares on a fully-diluted basis, in each case based on the number of securities of Kirkland and Detour issued and outstanding as of November 24, 2019.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Kirkland and Detour and their respective legal and financial advisors, as more fully described herein.

See “The Arrangement – Background to the Arrangement”.

Recommendation of the Kirkland Board

The Kirkland Board, after consultation with representatives of Kirkland’s management team, its financial and legal advisors and having taken into account the RBC Fairness Opinion, and such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Kirkland and authorized Kirkland to enter into the Arrangement Agreement and all related agreements. Accordingly, the Kirkland Board unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

See “The Arrangement – Recommendation of the Kirkland Board”.

Reasons for the Recommendation of the Kirkland Board

In reaching its conclusions and formulating its recommendation, the Kirkland Board consulted with representatives of Kirkland’s management team and its legal and financial advisors. The Kirkland Board also reviewed a significant amount of technical, financial and operational information relating to Detour and Kirkland and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Kirkland Board that the Arrangement is in the best interests of Kirkland and the unanimous recommendation of the Kirkland Board that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

• Adds a long-life, high-quality asset in a low-risk jurisdiction. The Detour Lake Mine is a uniquely large-scale, long-life Canadian mine, with current production of approximately 600,000 ounces of gold per year and substantial growth potential.

• Solidifies Kirkland’s position as a senior gold producer with industry-leading free cash flow. The Arrangement is expected to provide Kirkland with enhanced scale with pro forma 2019 production targeted at approximately 1.5 million ounces of gold and analyst consensus 2019 free cash flow of almost US$700 million.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

• Bolsters financial strength and capital markets profile. The combined net cash balance as at September 30, 2019 of US$630 million, with increased public float, liquidity, and access to capital, is expected to provide Kirkland with greater capacity to pursue further growth and return capital to Kirkland Shareholders.

• Increases Kirkland’s Mineral Reserve base and complements existing operating profile. The Arrangement is expected to add approximately 15.4 million ounces of gold to Kirkland’s Mineral Reserve base and extend Kirkland’s Mineral Reserve life index by eight years.

• Enables value-creation through continued optimization and potential expansion of the Detour Lake Mine. The financial strength and technical expertise of Kirkland following completion of the Arrangement is expected to support the continued optimization and potential expansion of the Detour Lake Mine with opportunities to significantly increase production at improved unit costs and to expand current Mineral Reserves and Mineral Resources.

• Provides attractive exploration upside. Detour’s land position covers approximately 1,040 km2 along the northernmost sections of the Abitibi Greenstone Belt (including approximately 646 km2 on the existing Detour Lake property) in Ontario, Canada. The combination of free cash flow generating operations, significant in-mine growth potential and considerable regional exploration upside is a common feature among the Detour Lake Mine and the Macassa Mine in Canada and the Fosterville Mine in Australia.

• Potential to deliver synergies. Due in part to the Detour Lake Mine’s relatively close proximity to Kirkland’s Canadian operations, the Arrangement is expected to generate approximately US$75- US$100 million in annual pre-tax synergies.

• Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Kirkland.

• Voting support agreements. All of the directors and certain representatives of the executive leadership teams of each of Kirkland and Detour have entered into the Kirkland Support Agreements and the Detour Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Kirkland, the Kirkland Shareholder Resolution, and in the case of Detour, the Arrangement Resolution.

• Business climate and review of alternatives. After reviewing the current and prospective business climate in the precious metals mining industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Kirkland, the Kirkland Board believes that the Arrangement represents Kirkland’s best prospects for maximizing shareholder value in the medium to long term.

• Fairness opinion. The Kirkland Board received an opinion from RBC Capital Markets dated November 24, 2019, as to the fairness to Kirkland, from a financial point of view, of the Consideration to be paid by Kirkland under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – RBC Fairness Opinion”. A complete copy of the RBC Fairness Opinion is included as “Appendix E – RBC Fairness Opinion” attached to this Circular.

See “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

RBC Fairness Opinion

In connection with the Arrangement, at a meeting of the Kirkland Board held on November 24, 2019, RBC Capital Markets provided the Kirkland Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the particular assumptions, limitations and qualifications set forth therein, RBC Capital Markets is of the opinion that, as of November 24, 2019, the Consideration to be paid by Kirkland under the Arrangement is fair, from a financial point of view, to Kirkland.

The full text of the RBC Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the RBC Fairness Opinion, is included as “Appendix E – RBC Fairness Opinion” attached to this Circular. This summary of the RBC Fairness Opinion is qualified in its entirety by the full text of the opinion and Kirkland Shareholders are urged to read the RBC Fairness Opinion in its entirety.

See “The Arrangement – RBC Fairness Opinion”.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

If the Kirkland Shareholder Resolution is approved at the Kirkland Meeting, the Arrangement Resolution is approved at the Detour Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Toronto time) on the Effective Date (which is expected to occur at the end of January 2020)). Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order, except where noted, without any further authorization, act or formality on the part of any person:

(a) Each Dissent Share will be and will be deemed to be transferred to Detour (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and Detour will be obligated to pay the amount therefor determined and payable in accordance with the provisions of the Plan of Arrangement and such (i) Dissenting Detour Shareholder will cease to be the registered holder of such Dissent Share and to have any rights as a Detour Shareholder other than the right to be paid the fair value by Detour for such Dissent Share as set out in the Plan of Arrangement and (ii) such Dissenting Detour Shareholder’s name will be removed from the register of Detour Shareholders.

(b) Each Detour Share (excluding (i) any Dissent Share or (ii) any Detour Share held by Kirkland or any of its affiliates) will be and will be deemed to be transferred and assigned to Kirkland (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration less any amounts withheld pursuant to the Plan of Arrangement, and (A) each holder of such Detour Shares will cease to be the holder thereof and to have any rights as a Detour Shareholder other than the right to be paid the Consideration per Detour Share in accordance with the Plan of Arrangement; (B) the name of each such holder will be, and will be deemed to be, removed from the register of Detour Shareholders; and (C) Kirkland will be the transferee of such Detour Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Detour Shareholders will be revised accordingly.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

(c) Each Detour RSU, whether vested or unvested, will be deemed to be vested to the fullest extent, and such Detour RSU will be deemed to be assigned and transferred to Detour and cancelled in exchange for a cash payment equal to the VWAP of one Detour Share on the TSX during the five trading days ended on the last trading day prior to the Effective Date less any amounts withheld pursuant to the Plan of Arrangement.

(d) Each Detour PSU, whether vested or unvested, will be deemed to be vested to the fullest extent, and such Detour PSU will be deemed to be assigned and transferred to Detour and cancelled in exchange for a cash payment equal to the VWAP of a Detour Share on the TSX during the five trading days ended on the last trading day prior to the Effective Date, multiplied by two (other than Detour PSUs granted after the date of the Arrangement Agreement, which will be multiplied by one) less any amount withheld pursuant to the Plan of Arrangement.

(e) Each outstanding Detour Option, whether vested or unvested, will be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Detour Shares and will be exchanged at the Effective Time for a Replacement Option to purchase from Kirkland the number of Kirkland Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Detour Shares subject to such Detour Option at an exercise price per Kirkland Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Detour Share otherwise purchasable pursuant to such Detour Option, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is one year following the Effective Date and (Z) the original expiry date of such Detour Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Detour Option so exchanged, and will be governed by the terms of the Detour Option Plan, and any document evidencing a Detour Option will thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money-Amount in respect of a Replacement Option exceeds the Detour Option In-The-Money-Amount in respect of the Detour Option, the number of Kirkland Shares which may be acquired on exercise of the Replacement Option will be adjusted accordingly with effect to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Detour Option In-The-Money-Amount in respect of the Detour Option.

See “The Arrangement – Description of the Plan of Arrangement”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

If the Final Order is obtained in a form and substance satisfactory to Kirkland and Detour, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Kirkland expects the Effective Date to occur by the end of January 2020; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Although Kirkland’s and Detour’s

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

objective is to have the Effective Date occur as soon as reasonably practicable after the Kirkland Meeting and the Detour Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Regulatory Approvals. Kirkland or Detour may determine not to complete the Arrangement without prior notice to, or action on the part of, Kirkland Shareholders or Detour Shareholders.

See “The Arrangement – Timing for Completion of the Arrangement”.

Regulatory Matters and Approvals

Other than the Kirkland Shareholder Approval, the Detour Shareholder Approval, the Regulatory Approvals and the Final Order, Kirkland is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Kirkland currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Court Approvals

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on December 20, 2019, Detour obtained the Interim Order providing for the calling and holding of the Detour Meeting and other procedural matters.

Under the Arrangement Agreement, if Kirkland Shareholder Approval is received and Detour Shareholder Approval is received, Detour is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the Detour Meeting. If the Kirkland Meeting and Detour Meeting are held as scheduled and are not adjourned and/or postponed and the Kirkland Shareholder Approval is obtained and the Detour Shareholder Approval is obtained, it is expected that Detour will apply for the Final Order approving the Arrangement on January 30, 2020.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Regulatory Matters and Approvals – Court Approvals”.

Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Regulatory Approvals will have been obtained.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Canadian Competition Approval

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction and, as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on December 9, 2019. On December 18, 2019, the Commissioner issued an ARC pursuant to Section 102 of the Competition Act in connection with the Arrangement.

See “Regulatory Matters and Approvals – Canadian Competition Approval”.

Investment Canada Act Approval

As at the date of the Circular, Detour and Kirkland do not believe that the transactions contemplated by the Arrangement Agreement will, at closing, constitute a Reviewable Transaction. However, if the Parties instead determine, acting reasonably, that Investment Canada Act Approval is required, Kirkland shall prepare and file with the Minister an Application for Review under the Investment Canada Act, which process is as described in this Circular under “Regulatory Matters and Approvals – Investment Canada Act Approval”.

Stock Exchange Listing Approval and Delisting Matters

The Kirkland Shares currently trade on the TSX under the symbol “KL”, the NYSE under the symbol “KL” and the ASX under the symbol “KLA”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. The TSX has conditionally approved the listing of the Kirkland Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Kirkland has applied to list the Consideration Shares and Kirkland Shares underlying the Replacement Options on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement.

The Detour Shares currently trade on the TSX under the symbol “DGC”. It is a condition to implementation of the Arrangement that Detour will have obtained approval of the TSX in respect of the Arrangement. Kirkland intends to have the Detour Shares delisted from the TSX and each other exchange upon which the Detour Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date.

See “Regulatory Matters and Approvals – Stock Exchange Listing Approval and Delisting Matters”.

Canadian Securities Law Matters

Kirkland is a reporting issuer in each of the provinces of Canada, other than Quebec.

Detour is a reporting issuer in all of the provinces of Canada. Subject to applicable Laws, Kirkland will apply promptly following the Effective Time to the applicable Canadian Securities Authorities to have Detour cease to be a reporting issuer.

See “Regulatory Matters and Approvals – Canadian Securities Law Matters”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

U.S. Securities Law Matters

The Consideration Shares issuable to Detour Shareholders in exchange for their Detour Shares and the Replacement Options issuable to holders of Detour Options in exchange for their Detour Options as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or other U.S. Securities Laws, and such Consideration Shares and Replacement Options will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

Risk Factors

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. Kirkland Shareholders should also carefully consider the risk factors relating to Kirkland described under the heading “Risk Factors” in the Kirkland AIF and the risk factors relating to Detour described under the heading “Risk Factors” in the Detour AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Kirkland, may also adversely affect Detour or Kirkland prior to the Arrangement or following completion of the Arrangement.

See “Risk Factors”.

Transaction Agreements

The Arrangement Agreement

On November 24, 2019, Kirkland and Detour entered into the Arrangement Agreement pursuant to which, among other things, Kirkland agreed to acquire all of the issued and outstanding Detour Shares.

See “Transaction Agreements – The Arrangement Agreement” and the Arrangement Agreement, which has been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

The Voting Agreements

On November 24, 2019, (i) each of the Supporting Detour Shareholders entered into a Detour Support Agreement with Kirkland; and (ii) each of the Supporting Kirkland Shareholders entered into a Kirkland Support Agreement with Detour.

See “Transaction Agreements – The Voting Agreements” and the forms of Voting Agreements, which have been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Information Concerning Kirkland

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high- quality exploration projects.

The production profile of Kirkland is anchored by two high-grade, low-cost operations including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the State of Victoria,

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Australia. In addition, Kirkland owns the Holt Mine and the Taylor Mine which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo Gold Mine located in the Northern Territory, Australia.

See “Appendix C – Information Concerning Kirkland”.

Information Concerning Detour

Detour is a mid-tier Canadian-based gold mining company engaged in the acquisition, exploration, development and operation of precious metal mineral properties. Detour has a 100% interest in the Detour Lake Mine, a long-life, large-scale, open-pit operation located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane. Detour continues to focus on improving the performance of the Detour Lake Mine and on organic growth by exploring and developing its large Detour Lake property, which consists of a contiguous block of mining claims and leases totaling approximately 646 km2 in the District of Cochrane.

See “Appendix B – Information Concerning Detour”.

Information Concerning Kirkland Following Completion of the Arrangement

On completion of the Arrangement, Kirkland will directly own all of the outstanding Detour Shares and Detour will be a wholly-owned subsidiary of Kirkland. Following completion of the Arrangement, existing Kirkland Shareholders and Detour Shareholders are expected to own approximately 73% and 27% of Kirkland, respectively, in each case based on the number of securities of Kirkland and Detour issued and outstanding on November 24, 2019. Upon completion of the Arrangement, Kirkland’s material mineral properties will include the Fosterville Mine, the Macassa Mine and the Detour Lake Mine.

See “Appendix D – Information Concerning Kirkland Following Completion of the Arrangement”.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited pro forma consolidated statement of financial position as at September 30, 2019 gives effect to the Arrangement as if it had closed on September 30, 2019. The unaudited pro forma consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2018 and for the nine months ended September 30, 2019 gives effect to the Arrangement as if it had closed on January 1, 2018. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Kirkland and Detour as at and for the year ended December 31, 2018, and the unaudited condensed consolidated interim financial statements of Kirkland and Detour as at and for the nine months ended September 30, 2019. The unaudited pro forma consolidated financial information should be read together with: (i) the Kirkland Annual Financial Statements incorporated by reference into this Circular, (ii) the Detour Annual Financial Statements incorporated by reference into this Circular, (iii) the Kirkland Interim Financial Statements, (iv) the Detour Interim Financial Statements, and (v) other information contained in or incorporated by reference into this Circular.

See “General Information – Pro Forma Financial Information” and “Appendix F – Unaudited Pro Forma Financial Information”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

GENERAL INFORMATION CONCERNING

THE KIRKLAND MEETING

Time, Date and Place

The Kirkland Meeting will be held at TSX Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1C9 at 11:00 a.m. (Toronto time) on January 28, 2020.

Record Date

The Record Date for determining the Kirkland Shareholders entitled to receive notice of and to vote at the Kirkland Meeting is December 16, 2019. Only Kirkland Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Kirkland Meeting. The failure of any Kirkland Shareholder who was a Kirkland Shareholder on the Record Date to receive notice of the Kirkland Meeting does not deprive the Kirkland Shareholder of the right to vote at the Kirkland Meeting.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Kirkland for use at the Kirkland Meeting, to be held on January 28, 2020, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of Kirkland at nominal cost paid by Kirkland. Kirkland has engaged Kingsdale as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $150,000 to Kingsdale for the proxy solicitation services in addition to certain out-of-pocket expenses. Kirkland may also reimburse brokers, investment dealers or other Intermediaries holding Kirkland Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of the form of proxy. Kirkland may use Broadridge’s QuickVote™ service to assist Beneficial Kirkland Shareholders with voting their Kirkland Shares. Certain Kirkland Beneficial Shareholders who have not objected to Kirkland knowing who they are may be contacted by Kingsdale to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Kirkland Shares to be represented at the Kirkland Meeting.

How the Vote for the Kirkland Shareholder Resolution is Approved

At the Kirkland Meeting, Kirkland Shareholders will be asked, among other things, to consider and to vote to approve the Kirkland Shareholder Resolution. In order to become effective, the Kirkland Shareholder Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

Vote Counting

Votes by proxy are counted by Kirkland’s transfer agent, TSX Trust.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

New York Stock Exchange Rules

If your broker is subject to the NYSE rules, the broker has discretionary authority to vote Kirkland Shares without instructions from Beneficial Kirkland Shareholders only on matters considered “routine” by the NYSE. If you do not provide your voting instructions to the broker, the broker cannot vote your Kirkland Shares in favour of the Kirkland Shareholder Resolution and any other “non-routine matters” and such Kirkland Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to your broker, your Kirkland Shares will be counted for quorum purposes.

Who Can Vote?

If you are a Registered Kirkland Shareholder as of December 16, 2019, you are entitled to attend the Kirkland Meeting and cast a vote for each Kirkland Share registered in your name on the Kirkland Shareholder Resolution. If the Kirkland Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Kirkland Meeting. If you are a Registered Kirkland Shareholder but do not wish to, or cannot, attend the Kirkland Meeting in person you can appoint someone who will attend the Kirkland Meeting and act as your proxyholder to vote in accordance with your instructions. If your Kirkland Shares are registered in the name of a broker, bank, trust company, investment dealer or other financial institution (each, an “Intermediary”) you should refer to the section entitled “Beneficial Kirkland Shareholders” set out below.

It is important that your Kirkland Shares be represented at the Kirkland Meeting regardless of the number of Kirkland Shares you hold. If you will not be attending the Kirkland Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Kirkland Shares will be represented.

The Notice of Meeting and this Circular are being sent to both registered and non-registered owners of Kirkland Shares. If you are a Registered Kirkland Shareholder we have sent these materials to you directly. If you are a Beneficial Kirkland Shareholder, we have provided these documents to your Intermediary to forward to you. Please follow the voting instructions that you receive from your Intermediary. Your Intermediary is responsible for properly executing your voting instructions.

Voting by Registered Kirkland Shareholders

As a Registered Kirkland Shareholder you can vote your Kirkland Shares in the following ways:

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy and follow the instructions on screen.
Fax	Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: TSX Trust Company, Attention: Proxy Department, 1.416.595.9593.
Mail

Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

TSX Trust Company
Attention: Proxy Department
100 Adelaide Street West, Suite 301
Toronto, ON M5H 4H1

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Hand Delivery	Enter voting instructions, sign the form of proxy and deliver your completed form of proxy to: TSX Trust Company Attention: Proxy Department 100 Adelaide Street West, Suite 301 Toronto, ON M5H 4H1
In Person

If you are a Registered Kirkland Shareholder, you can attend the Kirkland Meeting and register with TSX Trust upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Kirkland Meeting.

Questions?	Contact Kingsdale by telephone at 1.877.659.1821 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxies

If you do not come to the Kirkland Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder at the Kirkland Meeting. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of Kirkland. Alternatively, you can appoint any other person to attend the Kirkland Meeting as your proxyholder. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. A proxy will not be valid for use at the Kirkland Meeting unless the completed form of proxy is received by our transfer agent, TSX Trust, by courier or by hand delivery at its offices at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, by fax number 1.416.595.9593 or online at www.voteproxyonline.com, not later than 11:00 a.m. (Toronto time) on January 24, 2020, (or if the Kirkland Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened Kirkland Meeting). Late proxies may be accepted or rejected by the Chair of the Kirkland Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Kirkland Meeting at his or her discretion, without notice.

What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the Kirkland Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a Proxyholder

The persons named in the enclosed form of proxy are each a director or an officer of Kirkland. A Kirkland Shareholder who wishes to appoint some other person to represent such Kirkland Shareholder at the Kirkland Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. Such other person need not be a Kirkland Shareholder. To vote your Kirkland Shares, your proxyholder must attend the Kirkland Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors or officers of Kirkland.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Kirkland Shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Kirkland Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Kirkland Meeting, your proxyholder can vote your Kirkland Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the Kirkland Shareholder Resolution.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Kirkland is not aware of any other matter to be presented for action at the Kirkland Meeting. If, however, other matters do properly come before the Kirkland Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Revoking your Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time by providing a new proxy dated as at a later date, provided that the new proxy is received by TSX Trust before 11:00 a.m. (Toronto time) on January 24, 2020 (or if the Kirkland Meeting is adjourned or postponed, at least 48 hours (excluding Saturday, Sundays and holidays) prior to the date of the reconvened Kirkland Meeting). A Registered Kirkland Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Kirkland Shareholder wants to revoke his, her or its proxy and delivering such written document to (i) the registered office of Kirkland at 3120 – 200 Bay Street, Toronto, Ontario, M5J 2J1, Attention: Vice President, Legal and Corporate Secretary at any time up to and including the last Business Day preceding the day of the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting), or (ii) the Chair of the Kirkland Meeting at the Kirkland Meeting (or if the Kirkland Meeting is adjourned or postponed, any reconvened Kirkland Meeting) prior to the vote in respect of the Kirkland Shareholder Resolution, or in any manner way permitted by Law.

If you hold your Kirkland Shares through an Intermediary, the methods to revoke your voting instructions may be different and you should carefully follow the instructions provided to you by your Intermediary.

Beneficial Kirkland Shareholders

If your Kirkland Shares are not registered in your own name, they will be held in the name of an Intermediary, usually a bank, trust company, securities dealer or other financial institution and, as such, your Intermediary will be the entity legally entitled to vote your Kirkland Shares and must seek your instructions as to how to vote your Kirkland Shares.

Accordingly, you will have received this Circular from your Intermediary, together with a form of proxy or a request for VIF, as you are a Canadian non-objecting beneficial owner of Kirkland Shares, Canadian objecting beneficial owner or a U.S. non-objecting beneficial owner or U.S. objecting beneficial owner. If that is the case, it is most important that you comply strictly with the instructions that have been given to you by your nominee on the VIF.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Voting by Beneficial Kirkland Shareholders

As a Beneficial Kirkland Shareholder, you can vote your Kirkland Shares in the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Phone

For Canadian Beneficial Kirkland Shareholders, call 1.800.474.7493 (English) or 1.800.474.7501 (French).

For United States Beneficial Kirkland Shareholders, call 1.800.454.8683.

You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	For Canadian Beneficial Kirkland Shareholders, enter your voting instructions, sign and date the VIF, and return the completed VIF by fax to 1.905.507.7793 or 1.514.281.8911.
Mail	Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.
Questions?	Contact Kingsdale by telephone at 1.877.659.1821 (toll-free within North America), +1.416.867.2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Quorum

Quorum for the Kirkland Meeting consists of two persons present in person, each being a Kirkland Shareholder entitled to vote at the Kirkland Meeting, or a duly appointed proxy or proxyholder for an absent Kirkland Shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued Kirkland Shares enjoying voting rights at the Kirkland Meeting.

Voting Securities and Principal Kirkland Shareholders

The authorized share capital of Kirkland consists of an unlimited number of Kirkland Shares and an unlimited number of Preferred Shares. Each Kirkland Shareholder is entitled to one vote for each Kirkland Share held by such holder. As of December 19, 2019, 209,624,480 Kirkland Shares were issued and outstanding. There are no Preferred Shares outstanding.

There are no special rights or restrictions attached to the Kirkland Shares. The Kirkland Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of Kirkland properly applicable to the payment of dividends if and when declared by the Kirkland Board and to participate rateably in the remaining assets of Kirkland in any distribution on a dissolution or winding-up.

Any Kirkland Shareholder of record at the close of business on the Record Date who either personally attends the Kirkland Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such Kirkland Shareholder’s shares voted at the Kirkland Meeting.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

To the knowledge of the directors and executive officers of Kirkland as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of Kirkland carrying 10% or more of the voting rights attached to the Kirkland Shares.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

BUSINESS OF THE KIRKLAND MEETING

Kirkland Shareholder Resolution

As set out in the Notice of Meeting, at the Kirkland Meeting, Kirkland Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Kirkland Shareholder Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “Transaction Agreements – The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Kirkland under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Kirkland Share Issuance Pursuant to the Plan of Arrangement

If completed, the Arrangement will result in Kirkland acquiring all of the issued and outstanding Detour Shares on the Effective Date. Pursuant to the Plan of Arrangement, at the Effective Time, Detour Shareholders (excluding Dissenting Detour Shareholders and Kirkland and its affiliates) will receive 0.4343 of a Kirkland Share for each Detour Share held at the Effective Time. In addition, pursuant to the Plan of Arrangement, holders of Detour Options immediately prior to the Effective Time will receive Replacement Options which entitle the holders thereof to receive Kirkland Shares on exercise thereof.

There were 177,443,547 Detour Shares issued and outstanding as of November 24, 2019 and up to 790,895 Detour Shares may be issued and outstanding immediately prior to the Effective Time as a result of the exercise of Detour Options outstanding as of November 24, 2019. If the maximum number of Detour Shares are issued and outstanding at the Effective Time, Kirkland expects to issue approximately 77,407,217 Kirkland Shares to Detour Shareholders in connection with the Arrangement, representing approximately 37% of the issued and outstanding Kirkland Shares as of November 24, 2019. The Consideration Shares are expected to represent approximately 27% of the issued and outstanding Kirkland Shares on a fully- diluted basis on the Effective Date.

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. In order to be effective, the Kirkland Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting. The full text of the Kirkland Shareholder Resolution is included as “Appendix A – Kirkland Shareholder Resolution” attached to this Circular.

Should the Kirkland Shareholders fail to approve the Kirkland Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Kirkland Shareholder Resolution authorizes the Kirkland Board, without further notice to or approval of the Kirkland Shareholders, to revoke the Kirkland Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

If the Kirkland Shareholder Resolution is approved at the Kirkland Meeting, the Arrangement Resolution is approved at the Detour Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date (which is expected to occur at the end of January 2020).

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

The Kirkland Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement, has unanimously determined that the Arrangement is in the best interests of Kirkland and unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution. See “The Arrangement – Recommendation of the Kirkland Board”.

The people named in the enclosed proxy will vote FOR the Kirkland Shareholder Resolution unless instructed to vote against the Kirkland Shareholder Resolution.

Other Business

As of the date of this Circular, management of Kirkland is not aware of any other items of business to be considered at the Kirkland Meeting. If other matters are properly brought up at the Kirkland Meeting, Kirkland Shareholders can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

THE ARRANGEMENT

Details of the Arrangement

On November 24, 2019, Kirkland and Detour entered into the Arrangement Agreement pursuant to which, among other things, Kirkland agreed to acquire all of the issued and outstanding Detour Shares. The Arrangement will be effected pursuant to a court-approved arrangement under the CBCA. Subject to receipt of the Kirkland Shareholder Approval, the Detour Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Kirkland will acquire all of the issued and outstanding Detour Shares on the Effective Date. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Kirkland acquiring all of the issued and outstanding Detour Shares on the Effective Date, and Detour will become a wholly-owned subsidiary of Kirkland and Kirkland will continue the operations of Kirkland and Detour on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Detour Shareholders will receive 0.4343 of a Kirkland Share for each Detour Share held at the Effective Time.

Assuming the conversion of all outstanding convertible securities of Detour, on the Effective Date, existing Detour Shareholders would own approximately 27% of the outstanding Kirkland Shares on a fully-diluted basis and existing Kirkland Shareholders would own approximately 73% of the outstanding Kirkland Shares on a fully-diluted basis, in each case based on the number of securities of Kirkland and Detour issued and outstanding as of November 24, 2019. For further information regarding Kirkland following completion of the Arrangement, see “Appendix D – Information Concerning Kirkland following Completion of the Arrangement” attached to this Circular.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Kirkland and Detour and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

The Kirkland Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including assessing the relative merits of continuing as an independent enterprise, potential acquisitions and various combinations of Kirkland, its assets or its mines and projects. In order to facilitate this review, the Kirkland Board occasionally engages external financial advisors to assist with its review and analysis of the various strategic alternatives.

In connection with the ongoing review of strategic options, between October 2018 and November 2019, Kirkland entered into confidentiality agreements and performed varying levels of due diligence on numerous mining companies and assets, including Detour.

In October 2018, the Kirkland Board received a presentation from representatives of Kirkland’s management regarding various strategic transactions, including a potential acquisition of Detour. On November 9, 2018, Kirkland and Detour entered into a confidentiality and standstill agreement, to facilitate the provision of non-public information concerning Detour in order to assist Kirkland in its ongoing evaluation of Detour and its assets and operations. On November 9, 2018, Detour granted Kirkland access to a virtual data room containing information regarding Detour and the Detour Lake Mine and Kirkland

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commenced its due diligence of Detour. Between November 2018 and December 2018, Kirkland completed extensive financial and technical due diligence with respect to Detour.

Between November 2018 and June 2019, the Detour Board and senior management team were substantially reconstituted following a successful proxy contest led by Paulson & Co. and certain other Detour Shareholders. As a result of these changes, discussions between Kirkland and Detour regarding a potential transaction terminated while Detour’s new Board and senior management team refocused the strategic priorities of Detour and Detour’s data room was ultimately deactivated in the first quarter of 2019.

During the summer of 2019, as part of a general review of strategic initiatives, the Kirkland Board received a presentation from representatives of Kirkland’s management regarding various opportunities for internal and external growth, which included an analysis of potential transactions and strategic options available to Kirkland, including the potential acquisition of Detour.

On August 20, 2019, Tony Makuch, President and Chief Executive Officer of Kirkland, and Mick McMullen, Chief Executive Officer of Detour, met informally in Toronto, Ontario to investigate the possibility of a potential transaction. While no actionable items resulted from such discussions, Kirkland’s executive leadership team kept the Kirkland Board apprised of the status of the discussions with Detour as well as other opportunities being considered.

Following additional review and assessment, on October 2, 2019, Kirkland delivered a non-binding proposal to Detour’s management team to acquire Detour at a price of $27.50 per Detour Share (the “Proposal”), payable in Kirkland Shares, representing a 38% premium to the October 1, 2019 closing price of the Detour Shares on the TSX. The Proposal was subject to a number of conditions, including, but not limited to, completion of Kirkland’s due diligence on Detour and being entirely satisfied with such due diligence. The Proposal also included a request for Detour to negotiate exclusively with Kirkland until October 25, 2019.

On October 3, 2019, Mr. Makuch and Mr. McMullen met in Toronto, Ontario to discuss the Proposal and a potential transaction. On October 4, 2019, Kirkland delivered an initial due diligence request list to Detour.

On October 6, 2019, the Parties extended the term of the November 9, 2018 confidentiality agreement until August 31, 2020. On October 9, 2019, Detour granted Kirkland access to a virtual data room containing information regarding Detour and the Detour Lake Mine and Kirkland resumed its due diligence of Detour, including, but not limited to, financial, technical, operational, legal, human resources and accounting diligence on both corporate and operational levels. Kirkland’s due diligence investigations included numerous meetings among representatives of Kirkland’s and Detour’s management teams and their respective advisors as well as a mine site visit. These due diligence investigations continued throughout the period leading up to the signing of the Arrangement Agreement.

On October 11, 2019, representatives of Kirkland’s management team, travelled to Timmins, Ontario to meet with representatives of Detour’s management team to review Detour’s optimization plan, the terms of the Proposal and the proposed timing for such transaction, among other matters.

On October 18, 2019, Kirkland delivered an initial draft of the Arrangement Agreement to Detour for its review and comment. The Parties also entered into the Kirkland Confidentiality Agreement with respect to the sharing of non-public information concerning Kirkland in order to facilitate the ongoing negotiation and discussions regarding the Proposal. On October 21, 2019, Kirkland granted Detour access to a virtual data room containing certain confidential information regarding Kirkland.

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Concurrently with this process, representatives of Kirkland’s management team together with its financial and legal advisors continued to explore and evaluate a number of other strategic options that were potentially available to Kirkland.

On October 22, 2019, representatives of Kirkland’s management team along with an independent technical consultant engaged by Kirkland travelled to Timmins, Ontario to undertake on-site due diligence at the Detour Lake Mine.

On October 24, 2019, Mr. Makuch and Mr. McMullen, met in Toronto, Ontario to discuss their mutual continued interest in pursuing a transaction, including, without limitation, the structure of the potential transaction, deal terms, corporate strategy, operational matters and the projects being pursued by each of the companies.

On October 25, 2019, technical consultants retained by Detour undertook on-site due diligence at Kirkland’s Fosterville Mine. The Kirkland technical team met with Detour’s technical team in person at the offices of Kirkland in Toronto and by teleconference to review the technical data with respect to the Detour Lake Mine. Also, on October 25, 2019, representatives of Cassels and RBC Capital Markets, on behalf of Kirkland, met with representatives of Stikeman and BMO Capital Markets, on behalf of Detour, to discuss the initial draft Arrangement Agreement that had been delivered by Kirkland to Detour on October 18, 2019, including certain of the terms, provisions, covenants and representations relating to the potential transaction provided for in the draft agreement.

On October 29, 2019, Detour delivered a revised draft of the Arrangement Agreement to Kirkland for its review and comment.

On October 30, 2019, representatives of Detour’s management team travelled to Kirkland Lake, Ontario, in order to undertake on-site due diligence at Kirkland’s Macassa Mine.

On November 1, 2019, representatives of Kirkland’s management team had an update call with Mr. McMullen to discuss timing with respect to the revised draft of the Arrangement Agreement to be delivered by Kirkland.

Between November 4 and November 7, 2019, the Kirkland Board met with representatives of Kirkland’s management in Australia as part of its quarterly meetings and to undertake a site visit of the Fosterville Mine. The Kirkland Board reviewed Kirkland’s financial and operational results for the three and nine months ended September 30, 2019, the forecasted capital expenditures and anticipated production to the end of 2019 and discussed long-term strategic initiatives. On November 5, 2019, the Kirkland Board received a presentation from representatives of Kirkland’s management team regarding a number of strategic transactions available to Kirkland, including a possible acquisition of Detour. As part of the presentation, representatives of Kirkland’s management team provided an update on their site visit to the Detour Lake Mine and the status of negotiations with Detour. At a subsequent Kirkland Board meeting held on November 7, 2019, the Kirkland Board continued to review and discuss the merits of and strategic rationale for a proposed transaction with Detour and other potential strategic alternatives. At the conclusion of the November 7, 2019 Kirkland Board meeting, the Kirkland Board authorized representatives of Kirkland’s management team to continue negotiations with Detour to pursue a potential transaction.

On November 12, 2019, a representative of RBC Capital Markets met with Mr. McMullen in London, England and communicated that Kirkland was committed to pursuing the proposed transaction with Detour and expected to move matters forward in the short term.

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On November 15, 2019, a representative of Kirkland’s management team met with a representative of Detour’s management team to discuss certain environmental and First Nations matters relating to the Detour Lake Mine. Later in the day on November 15, 2019, Kirkland delivered a revised draft of the Arrangement Agreement to Detour along with an updated Proposal, including the proposed price of $27.50 per Detour Share, payable in Kirkland Shares, representing a 43% premium to the November 14, 2019 closing price of the Detour Shares on the TSX. The updated Proposal included a request for Detour to negotiate exclusively with Kirkland until November 30, 2019.

On November 17, 2019, at the request of representatives of Kirkland’s and Detour’s management teams, representatives of Cassels, on behalf of Kirkland, met with representatives of Stikeman, on behalf of Detour, to discuss the draft Arrangement Agreement and address certain outstanding legal issues provided for in the agreement relating to the proposed transaction. Following the conclusion of this meeting, Kirkland and Detour entered into an exclusivity agreement pursuant to which Detour agreed to negotiate in good faith exclusively with Kirkland until November 30, 2019.

Between November 18 and November 24, 2019, the Kirkland and Detour transaction teams, together with their respective financial, technical and legal advisors, finalized their due diligence and the proposed terms of the Arrangement Agreement and advanced the ancillary documents with a view to completing the negotiations and, if desirable, seeking final approvals of the Kirkland Board and Detour Board. Over the course of this period, numerous drafts of the Arrangement Agreement and ancillary documents were exchanged between the Parties. On the evening of November 22, 2019, representatives of Kirkland’s management team and representatives of Cassels met with representatives of Detour’s management team and representatives of Stikeman at Detour’s offices in Toronto, Ontario to discuss the remaining outstanding issues relating to the proposed transaction.

On November 22, 2019 members of the Kirkland management team met with Maxit Capital (“Maxit”) to discuss, among other things, certain strategic opportunities.

On November 23, 2019, the Kirkland Board met with representatives of Kirkland’s management and representatives of Cassels and RBC Capital Markets to consider the terms of the Arrangement. Representatives of Kirkland’s management team reported to the Kirkland Board on the findings of their due diligence investigations completed by, or on behalf of, Kirkland’s management, Kirkland’s tax advisors, independent technical consultants and Cassels. RBC Capital Markets delivered a fulsome presentation and reviewed the details of its financial analysis with the Kirkland Board. Representatives of Cassels reviewed the terms, provisions and conditions contained in the draft Arrangement Agreement and the status of certain outstanding legal issues. At the conclusion of the meeting, the Kirkland Board authorized representatives of Kirkland’s management team to continue to negotiate with Detour with a view to finalizing the terms of the Arrangement and the Arrangement Agreement.

On November 24, 2019, the Kirkland Board met again to receive an update on the terms of the Arrangement Agreement. Representatives of Kirkland’s management and Cassels reported on the most recent revisions that had been made to the draft Arrangement Agreement. The Kirkland Board received the oral opinion of RBC Capital Markets, which was subsequently confirmed by delivery of a written opinion dated November 24, 2019, to the effect that, as of that date and based on and subject to various assumptions, limitations and qualifications described in its opinion, the Consideration to be paid by Kirkland under the Arrangement is fair, from a financial point of view, to Kirkland. Following a discussion of the benefits and risks associated with the Arrangement, after careful consideration, including a thorough review of the transaction terms, the RBC Fairness Opinion, and other relevant matters, the Kirkland Board unanimously approved the Arrangement Agreement, unanimously determined that the Arrangement and the entering into of the

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Arrangement Agreement are in the best interests of Kirkland, and unanimously resolved to recommend that Kirkland Shareholders vote in favour of the Kirkland Shareholder Resolution.

Throughout the remainder of November 24, 2019, Kirkland and Detour, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Kirkland and Detour executed the Arrangement Agreement early in the morning on November 25, 2019 and jointly announced the Arrangement Agreement prior to markets opening on November 25, 2019.

On November 28, 2019, Kirkland received a letter from a gold mining company with a significantly smaller market capitalization and no Canadian mining operations, or regional presence or relationships (“Company A”) stating its interest in partnering with Kirkland on a potential joint proposal for Detour, which did not include any specific terms or conditions. On November 29, 2019, the Kirkland Board, representatives of Kirkland’s management and its financial and legal advisors met to discuss the letter received from Company A. It was determined that Kirkland did not require a partner to realize the significant value opportunities identified in the Arrangement and that having a partner would, in fact, be a less effective structure to realize those opportunities. It was therefore concluded by the Kirkland Board that entering into discussions with Company A with a view to modifying the Arrangement in any form would not be in the best interests of Kirkland and the Kirkland Shareholders.

Recommendation of the Kirkland Board

The Kirkland Board, after consultation with representatives of Kirkland’s management team, its financial and legal advisors and having taken into account the RBC Fairness Opinion, and such other matters as it considered necessary and relevant, including the factors and reasons set out below under the heading “The Arrangement – Reasons for the Recommendation of the Kirkland Board”, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Kirkland and authorized Kirkland to enter into the Arrangement Agreement and all related agreements. Accordingly, the Kirkland Board unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

Reasons for the Recommendation of the Kirkland Board

In reaching its conclusions and formulating its recommendation, the Kirkland Board consulted with representatives of Kirkland’s management team and its legal and financial advisors. The Kirkland Board also reviewed a significant amount of technical, financial and operational information relating to Detour and Kirkland and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Kirkland Board that the Arrangement is in the best interests of Kirkland and the unanimous recommendation of the Kirkland Board that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

• Adds a long-life, high-quality asset in a low-risk jurisdiction. The Detour Lake Mine is a uniquely large-scale, long-life Canadian mine, with current production of approximately 600,000 ounces of gold per year and substantial growth potential.

• Solidifies Kirkland’s position as a senior gold producer with industry-leading free cash flow. The Arrangement is expected to provide Kirkland with enhanced scale with pro forma 2019 production targeted at approximately 1.5 million ounces of gold and analyst consensus 2019 free cash flow of almost US$700 million.

• Bolsters financial strength and capital markets profile. The combined net cash balance as at September 30, 2019 of US$630 million, with increased public float, liquidity, and access to capital,

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is expected to provide Kirkland with greater capacity to pursue further growth and return capital to Kirkland Shareholders.

• Increases Kirkland’s Mineral Reserve base and complements existing operating profile. The Arrangement is expected to add approximately 15.4 million ounces of gold to Kirkland’s Mineral Reserve base and extend Kirkland’s Mineral Reserve life index by eight years.

• Enables value-creation through continued optimization and potential expansion of the Detour Lake Mine. The financial strength and technical expertise of Kirkland following completion of the Arrangement is expected to support the continued optimization and potential expansion of the Detour Lake Mine with opportunities to significantly increase production at improved unit costs and to expand current Mineral Reserves and Mineral Resources.

• Provides attractive exploration upside. Detour’s land position covers approximately 1,040 km2 along the northernmost sections of the Abitibi Greenstone Belt (including approximately 646 km2 on the existing Detour Lake property) in Ontario, Canada. The combination of free cash flow generating operations, significant in-mine growth potential and considerable regional exploration upside is a common feature among the Detour Lake Mine and the Macassa Mine in Canada and the Fosterville Mine in Australia.

• Potential to deliver synergies. Due in part to the Detour Lake Mine’s relatively close proximity to Kirkland’s Canadian operations, the Arrangement is expected to generate approximately US$75- US$100 million in annual pre-tax synergies.

• Accretive transaction. The Arrangement is expected to deliver immediate cash flow per share and net asset value per share accretion to Kirkland.

• Voting support agreements. All of the directors and certain representatives of the executive leadership teams of each of Kirkland and Detour have entered into the Kirkland Support Agreements and the Detour Support Agreements, respectively, pursuant to which they have agreed, among other things, to vote in favour of, in the case of Kirkland, the Kirkland Shareholder Resolution, and in the case of Detour, the Arrangement Resolution.

• Business climate and review of alternatives. After reviewing the current and prospective business climate in the precious metals mining industry, including the potential for further consolidation or acquisitions, and the benefits and risks of other strategic opportunities reasonably available to Kirkland, the Kirkland Board believes that the Arrangement represents Kirkland’s best prospects for maximizing shareholder value in the medium to long term.

• Fairness opinion. The Kirkland Board received an opinion from RBC Capital Markets dated November 24, 2019, as to the fairness to Kirkland, from a financial point of view, of the Consideration to be paid by Kirkland under the Arrangement, based upon and subject to the assumptions, limitations and qualifications set forth therein. See “The Arrangement – RBC Fairness Opinion”. A complete copy of the RBC Fairness Opinion is included as “Appendix E – RBC Fairness Opinion” attached to this Circular.

In making its determinations and recommendations, the Kirkland Board also observed that a number of procedural safeguards were in place and present to permit the Kirkland Board to protect the interests of Kirkland, Kirkland Shareholders and other Kirkland stakeholders. These procedural safeguards include, among others:

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• Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The Kirkland Board took an active role in negotiating the material terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Kirkland Board.

• Conduct of Kirkland’s business. The Kirkland Board believes that the restrictions imposed on Kirkland’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

• Ability to respond to superior proposals. Notwithstanding the limitation contained in the Arrangement Agreement on Kirkland’s ability to solicit interest from third parties, the Arrangement Agreement allows Kirkland to engage in discussions or negotiations regarding any unsolicited competing proposal for Kirkland received prior to the Kirkland Meeting that constitutes or would reasonably be expected to constitute a Kirkland Superior Proposal.

• Reasonable Break Fee. The amount of the Kirkland Termination Fee, being US$202 million, payable to Detour under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from making a Kirkland Superior Proposal.

• Shareholder Approval. The Kirkland Shareholder Resolution must be approved by the affirmative vote of at least a majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

The Kirkland Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Kirkland Board believes that, overall, the anticipated benefits of the Arrangement to Kirkland outweigh these risks and negative factors.

The foregoing summary of the information and factors considered by the Kirkland Board in reaching its determination and recommendation is not intended to be exhaustive, but includes the material information and factors considered by the Kirkland Board in its consideration of the Arrangement. In view of the wide variety of factors and the amount of information considered in connection with the Kirkland Board’s evaluation of the Arrangement and the complexity of these matters, the Kirkland Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusion and recommendation. The recommendation of the Kirkland Board was made after consideration of all of the above-noted and other factors and in light of the Kirkland Board’s knowledge of the business, financial condition and prospects of Kirkland and Detour and were based upon the advice of Kirkland’s financial advisors and legal counsel. In addition, individual members of the Kirkland Board may have assigned different weights to different factors.

RBC Fairness Opinion

Kirkland retained RBC Capital Markets to act as its financial advisor in connection with the Arrangement. As part of this mandate, RBC Capital Markets was requested to provide the Kirkland Board with its opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Kirkland under the Arrangement, to Kirkland.

In connection with the Arrangement, at a meeting of the Kirkland Board held on November 24, 2019, RBC Capital Markets provided the Kirkland Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of the particular assumptions, limitations and qualifications set forth therein, RBC

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Capital Markets is of the opinion that, as of November 24, 2019, the Consideration to be paid by Kirkland under the Arrangement is fair, from a financial point of view, to Kirkland.

The full text of the RBC Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the RBC Fairness Opinion, is included as “Appendix E – RBC Fairness Opinion” attached to this Circular. This summary of the RBC Fairness Opinion is qualified in its entirety by the full text of the opinion and Kirkland Shareholders are urged to read the RBC Fairness Opinion in its entirety.

The RBC Fairness Opinion was prepared at the request of and for the information and assistance of the Kirkland Board in connection with its consideration of the Arrangement. The RBC Fairness Opinion does not constitute a recommendation as to whether or not Kirkland Shareholders should vote in favour of the Kirkland Shareholder Resolution or any other matter. The RBC Fairness Opinion is one of a number of factors taken into account by the Kirkland Board in approving the terms of the Arrangement Agreement and the Plan of Arrangement, determining that the Arrangement is in the best interests of Kirkland and unanimously recommending that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution.

RBC Capital Markets was engaged by Kirkland to provide Kirkland with financial advisory services in connection with the Arrangement, including advice and assistance to the Kirkland Board in evaluating the Arrangement. Pursuant to the terms of the engagement letter with the RBC Capital Markets, dated effective October 2, 2019, Kirkland has agreed to pay RBC Capital Markets a fixed fee for rendering its opinion, payable whether or not the Arrangement is completed and an additional fee for its services in connection with the Arrangement, which is contingent upon the completion of the Arrangement. Kirkland has also agreed to reimburse RBC Capital Markets for its reasonable out-of-pocket expenses and to indemnify RBC Capital Markets in certain circumstances. Neither RBC Capital Markets nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of Kirkland or Detour or any of their respective associates or affiliates.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

If the Kirkland Shareholder Resolution is approved at the Kirkland Meeting, the Arrangement Resolution is approved at the Detour Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date (which is expected to occur at the end of January 2020). Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order, except where noted, without any further authorization, act or formality on the part of any person:

(f) Each Dissent Share will be and will be deemed to be transferred to Detour (free and clear of any liens, charges or encumbrances of any nature whatsoever) and cancelled and Detour will be obligated to pay the amount therefor determined and payable in accordance with the provisions of the Plan of Arrangement and such (i) Dissenting Detour Shareholder will cease to be the registered holder of such Dissent Share and to have any rights as a Detour Shareholder other than the right to be paid the fair value by Detour for such Dissent Share as set out in the

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Plan of Arrangement and (ii) such Dissenting Detour Shareholder’s name will be removed from the register of Detour Shareholders.

(g) Each Detour Share (excluding (i) any Dissent Share or (ii) any Detour Share held by Kirkland or any of its affiliates) will be and will be deemed to be transferred and assigned to Kirkland (free and clear of any liens, charges or encumbrances of any nature whatsoever), in exchange for the Consideration less any amounts withheld pursuant to the Plan of Arrangement, and (A) each holder of such Detour Shares will cease to be the holder thereof and to have any rights as a Detour Shareholder other than the right to be paid the Consideration per Detour Share in accordance with the Plan of Arrangement; (B) the name of each such holder will be, and will be deemed to be, removed from the register of Detour Shareholders; and (C) Kirkland will be the transferee of such Detour Shares (free and clear of any liens, charges or encumbrances of any nature whatsoever) and the register of Detour Shareholders will be revised accordingly.

(h) Each Detour RSU, whether vested or unvested, will be deemed to be vested to the fullest extent, and such Detour RSU will be deemed to be assigned and transferred to Detour and cancelled in exchange for a cash payment equal to the VWAP of one Detour Share on the TSX during the five trading days ended on the last trading day prior to the Effective Date less any amounts withheld pursuant to the Plan of Arrangement.

(i) Each Detour PSU, whether vested or unvested, will be deemed to be vested to the fullest extent, and such Detour PSU will be deemed to be assigned and transferred to Detour and cancelled in exchange for a cash payment equal to the VWAP of a Detour Share on the TSX during the five trading days ended on the last trading day prior to the Effective Date, multiplied by two (other than Detour PSUs granted after the date of the Arrangement Agreement, which will be multiplied by one) less any amount withheld pursuant to the Plan of Arrangement.

(j) Each outstanding Detour Option, whether vested or unvested, will be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Detour Shares and will be exchanged at the Effective Time for a Replacement Option to purchase from Kirkland the number of Kirkland Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Detour Shares subject to such Detour Option at an exercise price per Kirkland Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Detour Share otherwise purchasable pursuant to such Detour Option, divided by (N) the Exchange Ratio, exercisable until the earlier of (Y) the date that is one year following the Effective Date and (Z) the original expiry date of such Detour Option. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Detour Option so exchanged, and will be governed by the terms of the Detour Option Plan, and any document evidencing a Detour Option will thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money-Amount in respect of a Replacement Option exceeds the Detour Option In-The-Money-Amount in respect of the Detour Option, the number of Kirkland Shares which may be acquired on exercise of the Replacement Option will be adjusted accordingly with effect to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Detour Option In-The-Money-Amount in respect of the Detour Option.

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If completed, the Arrangement will result in the issuance, at the Effective Time, of 0.4343 of a Kirkland Share for each Detour Share held by former Detour Shareholders (excluding Dissenting Detour Shareholders and Kirkland and its affiliates) at the Effective Time. Following completion of the Arrangement, former Detour Shareholders (other than Dissenting Detour Shareholders and Kirkland and its affiliates) are anticipated to own approximately 27% of the issued and outstanding Kirkland Shares and existing Kirkland Shareholders are expected to own approximately 73% of the issued and outstanding Kirkland Shares, each based on the number of securities of Kirkland and Detour issued and outstanding as of November 24, 2019.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

The Effective Date will occur following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date). If the Kirkland Meeting and Detour Meeting are held as scheduled and are not adjourned and/or postponed and the Kirkland Shareholder Approval is obtained and the Detour Shareholder Approval is obtained, it is expected that Detour will apply for the Final Order approving the Arrangement on January 30, 2020. If the Final Order is obtained in a form and substance satisfactory to Kirkland and Detour, and the applicable conditions to completion of the Arrangement are satisfied or waived (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date), Kirkland expects the Effective Date to occur by the end of January 2020; however, it is possible that completion may be delayed beyond this date if the conditions to implementation of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be unilaterally extended by a Party for up to an additional 90 days (in five to 15-day increments) if the only unsatisfied condition is the Investment Canada Act Approval (if required), or extended by mutual agreement of the Parties.

Although Kirkland’s and Detour’s objective is to have the Effective Date occur as soon as reasonably practicable after the Kirkland Meeting and the Detour Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Regulatory Approvals. Kirkland or Detour may determine not to complete the Arrangement without prior notice to, or action on the part of, Kirkland Shareholders or Detour Shareholders. See “Transaction Agreements – The Arrangement Agreement – Termination”.

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REGULATORY MATTERS AND APPROVALS

Other than the Kirkland Shareholder Approval, the Detour Shareholder Approval, the Regulatory Approvals and the Final Order, Kirkland is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Kirkland currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Shareholder Approvals

Kirkland Shareholder Approval

At the Kirkland Meeting, Kirkland Shareholders will be asked to approve the Kirkland Shareholder Resolution, the full text of which is included at “Appendix A – Kirkland Shareholder Resolution” attached to this Circular.

In order to be effective, the Kirkland Shareholder Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting.

Should the Kirkland Shareholders fail to approve the Kirkland Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Kirkland Shareholder Resolution authorizes the Kirkland Board, without further notice to or approval of the Kirkland Shareholders, to revoke the Kirkland Shareholder Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

The Kirkland Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement, unanimously determined that the Arrangement is in the best interests of Kirkland and unanimously recommends that Kirkland Shareholders vote FOR the Kirkland Shareholder Resolution. See “The Arrangement – Reasons for the Recommendation of the Kirkland Board”.

Detour Shareholder Approval

At the Detour Meeting, Detour Shareholders will be asked to approve the Arrangement Resolution. In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast by holders of the Detour Shares present in person or represented by proxy and entitled to vote at the Detour Meeting.

Should the Detour Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Detour Board, without further notice to or approval of the Detour Shareholders, to revoke the Arrangement Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Court Approvals

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, on December 20, 2019, Detour obtained the Interim Order providing for the calling and holding of the Detour Meeting and other procedural matters.

Under the Arrangement Agreement, if Kirkland Shareholder Approval is received and Detour Shareholder Approval is received, Detour is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the Detour Meeting. If the Kirkland Meeting and Detour Meeting are held as scheduled and are not adjourned and/or postponed and the Kirkland Shareholder Approval is obtained and the Detour Shareholder Approval is obtained, it is expected that Detour will apply for the Final Order approving the Arrangement on January 30, 2020.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the CBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, Kirkland and/or Detour may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Regulatory Approvals will have been obtained. Within the time prescribed after the date of the Arrangement Agreement, each Party, or where appropriate, Kirkland or both Parties jointly, will make all required notifications, filings, applications and submissions required to obtain the Regulatory Approvals and will use their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on their respective parts to discharge their respective obligations under the Arrangement Agreement or otherwise advisable under Laws in connection with the Arrangement and the Arrangement Agreement.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The parties are entitled to complete their Notifiable Transaction at the end of

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period.

In addition or as an alternative to filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a No-Action Letter. If the Commissioner issues an ARC, the parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion where the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed; the Tribunal cannot issue an order, however, where the Parties have been able to establish the elements of the statutory efficiencies defence. The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an ARC was issued, provided that the Notifiable Transaction was completed within one year after the ARC was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No-Action Letter.

Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on December 9, 2019. On December 18, 2019, the Commissioner issued an ARC pursuant to Section 102 of the Competition Act in connection with the Arrangement.

Investment Canada Act Approval

Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a “Reviewable Transaction”) is subject to review. In the case of a Reviewable Transaction, a non-Canadian investor must submit an Application for Review to the Director of Investments under the Investment Canada Act (an “Application for Review”) seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the “Minister”) and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the “net benefit ruling”). The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review, the non-Canadian investor’s plans for the business and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include,

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

among other things, the effect of the investment on economic activity in Canada (including the effect on employment, utilization of Canadian products and services and exports), participation by Canadians in the acquired business, productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non- Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians which include Reviewable Transactions can be made subject to review on grounds that the investment could be injurious to national security, and can ultimately be prohibited. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, a notice or order from the Minister that the investment may be or is subject to review by the Governor in Council (the federal Cabinet) on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment unless and until it has received either: (i) a subsequent notice from the Minister stating that no order for a review will be made; (ii) where an order for a national security review has been made, a subsequent notice from the Minister stating that no further action will be taken; or (iii) where an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review process can be commenced at any time after the Minister first becomes aware of the investment up to 45 days after an Application for Review has been submitted.

As at the date of the Circular, Detour and Kirkland do not believe that the transactions contemplated by the Arrangement Agreement will, at closing, constitute a Reviewable Transaction. However, if the Parties instead determine, acting reasonably, that Investment Canada Act Approval is required, Kirkland shall prepare and file with the Minister an Application for Review under the Investment Canada Act, which process is as described above.

Stock Exchange Listing Approval and Delisting Matters

The Kirkland Shares currently trade on the TSX under the symbol “KL”, the NYSE under the symbol “KL” and the ASX under the symbol “KLA”. It is a mutual condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX, and that the NYSE, subject to official notice of issuance, shall have approved the listing of the Consideration Shares on the NYSE. Kirkland has applied to the TSX, the NYSE and the ASX, as applicable, to list the Consideration Shares. Accordingly, Kirkland has agreed to obtain conditional approval of the listing of the Consideration Shares for trading on the TSX and the NYSE, subject only to

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

the satisfaction by Kirkland of customary listing conditions of the TSX and the NYSE. The TSX has conditionally approved the listing of the Kirkland Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement. Kirkland has applied to list the Consideration Shares and Kirkland Shares underlying the Replacement Options on the NYSE and anticipates receiving all required authorizations prior to the closing of the Arrangement. It is a listing requirement of the TSX that the Kirkland Shareholder Resolution is approved by the affirmative vote of at least a simple majority of the votes cast by Kirkland Shareholders present in person or represented by proxy and entitled to vote at the Kirkland Meeting. See “Transaction Agreements – the Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The Detour Shares currently trade on the TSX under the symbol “DGC”. It is a condition to implementation of the Arrangement that Detour will have obtained approval of the TSX in respect of the Arrangement. Kirkland intends to have the Detour Shares delisted from the TSX and each other exchange upon which the Detour Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date.

Canadian Securities Law Matters

Status Under Canadian Securities Laws

Kirkland is a reporting issuer in each of the provinces of Canada, other than Quebec. The Kirkland Shares are listed on the TSX, the NYSE and the ASX. Following the Effective Date, the Kirkland Shares will remain listed on the TSX, the NYSE and the ASX.

Detour is a reporting issuer in all of the provinces of Canada. Subject to applicable Laws, Kirkland will apply promptly following the Effective Time to the applicable Canadian Securities Authorities to have Detour cease to be a reporting issuer. The Detour Shares currently trade on the TSX. Following the Effective Date, the Detour Shares will be delisted from the TSX as promptly as possible following completion of the Arrangement (anticipated to be effective two or three Business Days following the Effective Date).

Distribution and Resale of Kirkland Shares under Canadian Securities Laws

The distribution of the Kirkland Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The Kirkland Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for Kirkland Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of Kirkland, the selling security holder has no reasonable grounds to believe that Kirkland is in default of applicable Securities Laws.

U.S. Securities Law Matters

The Consideration Shares issuable to Detour Shareholders in exchange for their Detour Shares and the Replacement Options issuable to holders of Detour Options in exchange for their Detour Options as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or other U.S. Securities Laws, and such Consideration Shares and Replacement Options will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The issuance of the foregoing securities shall be exempt from, or not subject to, U.S. state securities,

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

or “blue sky”, laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on December 20, 2019 and, subject to the approval of the Arrangement Resolution by the Detour Shareholders, and the approval of the Kirkland Shareholder Resolution by the Kirkland Shareholders, among other things, a hearing for a Final Order approving the Plan of Arrangement and such issuance of Consideration Shares and Replacement Options will be held on or about January 30, 2020 by the Court. See “Regulatory Matters and Approvals – Court Approvals”. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. All Detour Shareholders and all holders of Detour Options are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issuable in connection with the Arrangement.

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Kirkland Shares that are issuable upon exercise of the Replacement Options. Therefore, Kirkland Shares issuable upon the exercise of the Replacement Options may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state Securities Laws (in which case they will be “restricted securities” within the meaning of Rule 144) or following registration under such laws. Kirkland has no present intention to file a registration statement relating to the issuance of the Kirkland Shares issuable upon exercise of the Replacement Options and no assurance can be made that Kirkland will file, or have taken effective steps to file, such registration statements in the future.

The Consideration Shares to be received by Detour Shareholders in exchange for their Detour Shares upon the completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 promulgated under the U.S. Securities Act) of Kirkland at the time of such resale or who have been affiliates of Kirkland within 90 days before such resale (collectively, the “Kirkland Affiliates”). Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. See “Affiliates—Rule 144” and “Affiliates—Regulation S” below for further details.

Any resale of Consideration Shares by such a Kirkland Affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such Kirkland Affiliates may immediately resell Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such Kirkland Affiliates may also resell such Consideration Shares pursuant to, and in accordance with, Rule 144 under the U.S. Securities Act.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Affiliates—Rule 144

In general, under Rule 144 under the U.S. Securities Act, Kirkland Affiliates will be entitled to sell, during any three-month period, the securities that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then-outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE, as is the expected case of the Consideration Shares) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Kirkland. Persons who are Kirkland Affiliates will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be Kirkland Affiliates, and for 90 days thereafter.

Affiliates—Regulation S

In general, under Regulation S under the U.S. Securities Act, persons who are Kirkland Affiliates solely by virtue of their status as an officer or director of Kirkland may sell their Consideration Shares outside the United States in an “offshore transaction” (within the meaning of Regulation S) if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, subject to certain exceptions contained in Regulation S, an “offshore transaction” is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction, which has not been pre-arranged with a buyer in the United States, is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to “U.S. persons” (as such term is defined in Regulation S) by a holder of Consideration Shares who is a Kirkland Affiliate other than by virtue of his or her status as an officer or director of Kirkland.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

RISK FACTORS

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. Kirkland Shareholders should also carefully consider the risk factors relating to Kirkland described under the heading “Risk Factors” in the Kirkland AIF and the risk factors relating to Detour described under the heading “Risk Factors” in the Detour AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Kirkland, may also adversely affect Detour or Kirkland prior to the Arrangement or following completion of the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions, including receipt of Regulatory Approvals, and there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of the Kirkland Shares.

Completion of the Arrangement is subject to satisfaction or waiver of several conditions, including, among other things, the requisite approvals of the Kirkland Shareholders and the Detour Shareholders, receipt of the Final Order and receipt of Regulatory Approvals. In addition, completion of the Arrangement is conditional on, among other things, no action or circumstance occurring that would result in a Kirkland Material Adverse Effect or Detour Material Adverse Effect.

Certain of the conditions to completion of the Arrangement are outside of the control of Kirkland. There can be no certainty, nor can Kirkland provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Kirkland Shares may be materially adversely affected. In such events, Kirkland’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Kirkland would remain liable for costs relating to the Arrangement.

If the Arrangement is not completed and Kirkland decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Completion of the Arrangement is uncertain. Kirkland has dedicated significant resources to pursuing the Arrangement and is restricted from taking certain specified actions while the Arrangement is pending and failure to complete the Arrangement could negatively impact Kirkland’s business.

Kirkland is subject to customary non-solicitation provisions under the Arrangement Agreement. The Arrangement Agreement also restricts Kirkland from taking certain specified actions until the Arrangement is completed, without the consent of Detour. These restrictions may prevent Kirkland from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. As completion of the Arrangement is dependent upon satisfaction of certain conditions, the completion of the Arrangement is uncertain. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Kirkland’s resources to the completion thereof and the restrictions that were imposed on Kirkland under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Kirkland as a standalone entity.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

The Arrangement Agreement may be terminated by Kirkland or Detour in certain circumstances, which could result in significant costs and could negatively impact the market price of the Kirkland Shares.

In addition to termination rights relating to the failure to satisfy the conditions of closing, each of Kirkland and Detour has the right, in certain circumstances, to terminate the Arrangement Agreement and the Arrangement. Accordingly, there is no certainty, nor can Kirkland provide any assurance, that the Arrangement Agreement will not be terminated by either Kirkland or Detour before the implementation of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Kirkland Shares or otherwise adversely affect Kirkland’s business. See “Transaction Agreements – The Arrangement Agreement – Termination”.

Because the market price of the Kirkland Shares and the Detour Shares will fluctuate and the Exchange Ratio is fixed, there can be no certainty with respect to the market value of the Kirkland Shares that Detour Shareholders will receive for their Detour Shares under the Arrangement.

The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Kirkland Shares or Detour Shares. The market price of the Kirkland Shares or Detour Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Kirkland’s and Detour’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. The underlying cause of any such change in relative market price may constitute a Detour Material Adverse Effect or a Kirkland Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement or otherwise entitle either Party to terminate the Arrangement Agreement. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Kirkland Shares that Detour Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the Kirkland Shares will not decline following the completion of the Arrangement. Accordingly, the market value represented by the Exchange Ratio will also vary.

The issuance of a significant number of Kirkland Shares and a resulting “market overhang” could adversely affect the market price of the Kirkland Shares following completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Kirkland Shares will be issued and available for trading in the public market. The increase in the number of Kirkland Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Kirkland Shares.

The issuance of Kirkland Shares in connection with the Arrangement could result in the dilution of ownership and voting interests of current Kirkland Shareholders.

As a result of the issuance of Kirkland Shares in connection with the Arrangement, the ownership and voting interests of Kirkland Shareholders in Kirkland will be diluted, relative to current proportional ownership and voting interests.

Kirkland may be required to pay the Kirkland Termination Fee.

If the Arrangement is not completed as a result of certain prescribed events, Kirkland will be required to pay the Kirkland Termination Fee to Detour in connection with the termination of the Arrangement Agreement. If the Kirkland Termination Fee is ultimately required to be paid to Detour, the payment of such fee may have an adverse impact on Kirkland’s financial results.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Kirkland and Detour may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.

Kirkland and Detour may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Kirkland and Detour seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Kirkland and Detour. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of Kirkland to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Kirkland’s business, financial condition and results of operations.

Kirkland and Detour will incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Kirkland.

Kirkland and Detour have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by Kirkland in the course of coordinating the businesses of Kirkland and Detour after the completion of the Arrangement. If the Arrangement is not completed, Kirkland will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Kirkland is liable for its own costs incurred in connection with the Arrangement. Such costs may be significant and could have an adverse effect on Kirkland’s future results of operations, cash flows and financial condition.

Prior to the Effective Date, the Arrangement may divert the attention of Kirkland’s management, and any such diversion could have an adverse effect on the business of Kirkland.

The pending Arrangement could cause the attention of Kirkland’s management to be diverted from the day- to-day operations of Kirkland. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Kirkland if the Arrangement is not completed, and on the business of Kirkland following the Effective Date.

The Kirkland Board considered financial projections prepared by Kirkland management in connection with the Arrangement. Actual performance of Kirkland and Detour may differ materially from these projections.

The Kirkland Board considered, among other things, certain projections, prepared by Kirkland management, with respect to each of Detour (the “Detour Projections”) and Kirkland (the “Kirkland

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Projections”, together with the Detour Projections, the “Projections”). All such projections are based on assumptions and information available at the time the Projections were prepared. Kirkland does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Kirkland’s and Detour’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Kirkland and Detour, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that Kirkland, the Kirkland Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Kirkland management for internal use and to, among other things, assist Kirkland in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither KPMG LLP, Kirkland’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

There could be unknown or undisclosed risks or liabilities of Detour for which Kirkland is not permitted to terminate the Arrangement Agreement.

While Kirkland conducted due diligence with respect to Detour prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Detour for which Kirkland is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Kirkland’s financial performance and results of operations. Kirkland could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Kirkland’s business, financial condition and results of operations.

Kirkland has not verified the reliability of the information regarding Detour included in, or which may have been omitted from, this Circular.

Unless otherwise indicated, all historical information regarding Detour contained in this Circular, including all Detour financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of Detour by Kirkland, has been derived from Detour’s publicly disclosed information or provided by Detour. Although Kirkland has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Detour’s publicly disclosed information, including the information about or relating to Detour contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect Kirkland’s operational and development plans and Kirkland’s business, financial condition and results of operations.

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Kirkland may be obligated to make substantial cash payments to Dissenting Detour Shareholders.

Registered holders of Detour Shares have the right to exercise Dissent Rights and demand payment equal to the fair value of their Detour Shares in cash. If Dissent Rights are properly exercised in respect of a significant number of Detour Shares, Kirkland will be obliged under the Arrangement Agreement to make a substantial cash payment to such Detour Shareholders, which could have an adverse effect on Kirkland’s financial condition and cash resources. Further, Kirkland’s obligation to complete the Arrangement is conditional upon Detour Shareholders holding no more than 10% of the outstanding Detour Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Detour Shareholders exercise Dissent Rights in respect of more than 10% of the outstanding Detour Shares.

Uncertainty surrounding the Arrangement could adversely affect Kirkland’s or Detour’s retention of suppliers and personnel and could negatively impact future business and operations.

The Arrangement is dependent upon the satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, Kirkland’s and Detour’s suppliers may delay or defer certain decisions regarding their ongoing business with Kirkland and Detour, respectively. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of Kirkland, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of Kirkland may experience uncertainty about their future roles until such time as Kirkland’s plans with respect to such employees are determined and announced. This may adversely affect Kirkland’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

Risk Factors Relating to Kirkland Following Completion of the Arrangement

Significant demands will be placed on Kirkland following completion of the Arrangement and Kirkland and Detour cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement.

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Kirkland and Detour. Kirkland cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of Kirkland following completion of the Arrangement will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Detour, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The failure to achieve the desired synergies and benefits of the Arrangement could have a material adverse effect on the market price of the Kirkland Shares following completion of the Arrangement.

The Arrangement has been agreed to with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for Kirkland following completion of the Arrangement. These anticipated benefits will depend in part on whether Kirkland’s and Detour’s operations can be integrated in an efficient and effective manner. The extent to which synergies are realized and the timing of such cannot be assured.

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Kirkland may be unable to successfully integrate the businesses and realize the anticipated benefits of the Arrangement. The failure to successfully integrate the businesses of Kirkland and Detour could have a material adverse effect on the market price of the Kirkland Shares following completion of the Arrangement.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each Party. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two Parties will present challenges to management, including the integration of systems and personnel of the two Parties which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the Kirkland’s operations after completion of the Arrangement could be adversely affected if Kirkland cannot retain key employees to assist in the integration and operation of Kirkland and Detour.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Detour, Kirkland and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Kirkland will be aware of any and all liabilities of Detour or the Arrangement. As a result of these factors, it is possible that certain benefits expected from Kirkland’s acquisition of Detour may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Kirkland.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Kirkland’s financial condition or results of operations following completion of the Arrangement.

The unaudited pro forma consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of Kirkland following completion of the Arrangement. For example, the pro forma consolidated financial information has been prepared using the consolidated historical financial statements of Kirkland and of Detour and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial information included in this Circular is based in part on certain assumptions regarding the Arrangement. These assumptions may not prove to be accurate, and other factors may affect Kirkland’s results of operations or financial condition following completion the Arrangement. Accordingly, the historical and pro forma consolidated financial information included in this Circular does not necessarily represent Kirkland’s results of operations and financial condition had Kirkland and Detour operated as a combined entity during the periods presented, or of Kirkland’s results of operations and financial condition following the Arrangement.

In preparing the pro forma consolidated financial information contained in this Circular, Kirkland has given effect to, among other items, the completion of the Arrangement and the issuance of the Consideration

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Shares. The unaudited pro forma consolidated financial information does not reflect all of the costs that are expected to be incurred by Kirkland in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Kirkland and Detour is not reflected in the pro forma consolidated financial information. See also the notes to the unaudited pro forma consolidated financial information of Kirkland and Detour included in “Appendix F – Unaudited Pro Forma Financial Information” attached to this Circular.

Failure by Kirkland and/or Detour to comply with applicable Laws prior to the Arrangement could subject Kirkland to penalties and other adverse consequences following completion of the Arrangement.

Kirkland is subject to the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) and the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Commonwealth). Detour is subject to the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti- corruption legislation. A failure by Kirkland or Detour to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Kirkland to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Kirkland following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Kirkland following completion of the Arrangement.

Kirkland and Detour are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Kirkland or Detour to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Kirkland to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Kirkland following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Kirkland or Detour prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Kirkland following completion of the Arrangement.

Following the Arrangement, the trading price of the Kirkland Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Kirkland and Detour due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing

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fluctuations in price will not occur. The market price per Kirkland Share is also likely to be affected by changes in Kirkland’s financial condition or results of operations. Other factors unrelated to the performance of Kirkland that may have an effect on the price of Kirkland Shares include the following: (a) changes in the market price of the commodities that Kirkland and Detour sell and purchase; (b) current events affecting the economic situation in Canada, Australia and internationally; (c) trends in the global mining industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings; (g) the economics of current and future projects and operations of Kirkland and Detour; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities by Kirkland or Detour, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Kirkland Shares or Detour Shares, as applicable.

Mineral Reserve and Mineral Resource figures pertaining to Kirkland’s and Detour’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to Kirkland’s and Detour’s Mineral Reserves and Mineral Resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral Reserves and Mineral Resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of Mineral Reserves and Mineral Resources attributable to any specific property of Kirkland or Detour are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in Proven Mineral Reserves and Probable Mineral Reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Furthermore, we have not reviewed in detail the methodology used by Detour in preparing Detour’s Mineral Reserves and Mineral Resources presented in this Circular, or incorporated by reference herein, and accordingly there is no assurance that such estimates will not change following our review of the methodology.

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TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Kirkland Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

In reviewing the Arrangement Agreement and this summary, please remember that this summary has been included to provide Kirkland Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Detour, Kirkland or any of their subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

• were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

• have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

• may apply standards of materiality in a way that is different from what may be viewed as material by Kirkland Shareholders or other investors or are qualified by reference to a Kirkland Material Adverse Effect or Detour Material Adverse Effect, as applicable, or in the case of Detour, by the Detour Disclosure Letter.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since November 24, 2019 and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The representations and warranties relate to, among other things, organization and qualification; corporate power and authority relative to the Arrangement Agreement; required approvals; no violation of constating documents or certain agreements; capitalization; reporting issuer status and Securities Law matters; subsidiaries; financial statements; auditors; undisclosed liabilities; absence of shareholder and similar agreements; compliance with Laws; permits; litigation; interest in material properties; expropriation; technical matters; Taxes; employment matters; health and safety matters; environmental matters; opinions of financial advisors; approval of the board and, if applicable, the committees thereof, of the other Party; and ownership of shares of the other Party.

The Arrangement Agreement also contains certain representations and warranties made solely by Detour with respect to absence of certain changes; insolvency; operational matters; work program payments; First Nations claims; non-governmental organizations and community groups; Contracts; acceleration of

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benefits; pensions and employee benefits; employee matters; employment withholdings; intellectual property; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; collateral benefits; restrictions on business activities; cultural business; confidentiality agreements; indemnification agreements; employment, severance and change of control agreements and full disclosure; and certain representations and warranties made solely by Kirkland with respect to: the Consideration Shares and no Kirkland Material Adverse Effect.

Covenants

Kirkland and Detour have agreed to certain covenants that will be in force between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Detour Shareholder Approval

The Arrangement Agreement requires Detour to use commercially reasonable efforts to hold the Detour Meeting on the same date as and prior to the Kirkland Meeting, which will in no event be later than January 31, 2020.

In general, Detour is not permitted to adjourn the Detour Meeting except as required by Law. However, if Detour provides Kirkland with notice of a Detour Superior Proposal (as further discussed under “– Non- Solicitation Covenants” below) less than ten Business Days prior to the Detour Meeting, Detour may, and upon the request of Kirkland, Detour will, adjourn or postpone the Detour Meeting to a date that is not more than ten days after the scheduled date of the Detour Meeting, provided, however, that the Detour Meeting will not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

Efforts to Obtain Required Kirkland Shareholder Approval

The Arrangement Agreement requires Kirkland to use commercially reasonable efforts to schedule the Kirkland Meeting on the same date as and following the Detour Meeting, which will in no event be later than January 31, 2020.

In general, Kirkland is not permitted to adjourn the Kirkland Meeting except as required by Law. However, if Kirkland provides Detour with notice of a Kirkland Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than ten Business Days prior to the Kirkland Meeting, Kirkland may, and upon the request of Detour, Kirkland will, adjourn or postpone the Kirkland Meeting to a date that is not more than ten days after the scheduled date of the Kirkland Meeting, provided, however, that the Kirkland Meeting will not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date. In addition, in the event that the Detour Meeting is adjourned or postponed, Kirkland may adjourn or postpone the Kirkland Meeting so that it occurs on the same day as and following the Detour Meeting.

Conduct of Business

Each of Kirkland and Detour has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law or a Governmental Authority, or unless the other Party consents in writing, and, in the case of Detour, except as set out in the Detour Disclosure Letter or the Detour Budget, to (a) conduct its and its respective subsidiaries’ businesses only in the ordinary course of business consistent in all material respects with past practice, and (b) use commercially reasonable efforts to maintain and preserve intact its and its respective subsidiaries’ business organizations, assets, properties, rights, goodwill and business relationships and to keep available the

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services of their respective officers, employees and consultants as a group. In addition, each of Kirkland and Detour has agreed notify the other Party of (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Kirkland Material Adverse Effect or Detour Material Adverse Effect, respectively; (ii) any breach of the Arrangement Agreement by it; (iii) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty inaccurate such that certain conditions in Arrangement Agreement would not be satisfied, and in the case of Detour, or (iv) any “material change” in relation to it or its subsidiaries.

Without limiting the generality of the foregoing, Detour has undertaken not to, and to cause its subsidiary not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a) alter or amend its articles, by-laws or other constating documents;

(b) split, consolidate or reclassify any securities of Detour or its subsidiary;

(c) other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber any of its equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any of its equity or voting interests or other securities or any shares of its subsidiary;

(d) redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding securities or securities convertible into or exchangeable or exercisable for its securities or any securities of its subsidiary;

(e) amend the terms of any of its securities;

(f) adopt a plan of liquidation or pass any resolution providing for its liquidation or dissolution;

(g) reorganize, amalgamate or merge with any other person;

(h) reduce its stated capital;

(i) enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(j) other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(k) enter into, modify or terminate any Contract with respect to any of (a) – (j) above;

(l) other than as specified in the Arrangement Agreement, sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any of its assets or properties;

(m) other than as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(n) other than as specified in the Arrangement Agreement, incur any capital expenditures, enter into any agreement obligating it to provide for future capital expenditures, or incur any indebtedness or issue any debt securities;

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(o) pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Detour Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(p) engage in any new business, enterprise or other activity that is inconsistent with its existing business;

(q) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Detour’s financial risk management policy;

(r) other than as specified in the Arrangement Agreement, expend or commit to expend any amounts with respect to expenses for any Detour property;

(s) authorize, or enter into or modify any Contract to do, any of (l) – (r) above;

(t) terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Detour;

(u) other than as specified in the Arrangement Agreement, enter into any Contract that would be a material Contract, or terminate, cancel, extend, renew or amend, modify or change any material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(v) other than as specified in the Arrangement Agreement, enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(w) other than as specified in the Arrangement Agreement, (i) grant any salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of Detour and its subsidiary; (ii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing; (iii) enter into or modify any employment or consulting agreement with any officer or director of Detour or its subsidiary; (iv) terminate the employment or consulting arrangement of any senior management employees, except for cause; (v) increase any benefits payable under its current severance or termination pay policies;

(vi) increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created; (vii) make any material determination under any employee plan that is not in the ordinary course of business; (viii) amend the Detour Option Plan, Detour PSU/RSU Plan or Detour DSU Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Detour or its subsidiary; (ix) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under, or otherwise amend, the Detour Option Plan or the Detour PSU/RSU Plan; or (x) establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(x) make any loan to any officer, director, employee or consultant of Detour or its subsidiary;

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(y) make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which would result in the material loss, expiration or surrender or loss of material benefit under any material Permit;

(z) other than as specified in the Arrangement Agreement, settle or compromise any action, claim or other Proceeding;

(aa) enter into any Contract: (i) containing (a) limitations or restrictions on its or Kirkland’s or its affiliates ability to engage in any type of activity or business, (b) limitations or restrictions on its or Kirkland’s or its affiliates manner and locality of business conduct, (c) limitations or restrictions on its or Kirkland’s or its affiliates solicitation of customers or employees or (d) any provision restricting or triggered by transactions contemplated in the Arrangement Agreement or (ii) that would reasonably be expected to significantly impede or delay the completion of the Arrangement;

(bb) other than as specified in the Arrangement Agreement, (i) change in any material respect its tax accounting methods, principles or practices, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment; or

(cc) except as would not reasonably be expected to have, individually or in the aggregate, a Detour Material Adverse Effect, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Detour in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made.

In addition, Detour is required to use its commercially reasonable efforts to: (i) retain its and its subsidiary’s existing employees and consultants and promptly provide notice to Kirkland of the resignation or termination of any of its senior management employees; (ii) timely file all Tax returns required and withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes being contested in good faith; and (iii) to cause the current insurance policies maintained by it and its subsidiary not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, provided, however, that except as specified in the Arrangement Agreement, Detour will not obtain or renew any insurance policy for a term exceeding 12 months.

Kirkland has undertaken not to, and to cause each of the Kirkland Material Subsidiaries not to, directly or indirectly (nor to agree, announce, resolve, authorize or commit to do any of the below matters):

(a) alter or amend its articles, by-laws or other constating documents;

(b) split, divide, consolidate, combine or reclassify its securities;

(c) other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to do any of the foregoing with respect to any equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any equity or voting interests or other securities or any shares of the Kirkland Material Subsidiaries;

(d) except in accordance with any normal course issuer bid, redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Kirkland Shares or other securities or securities convertible into or exchangeable or exercisable for Kirkland Shares or any such other securities or any shares or other securities of its subsidiaries;

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(e) amend the terms of the Kirkland Shares;

(f) other than as specified in the Arrangement Agreement, reorganize, amalgamate or merge with any other person;

(g) reduce its stated capital;

(h) other than as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures;

(i) enter into, modify or terminate any Contract with respect to any of (a) – (h) above;

(j) other than as specified in the Arrangement Agreement, sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any of its assets or properties;

(k) other than as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(l) authorize, or enter into or modify any Contract to do, any of (j) – (k) above;

(m) except as would reasonably be expected to have, individually or in the aggregate, a Kirkland Material Adverse Effect, directly or indirectly, terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Kirkland and its subsidiaries, taken as a whole; or

(n) except as would reasonably be expected to have, individually or in the aggregate, a Kirkland Material Adverse Effect, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by Kirkland in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made.

Mutual Covenants

Each of Kirkland and Detour has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

(a) use commercially reasonable efforts to complete the Arrangement, including by (i) obtaining all Regulatory Approvals; (ii) effecting or causing to be effected all necessary registrations, filings and submission of information required by Governmental Authorities; (iii) opposing, lifting or rescinding any injunction or restraining order against it or other order, decrees, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) cooperating with the other Party in connection with the performance of its obligation under the Arrangement Agreement;

(b) use commercially reasonable efforts not to take any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c) promptly notify the other Party of: (i) any material communications from any person alleging the consent of such person (or another person) is or may be required in connection with the Arrangement; (ii) any communications from any Governmental Authority in connection with the

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Arrangement; and (iii) any litigation threatened or commenced against or otherwise affect such Party or any of its subsidiaries that is related to the Arrangement; and

(d) use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

Regulatory Approvals

Each of Kirkland and Detour has agreed to make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and to use commercially reasonable efforts to obtain all required Regulatory Approvals and to cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party.

Each of Kirkland and Detour has agreed to use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority, to permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals and to keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals.

Each of Kirkland and Detour has agreed not to enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to delay the obtaining of Regulatory Approvals. To the extent that Investment Canada Act Approval is required, in exercising its commercially reasonable efforts to obtain such approval, Kirkland has agreed, if required by the Minister or his delegates, to submit, negotiate and agree to undertakings under the Investment Canada Act that are commercially reasonable and customary for transactions of this nature.

Employment Matters

Detour has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to and to cause its subsidiary to: (a) cause all directors of Detour and its subsidiary to provide resignations from directorship effective as at the Effective Time; (b) enter into mutual releases with each such director of all claims against the other, excluding those claims specified in the Arrangement Agreement; and (c) enter into separation agreements with each of the officers of Detour identified in the Detour Disclosure Letter.

Kirkland has covenanted to Detour that it will cause Detour and its subsidiary to honour and comply with the terms of all of the severance payment obligations of Detour or its subsidiary under their existing employment, consulting, change of control and severance agreements.

Insurance and Indemnification

Detour has agreed to purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance, and Kirkland has agreed to, or to cause Detour and its subsidiary to, maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the costs of such policies will not exceed 300% of the current annual premium for policies currently maintained by Detour or its subsidiary.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

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(a) cooperation between Kirkland and Detour in connection with public announcements and Kirkland Shareholder or Detour Shareholder, as applicable, communications;

(b) cooperation between Kirkland and Detour in the preparation and filing of this Circular and the Detour Circular;

(c) the use of commercially reasonable efforts by each of, and cooperation between, Kirkland and Detour, to obtain all necessary waivers, consents and approvals required to be obtained by Kirkland and Detour from other third parties in order to complete the Arrangement;

(d) other than as specified in the Arrangement Agreement, the use of commercially reasonable efforts by Detour to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as Kirkland may reasonably request prior to the Effective Date;

(e) the use of commercially reasonable efforts by each of Kirkland and Detour to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to it challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

(f) Detour providing Kirkland with notice of receipt of any communication from any Detour Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Detour Shareholder of Dissent Rights;

(g) the use of commercially reasonable efforts by Kirkland to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to the satisfaction by Kirkland of customary listing conditions of the TSX and the NYSE;

(h) the allotment and reservation by Kirkland of a sufficient number of Kirkland Shares to meet Kirkland’s obligations under the Arrangement Agreement;

(i) the use of commercially reasonable efforts by both Kirkland and Detour to ensure that the Consideration Shares and the Replacement Options issued pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from, or in transactions not subject to, applicable state securities laws; and

(j) access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep information exchanged confidential.

Non-Solicitation Covenants

Each of Kirkland and Detour has agreed not to, directly or indirectly, including through its subsidiaries or its Representatives:

(a) make, initiate, solicit, or knowingly encourage or facilitate any inquiry, proposal or offer with respect to a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, as applicable, or that could reasonably be expected to constitute or lead to Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable;

(b) participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, any person (other than the other Party and its subsidiaries) regarding a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, as applicable, or any inquiry, proposal or

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offer that could reasonably be expected to constitute or lead to a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, as applicable;

(c) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Detour Acquisition Proposal or any Kirkland Acquisition Proposal, as applicable, or remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Detour Acquisition Proposal or any Kirkland Acquisition Proposal, as applicable (it being understood that publicly taking no position or a neutral position with respect thereto for a period of no more than five Business Days after such proposal has been publicly announced is deemed not to constitute a violation of the Arrangement Agreement); provided that the Detour Board or the Kirkland Board, as applicable, has rejected such Detour Acquisition Proposal or Kirkland Acquisition Proposal, respectively, and affirmed the Detour Board Recommendation or the Kirkland Board Recommendation, respectively, before the end of such five Business Day period (or in the event that the Detour Meeting or Kirkland Meeting, as applicable, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the applicable meeting);

(d) make a Detour Change of Recommendation or a Kirkland Change of Recommendation, as applicable; or

(e) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Detour Acquisition Proposal (a “Detour Acquisition Agreement”) or any Kirkland Acquisition Proposal (a “Kirkland Acquisition Agreement”), as applicable.

Each of Detour and Kirkland has agreed to, and to cause its subsidiaries and Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion, negotiation or other activities with any person (other than the other Party, its subsidiaries and their respective Representatives) with respect to any Detour Acquisition Proposal or any Kirkland Acquisition Proposal, as applicable, or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, as applicable.

Each of Detour and Kirkland agreed to immediately discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the other Party and its Representatives), in the case of Kirkland subject to certain exceptions as set out in the Arrangement Agreement. Detour has agreed to request and use its commercially reasonable efforts to ensure the return or destruction of all confidential information regarding Detour or its subsidiary previously provided in connection therewith to any person (other than Kirkland and its Representatives). In addition, each of Detour and Kirkland must enforce all confidentiality, standstill, non-disclosure or similar agreement, restrictions of covenants to which it or its subsidiaries is party.

If at any time prior to Detour obtaining the Detour Shareholder Approval or Kirkland obtaining the Kirkland Shareholder Approval, as applicable, Detour receives a bona fide written Detour Acquisition Proposal or Kirkland receives a bona fide written Kirkland Acquisition Proposal, respectively, from any person that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and the Detour Board or Kirkland Board, as applicable, determines in good faith (disregarding any financing or due diligence or access condition), after consultation with its financial advisors and outside legal counsel that such Detour Acquisition Proposal or Kirkland Acquisition Proposal, respectively, would, if consummated in accordance with its terms, constitute or could reasonably constitutes or lead to a Detour Superior Proposal or Kirkland Superior Proposal, respectively, and subject to compliance with the non-solicitation provisions of the Arrangement Agreement, then Detour or Kirkland, as applicable, and its Representatives may (a) furnish or provide access to or disclosure of information to such person pursuant to an Acceptable Detour

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Confidentiality Agreement or an Acceptable Kirkland Confidentiality Agreement, as applicable, if and only if (i) Detour or Kirkland, as applicable, provides a copy of such agreement to the other Party promptly upon its execution and (ii) Detour or Kirkland, as applicable, promptly provides to the other Party any non-public information concerning Detour or Kirkland, as applicable, that is provided to such person which was not previously provided to the other Party or its Representatives, and (b) engage in or participate in any discussions or negotiations regarding such Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable.

Each of Detour and Kirkland must promptly (and, in any event, within 24 hours) notify the other Party of any Detour Acquisition Proposal or any Kirkland Acquisition Proposal, as applicable, any inquiry that could reasonably be expected to constitute or lead to a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, as applicable, or any request for non-public information relating to, or access to the properties, books or records of, Detour or Kirkland, as applicable, in connection with a Detour Acquisition Proposal or a Kirkland Acquisition Proposal, respectively. Detour and Kirkland have each covenanted to keep the other Party promptly and fully informed of the status, material developments and details of any such inquiry, request or Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable, including any material changes, modifications or other amendments thereto.

If at any time prior to Detour Meeting or Kirkland Meeting, as applicable, Detour receives a Detour Acquisition Proposal that constitutes a Detour Superior Proposal or Kirkland receives a Kirkland Acquisition Proposal that constitutes a Kirkland Superior Proposal, respectively, the Detour Board or the Kirkland Board, respectively, may (a) make a Detour Change of Recommendation or Kirkland Change of Recommendation, respectively, or (b) enter into any Detour Acquisition Agreement with respect to such Detour Superior Proposal or Kirkland Acquisition Agreement with respect to such Kirkland Superior Proposal, respectively, but only if:

(a) Detour or Kirkland, as applicable, has given written notice to the other Party (a “Superior Proposal Notice”) that it has received such Detour Superior Proposal or such Kirkland Superior Proposal, respectively, and that the Detour Board or the Kirkland Board, respectively, has determined that (i) such Detour Acquisition Proposal constitutes a Detour Superior Proposal or such Kirkland Acquisition Proposal constitutes a Kirkland Superior Proposal, respectively, and (ii) the Detour Board or the Kirkland Board, as applicable, intends to (A) make a Detour Change of Recommendation or a Kirkland Change of Recommendation, as applicable, or (B) enter into a Detour Acquisition Agreement with respect to such Detour Superior Proposal or a Kirkland Acquisition Agreement with respect to such Kirkland Superior Proposal, respectively, together with a summary of the material terms thereof, and, if applicable, a written notice from the Detour Board or the Kirkland Board, respectively, regarding the value or range of values in financial terms that the Detour Board or the Kirkland Board, respectively, has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Detour Superior Proposal or the Kirkland Superior Proposal, as applicable;

(b) a period of five full Business Days (the “Superior Proposal Notice Period”) will have elapsed from the later of (i) the date that the other Party received the Superior Proposal Notice, and (ii) the date on which the other Party received the summary of material terms and copies of any proposed Detour Acquisition Agreement or Kirkland Acquisition Agreement, as applicable;

(c) Detour or Kirkland, as applicable, has complied with and continues to be in compliance in all material respects with the non-solicitation and right to match provisions of the Arrangement Agreement;

(d) after the Superior Proposal Notice Period, the Detour Board or the Kirkland Board, as applicable, has determined in good faith, (i) after consultation with its financial advisors and outside legal

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counsel, that the Detour Acquisition Proposal remains a Detour Superior Proposal or the Kirkland Acquisition Proposal remains a Kirkland Superior Proposal, respectively (if applicable, as compared to the Arrangement as proposed to be amended by the other Party), and (ii) after consultation with its outside legal counsel, that the failure to make a Detour Change of Recommendation or a Kirkland Change of Recommendation, as applicable, or to cause Detour or Kirkland, as applicable, to terminate the Arrangement Agreement to enter into a Detour Acquisition Agreement with respect to such Detour Superior Proposal or a Kirkland Acquisition Agreement with respect to such Kirkland Superior Proposal, as applicable, would be inconsistent with the fiduciary duties of the Detour Board or the Kirkland Board, respectively; and

(e) prior to or concurrently with entering into a Detour Acquisition Agreement with respect to such Detour Superior Proposal or a Kirkland Acquisition Agreement with respect to such Kirkland Superior Proposal, as applicable, Detour or Kirkland, respectively, terminates the Arrangement Agreement and pays the Detour Termination Fee or the Kirkland Termination Fee, respectively.

During a Superior Proposal Notice Period, the other Party has the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement in order for such Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable, to cease to be a Detour Superior Proposal or Kirkland Superior Proposal, respectively. If the Detour Board or the Kirkland Board, as applicable, determines that such Detour Acquisition Proposal would cease to be a Detour Superior Proposal or that such Kirkland Acquisition Proposal would cease to be a Kirkland Superior Proposal, respectively, as a result of the amendments proposed by the other Party, the Parties will amend the terms of the Arrangement Agreement and the Arrangement to reflect such offer made by the other Party. Each successive amendment to any Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable, will constitute a new Detour Acquisition Proposal or Kirkland Acquisition Proposal, respectively, for the purposes of the Arrangement Agreement, and the other Party will be afforded an additional Superior Proposal Notice Period in connection therewith.

The Detour Board must reaffirm the Detour Board Recommendation and the Kirkland Board must reaffirm the Kirkland Board Recommendation, as applicable, by news release promptly after (a) the Detour Board or the Kirkland Board, as applicable, has determined that any Detour Acquisition Proposal is not a Detour Superior Proposal or any Kirkland Acquisition Proposal is not a Kirkland Superior Proposal, respectively, if the Detour Acquisition Proposal or the Kirkland Acquisition Proposal, as applicable, has been publicly announced or made; or (b) the Detour Board or the Kirkland Board, as applicable, makes the determination that a Detour Acquisition Proposal that has been publicly announced or made and which previously constituted a Detour Superior Proposal has ceased to be a Detour Superior Proposal or a Kirkland Acquisition Proposal that has been publicly announced or made and which previously constituted a Kirkland Superior Proposal has ceased to be a Kirkland Superior Proposal, respectively, and the Parties have so amended the terms of the Arrangement Agreement and the Arrangement.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

The respective obligations of Kirkland and Detour to complete the Arrangement are subject to the satisfaction of the following conditions on or before the Effective Date, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of Kirkland and Detour:

(a) the Arrangement Resolution has been approved by the Detour Shareholders at the Detour Meeting in accordance with the Interim Order and applicable Laws;

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(b) the Kirkland Shareholder Resolution has been approved by the Kirkland Shareholders at the Kirkland Meeting in accordance with applicable Laws;

(c) each of the Interim Order and Final Order have been obtained in form and substance satisfactory to each of Detour and Kirkland, each acting reasonably, and have not been set aside or modified in any manner unacceptable to either Detour or Kirkland, each acting reasonably, on appeal or otherwise;

(d) the necessary conditional approvals of the TSX and the NYSE have been obtained, including in respect of the listing and posting for trading of the Consideration Shares thereon;

(e) the Canadian Competition Approval has been obtained and be in full force and effect and not modified;

(f) if Kirkland and Detour agree, acting reasonably, that Investment Canada Act Approval is required, the Investment Canada Act Approval has been obtained and is in full force and effect and not modified;

(g) no Law has been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding has otherwise been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(h) the Consideration Shares and Replacement Options are exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(i) the Arrangement Agreement has not been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Detour

The obligation of Detour to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Detour and which may be waived by Detour at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Detour may have:

(a) Kirkland will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of Kirkland in the Arrangement Agreement regarding (a) organization and qualification, authority relative to the Arrangement Agreement and no Kirkland Material Adverse Effect, will be true and correct as of the Effective Date as if made on and as of such date, (b) capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), and (c) all other representations and warranties of Kirkland in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Kirkland Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Kirkland Material Adverse Effect;

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(c) Kirkland will have complied with its obligations to pay the Consideration and the Depositary will have confirmed receipt of the Consideration Shares subject to the customary existing conditions; and

(d) Detour will have received a certificate from a senior officer of Kirkland dated the Effective Date, certifying that the conditions set out in (a) and (b) above have been satisfied.

Conditions Precedent to the Obligations of Kirkland

The obligation of Kirkland to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Kirkland and which may be waived by Kirkland at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Kirkland may have:

(a) Detour will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of Detour in the Arrangement Agreement regarding (a) organization and qualification, authority relative to the Arrangement Agreement and no Detour Material Adverse Effect, will be true and correct as of the Effective Date as if made on and as of such date, (b) capitalization will be true and correct (other than de minimis inaccuracies) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), and (c) all other representations and warranties of Detour in the Arrangement Agreement will be true and correct (disregarding for this purpose all materiality or Detour Material Adverse Effect qualifications contained in the Arrangement Agreement with respect to such representations and warranties) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Detour Material Adverse Effect;

(c) Detour Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Detour Shareholders representing not more than 10% of the Detour Shares then outstanding);

(d) there will not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any imposition of limitations on the ability of Kirkland to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Detour Shares, including the right to vote such Detour Shares; and

(e) Kirkland will have received a certificate from a senior officer of Detour dated the Effective Date, certifying that the conditions set out in (a) and (b) above have been satisfied.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, including:

(a) by mutual written agreement of Kirkland and Detour;

(b) by Kirkland or Detour, if

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(i) the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(ii) if the Detour Meeting is held and the Arrangement Resolution is not approved by the Detour Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate the Arrangement Agreement will not be available to (A) any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure, and (B) Kirkland until following the Kirkland Meeting;

(iii) if the Kirkland Meeting is held and the Kirkland Shareholder Resolution is not approved by the Kirkland Shareholders in accordance with applicable Laws, except that the right to terminate the Arrangement Agreement will not be available to (A) any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure, and (B) Detour until following the Detour Meeting; or

(iv) after the date of the Arrangement Agreement, if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate the Arrangement Agreement will not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Arrangement;

(c) by Kirkland, if

(i) the Detour Board or any committee thereof makes a Detour Change of Recommendation;

(ii) at any time prior to the approval of the Kirkland Shareholder Resolution by Kirkland Shareholders, the Kirkland Board authorizes Kirkland to enter into a Kirkland Acquisition Agreement with respect to a Kirkland Superior Proposal, provided that concurrently with such termination, Kirkland pays the Kirkland Termination Fee;

(iii) Detour breaches its non-solicitation covenants in the Arrangement Agreement;

(iv) subject to compliance with the notice and cure provisions in the Arrangement Agreement, Detour breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Kirkland not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Kirkland is not then in breach of the Arrangement Agreement; or

(v) a Detour Material Adverse Effect has occurred and is continuing; and

(d) by Detour, if

(i) the Kirkland Board or any committee thereof makes a Kirkland Change of Recommendation;

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

(ii) at any time prior to the approval of the Arrangement Resolution by Detour Shareholders, the Detour Board authorizes Detour to enter into a Detour Acquisition Agreement with respect to a Detour Superior Proposal, provided that concurrently with such termination, Detour pays the Detour Termination Fee;

(iii) Kirkland breaches its non-solicitation covenants in the Arrangement Agreement;

(iv) subject to compliance with the notice and cure provisions in the Arrangement Agreement, Kirkland breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Detour not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Detour is not then in breach of the Arrangement Agreement; or

(v) a Kirkland Material Adverse Effect has occurred and is continuing.

Termination Fee Payable by Detour

Kirkland is entitled to be paid the Detour Termination Fee upon the occurrence of any of the following events:

(a) the Arrangement Agreement is terminated: (i) by either Party, if the Effective Time has not occurred on or before the Outside Date or if the Detour Meeting is held and Detour Shareholder Approval is not received; (ii) by Kirkland, if Detour is in breach of its representations, warranties, covenants or agreements contained in the Arrangement Agreement; or (iii) by Detour, if the Kirkland Meeting is held and Kirkland Shareholder Approval is not received, provided that at the time of such termination by Detour, Kirkland was entitled to terminate the Arrangement Agreement as a result of the Arrangement Resolution not being approved by the Detour Shareholders at the Detour Meeting, but only if in these termination events both (A) prior to such termination, a Detour Acquisition Proposal has been made or proposed publicly prior to the Detour Meeting and has not been withdrawn at least five Business Days prior to the Detour Meeting; and (B) Detour has either (1) completed any Detour Acquisition Proposal within 12 months after the Arrangement Agreement is terminated or (2) entered into a Detour Acquisition Agreement in respect of any Detour Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, which Detour Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this paragraph, all references to “20%” in the definition of Detour Acquisition Proposal will be changed to “50%”;

(b) the Arrangement Agreement is terminated by Kirkland due to a Detour Change of Recommendation;

(c) the Arrangement Agreement is terminated by Detour at any time prior to receipt of Detour Shareholder Approval as a result of the Detour Board authorizing Detour to enter into a Detour Acquisition Agreement with respect to a Detour Superior Proposal;

(d) the Arrangement Agreement is terminated by Kirkland due to Detour breaching its non-solicitation covenants in the Arrangement Agreement; or

(e) the Arrangement Agreement is terminated by either Kirkland or Detour if the Detour Meeting is held and the Arrangement Resolution is not approved by the Detour Shareholders, provided that at

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

the time of such termination, Kirkland was entitled to terminate the Arrangement Agreement due to a Detour Change of Recommendation.

Termination Fee Payable by Kirkland

Detour is entitled to be paid the Kirkland Termination Fee upon the occurrence of any of the following events:

(a) the Arrangement Agreement is terminated: (i) by either Party, if the Effective Time has not occurred on or before the Outside Date or if the Kirkland Meeting is held and Kirkland Shareholder Approval is not received; (ii) by Detour, if Kirkland is in breach of its representations, warranties, covenants or agreements contained in the Arrangement Agreement; or (iii) by Kirkland, if the Detour Meeting is held and the Detour Shareholder Approval is not received, provided that at the time of such termination by Kirkland, Detour was entitled to terminate the Arrangement Agreement as a result of the Kirkland Shareholder Resolution not being approved by the Kirkland Shareholders at the Kirkland Meeting, but only if in these termination events both (A) prior to such termination, a Kirkland Acquisition Proposal has been made or proposed publicly prior to the Kirkland Meeting and has not been withdrawn at least five Business Days prior to the Kirkland Meeting; and (B) Kirkland has either (1) completed a Specified Kirkland Acquisition Proposal within 12 months after the Arrangement Agreement is terminated or (2) entered into a Kirkland Acquisition Agreement in respect of a Specified Kirkland Acquisition Proposal within 12 months after the Arrangement Agreement is terminated, which Specified Kirkland Acquisition Proposal is subsequently completed (whether before or after the expiry of such 12-month period), provided, however, that for the purposes of this paragraph, all references to “20%” in the definition of Kirkland Acquisition Proposal and Specified Kirkland Acquisition Proposal will be changed to “50%”;

(b) the Arrangement Agreement is terminated by Detour due to a Kirkland Change of Recommendation;

(c) the Arrangement Agreement is terminated by Kirkland at any time prior to the receipt of Detour Shareholder Approval as a result of the Kirkland Board authorizing Kirkland to enter into a Kirkland Acquisition Agreement with respect to a Kirkland Superior Proposal;

(d) the Arrangement Agreement is terminated by Detour due to Kirkland breaching its non-solicitation covenants in the Arrangement Agreement; or

(e) the Arrangement Agreement is terminated by either Kirkland or Detour if the Kirkland Meeting is held and the Kirkland Shareholder Resolution is not approved by the Kirkland Shareholders, provided that at the time of such termination, Detour was entitled to terminate the Arrangement Agreement due to a Kirkland Change of Recommendation.

Expense Reimbursement

In the event that either Kirkland or Detour terminates the Arrangement Agreement as a result of the Arrangement Resolution not being approved by the Detour Shareholders at the Detour Meeting, and provided that the Kirkland Shareholder Resolution has been approved by the Kirkland Shareholders at the Kirkland Meeting, Detour must reimburse Kirkland in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum of $5 million (the “Detour Expenses Reimbursement”).

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

In the event that either Kirkland or Detour terminates the Arrangement Agreement as a result of the Kirkland Shareholder Resolution not being approved by the Kirkland Shareholders at the Kirkland Meeting, and provided that the Arrangement Resolution has been approved by the Detour Shareholders at the Detour Meeting, Kirkland must reimburse Detour in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement to a maximum of $5 million (the “Kirkland Expenses Reimbursement”).

Amendments

Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Detour Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, further notice to or authorization on the part of the Detour Shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation, term or provision contained in, or in any document delivered pursuant to, the Arrangement Agreement; or

(c) waive compliance with or modify any of the conditions precedent or any of the covenants in the Arrangement Agreement or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Detour Shareholders under the Arrangement without their approval at the Detour Meeting or, following the Detour Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

The Voting Agreements

The following summarizes material provisions of the Voting Agreements. This summary may not contain all information about the Voting Agreements that is important to Kirkland Shareholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Voting Agreements and not by this summary or any other information contained in this Circular. Kirkland Shareholders are urged to read the forms of Voting Agreement carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the forms of Voting Agreements, which have been filed by Kirkland on its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Pursuant to the Arrangement Agreement, Detour agreed to deliver the Detour Support Agreements from each of the Supporting Detour Shareholders and Kirkland agreed to delivery the Kirkland Support Agreements from each of the Supporting Kirkland Shareholders. On November 24, 2019, (i) each of the Supporting Detour Shareholders entered into a Detour Support Agreement with Kirkland; and (ii) each of the Supporting Kirkland Shareholders entered into a Kirkland Support Agreement with Detour. As of December 19, 2019, the Supporting Detour Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 64,550 Detour Shares, 115,135 Detour RSUs, 157,802 Detour PSUs and 164,164 Detour Options, representing approximately 0.04% of the outstanding Detour Shares on a non-diluted basis and approximately 0.13% of the outstanding Detour Shares on a partially- diluted basis, assuming the exercise or vesting of their Detour RSUs, Detour PSUs and Detour Options. As of December 19, 2019, the Supporting Kirkland Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 109,689 Kirkland Shares, 10,002 Kirkland Options,

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

198,759 Kirkland RSUs and 198,759 Kirkland PSUs, representing approximately 0.05% of the outstanding Kirkland Shares on a non-diluted basis and approximately 0.30% of the outstanding Kirkland Shares on a partially-diluted basis, assuming the exercise or vesting of their Kirkland Options, Kirkland RSUs and Kirkland PSUs.

The Voting Agreements set forth, among other things, the agreement of the Locked-up Shareholders to (i) vote all of their securities entitled to vote in favour of the approval of Arrangement Resolution or the Kirkland Shareholder Resolution, as applicable, and any other matter necessary for the consummation of the Arrangement, (ii) vote all of their securities entitled to vote against any Detour Acquisition Proposal or Kirkland Acquisition Proposal, as applicable, and/or any matter that could reasonably be expected to delay, prevent, impeded or frustrate the successful completion of the Arrangement; (iii) revoke any and all previous proxies granted or VIFs or other voting documents delivered that may conflict or be inconsistent with the Voting Agreements; and (iv) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any relevant securities to any person, other than pursuant to the Arrangement Agreement or, in the case of Supporting Kirkland Shareholders, with respect to the sale of Kirkland Shares issued upon the vesting of the Kirkland PSUs and Kirkland RSUs that vest as of December 31, 2019. Supporting Detour Shareholders also agreed pursuant to the Detour Support Agreements not to exercise any Dissent Rights or rights of appraisal in connection with the Arrangement.

Notwithstanding the above, pursuant to the Voting Agreements, Kirkland and Detour, as applicable, have agreed and acknowledged that each of the Supporting Detour Shareholders and Supporting Kirkland Shareholders, as applicable, are bound to their respective Voting Agreements solely in their capacity as a shareholder of Detour or Kirkland, as applicable, and not in their capacity as directors and/or officers of Detour or Kirkland, as applicable, and that nothing in the Voting Agreements limits or restricts any Supporting Detour Shareholders or Supporting Kirkland Shareholders, as applicable, from properly fulfilling their fiduciary duties as a director or officer of Detour or Kirkland, as applicable.

The Voting Agreements may terminate upon the earliest of: (i) mutual written agreement; (ii) the termination of the Arrangement Agreement in accordance with its terms; or (iii) any representation or warranty of any party not being true and correct in all material respects or any party not complying with its covenants contained in the applicable Voting Agreements, in all material respects.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT

Information Concerning Kirkland

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high- quality exploration projects.

The production profile of Kirkland is anchored by two high-grade, low-cost operations including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the State of Victoria, Australia. In addition, Kirkland owns the Holt Mine and the Taylor Mine which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo Gold Mine located in the Northern Territory, Australia.

Additional information with respect to the business and affairs of Kirkland is attached to this Circular as “Appendix C – Information Concerning Kirkland”.

Information Concerning Detour

Detour is a mid-tier Canadian-based gold mining company engaged in the acquisition, exploration, development and operation of precious metal mineral properties. Detour has a 100% interest in the Detour Lake Mine, a long-life, large-scale, open-pit operation located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane. Detour continues to focus on improving the performance of the Detour Lake Mine and on organic growth by exploring and developing its large Detour Lake property, which consists of a contiguous block of mining claims and leases totaling approximately 646 km2 in the District of Cochrane.

Additional information with respect to the business and affairs of Detour is attached to this Circular as “Appendix B – Information Concerning Detour”.

Information Concerning Kirkland Following Completion of the Arrangement

On completion of the Arrangement, Kirkland will directly own all of the outstanding Detour Shares and Detour will be a wholly-owned subsidiary of Kirkland. Following completion of the Arrangement, existing Kirkland Shareholders and Detour Shareholders are expected to own approximately 73% and 27% of Kirkland, respectively, in each case based on the number of securities of Kirkland and Detour issued and outstanding on November 24, 2019. Upon completion of the Arrangement, Kirkland’s material mineral properties will include the Fosterville Mine, the Macassa Mine and the Detour Lake Mine.

Additional information with respect to the business and affairs of Kirkland following the Arrangement is attached to this Circular as “Appendix D – Information Concerning Kirkland Following Completion of the Arrangement”.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

OTHER INFORMATION

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Circular or the documents incorporated by reference herein, since January 1, 2018, no informed person or anyone associated or affiliated with any of them, has or had any material interest, direct or indirect, in any transaction since the beginning of Kirkland’s most recently completed financial year or proposed transaction which has materially affected or would materially affect Kirkland or any of its respective subsidiaries or affiliates.

Interests of Certain Persons in Matters to be Acted upon

Other than as disclosed in this Circular, none of Kirkland, Kirkland’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Kirkland Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Auditors

The auditor of both Kirkland and Detour is KPMG LLP.

Interests of Experts

The Kirkland Annual Financial Statements incorporated by reference in this Circular, and the effectiveness of Kirkland’s internal control over financial reporting as of December 31, 2018 have been audited by KPMG LLP, as stated in their reports which are also incorporated herein by reference. KPMG LLP is independent with respect to Kirkland within the meaning of U.S. federal Laws and applicable rules and regulations of the SEC and the PCAOB.

The Detour Annual Financial Statements incorporated by reference in this Circular have been audited by KPMG LLP, as stated in their report which is also incorporated herein by reference. KPMG LLP is independent with respect to Detour within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

RBC Capital Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically the RBC Fairness Opinion. See “The Arrangement – RBC Fairness Opinion”. Except for the fees to be paid to RBC Capital Markets, a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Kirkland, none of the financial advisors, the directors, officers, employees and partners, as applicable, beneficially owns, directly or indirectly, 1% or more of the outstanding securities of Kirkland or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Kirkland or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Kirkland or any associate or affiliate thereof.

Troy Fuller, MAIG and Ion Hann, FAusIMM have acted as Qualified Persons on the Fosterville Report and have reviewed and approved the information related to the Fosterville Mine contained in this Circular, or incorporated by reference herein. Each of the aforementioned persons is an employee of Kirkland.

Mariana Pinheiro Harvey, P.Eng., Robert Glover, P.Geo., William Tai, P.Eng. and Ben Harwood, P.Geo. have acted as Qualified Persons on the Macassa Report and have reviewed and approved the information related to the Macassa Mine contained in this Circular, or incorporated by reference herein. Each of the aforementioned persons is an employee of Kirkland.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

Except as otherwise provided in this Circular, all other scientific and technical information of Kirkland in this Circular, or incorporated by reference in “Appendix C – Information Concerning Kirkland” attached to this Circular, has been reviewed and approved by Natasha Vaz, Vice President, Technical Services of Kirkland who is a Qualified Person under NI 43-101.

All scientific and technical information of Detour under the heading “Additional Mineral Reserve Information” in “Appendix B – Information Concerning Detour” attached to this Circular has been reviewed and approved by David Londono, Mine General Manager of Detour, who is a Qualified Person under NI 43-101.

As at the date hereof, Troy Fuller, MAIG, Ion Hann, FAusIMM, Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo., William Tai, P. Eng., Ben Harwood, P. Geo., Natasha Vaz and David Londono collectively hold less than 1% of the outstanding securities of Kirkland or any of its associates or affiliates.

If you have any questions please contact Kingsdale at 1.877.659.1821 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Please visit www.klgold.com/DetourAcquisition for additional information.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Kirkland Board.

DATED this 20th day of December, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
OF KIRKLAND LAKE GOLD LTD.

“Jeffrey Parr”
Jeffrey Parr
Chairman of the Board

CONSENT OF RBC CAPITAL MARKETS

To:	The Board of Directors of Kirkland Lake Gold Ltd.

We refer to the full text of the written fairness opinion dated as of November 24, 2019 (the “RBC Fairness Opinion”), which we prepared for the benefit and use of the board of directors of Kirkland Lake Gold Ltd. (“Kirkland”), in connection with the arrangement involving Kirkland and Detour Gold Corporation (as described in Kirkland’s management information circular dated December 20, 2019 (the “Circular”)).

We hereby consent to the inclusion of the full text of the RBC Fairness Opinion as “Appendix E – RBC Fairness Opinion” attached to this Circular, and reference to our firm name and the RBC Fairness Opinion in the Circular.

Our fairness opinion was given as of November 24, 2019 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Kirkland may or will be entitled to rely upon the RBC Fairness Opinion.

(Signed) “RBC Dominion Securities Inc.”

Toronto, Ontario, Canada

December 20, 2019

APPENDIX A

KIRKLAND SHAREHOLDER RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A. Kirkland Lake Gold Ltd. (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding common shares of Detour Gold Corporation (“Detour”) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the “Plan of Arrangement”) in accordance with the arrangement agreement dated November 24, 2019 between the Company and Detour (as it may be amended, modified or supplemented, the “Arrangement Agreement”), as more particularly described in the management information circular of the Company dated December 20, 2019, including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Detour and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement.

B. Notwithstanding that this resolution has been passed by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

C. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

APPENDIX B

INFORMATION CONCERNING DETOUR

The following information concerning Detour should be read in conjunction with the documents incorporated by reference into this “Appendix B – Information Concerning Detour”.

Overview

Detour was incorporated on July 19, 2006 as 6600964 Canada Inc. pursuant to the Canada Business Corporations Act. Pursuant to articles of amendment filed on August 21, 2006, 6600964 Canada Inc. changed its name to Detour Gold Corporation and removed its private company restrictions. Pursuant to a certificate of amalgamation dated January 1, 2013, Detour amalgamated with its wholly-owned subsidiary 8224706 Canada Ltd. (formerly, 1507749 Alberta Ltd. which continued under the Canada Business Corporations Act on August 28, 2012). Pursuant to a certificate of amalgamation dated January 1, 2014, Detour amalgamated with its wholly-owned subsidiary, Trade Winds Ventures Inc. Detour’s registered and head office is located at Commerce Court West, 199 Bay Street, Suite 4100, Toronto, Ontario, M5L 1E2.

Detour is a mid-tier Canadian-based gold mining company engaged in the acquisition, exploration, development and operation of precious metal mineral properties. Detour has a 100% interest in the Detour Lake Mine, a long-life, large-scale, open-pit operation located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane. Detour continues to focus on improving the performance of the Detour Lake Mine and on organic growth by exploring and developing its large Detour Lake property, which consists of a contiguous block of mining claims and leases totaling approximately 646 km2 in the District of Cochrane.

For further information regarding Detour, its subsidiary and their respective business activities, including Detour’s inter-corporate relationships and organizational structure, see the Detour AIF which is incorporated by reference in this Circular.

Recent Developments

On April 1, 2019, Detour announced the appointment of Michael (Mick) McMullen as Chief Executive Officer and director of Detour effective May 1, 2019.

On May 21, 2019, Detour announced the appointment of Jaco Crouse to the position of Chief Financial Officer of Detour, effective June 24, 2019.

On June 6, 2019, Detour announced the voting results on the matters submitted to shareholders at Detour’s annual and special meeting of Detour Shareholders held on June 5, 2019. In addition, Detour reported that Detour Shareholders voted in favour of the Detour PSU/RSU Plan, the Detour Option Plan, and the advisory vote on executive compensation.

On June 17, 2019, Detour announced the appointment of Patrice Merrin as Chair of the Detour Board, effective immediately.

On June 24, 2019, Detour announced that Frazer Bourchier, Chief Operating Officer of Detour, and Laurie Gaborit, Vice President Investor Relations of Detour, had both resigned from their positions, effective June 30, 2019.

On September 25, 2019, Detour announced that it had entered into a third amendment and restatement of its existing credit agreement, to provide for a new US$400 million senior secured revolving credit facility, with an accordion option allowing Detour to increase the size of the facility, subject to customary terms and conditions, by another US$100 million to a total amount of US$500 million (the “Detour Credit Facility”), which would be used for financial assurance and general corporate purposes.

Material Property

AIF

Detour’s currently operates the Detour Lake Mine in northeastern Ontario. See the Detour AIF, which is incorporated into this Circular by reference, for a description of the Detour Lake Mine.

Additional Mineral Reserve Information

Detour’s 15.4 million ounces of attributable gold Mineral Reserves as of December 31, 2018 comprises Proven Mineral Reserves of 3.4 million ounces (85.2 million tonnes at an average grade of 1.24 grams per tonne) and Probable Mineral Reserves of 12.1 million ounces (413.2 million tonnes at an average grade of 0.91 grams per tonne).

Notes:

(1) Detour Mineral Reserve statement is classified in accordance with the CIM Definition Standards in accordance with the requirements of NI 43-101. Mineral Reserve estimates reflect Detour’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(2) Mineral Reserves were estimated using a gold price of US$1,000/oz and mineral resources were estimated using a gold price of US$1,200/oz at a $US/CAD$ exchange rate of 1.10.

(3) Mineral Reserves were based on a cut-off grade of 0.50 g/t Au.

(4) LG Fines (sourced from material grading 0.40-0.50 g/t Au) classified as Measured and Indicated were reported as Probable Mineral Reserves and included in the mine plan. LG Fines, reported above, also included 1.7 Mt averaging 0.45 g/t Au.

(5) Totals may not add due to rounding.

Description of Share Capital

Detour’s share capital consists of one class of shares, namely Detour Shares without par value.

Common Shares

The holders of Detour Shares are entitled to one vote per Detour Share held. There have been no changes in the classification of Detour Shares (reclassifications, consolidations, reverse splits or the like). Detour Shareholders are entitled to receive such dividends in any financial year as the Detour Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Detour, whether voluntary or involuntary, holders of Detour Shares are entitled to receive the remaining property and assets of Detour. All Detour Shares currently issued and outstanding are fully paid and non-assessable.

Price Range and Trading Volume

The Detour Shares are listed and posted for trading on the TSX under the trading symbol “DGC”. The following table sets forth the price range for and trading volume of the Detour Shares as reported by the TSX for the 12-month period prior to the date of this Circular.

	Toronto Stock Exchange
	High	Low
	($)	($)	Volume
2018
December	$11.63	$ 9.55	18,062,560
2019
January	$13.27	$11.25	14,290,101
February	$14.59	$12.35	12,572,347
March	$13.73	$12.06	20,620,409
April	$12.94	$11.22	10,955,944
May	$12.87	$11.58	13,751,763
June	$16.74	$12.78	18,097,992
July	$21.30	$16.04	23,743,414
August	$25.45	$19.83	22,172,732
September	$24.84	$18.93	23,235,412
October	$21.93	$19.27	16,408,040
November	$24.75	$18.30	33,508,228
December 1 – December 19, 2019	$25.70	$23.75	19,827,413

On November 22, 2019, the last trading day on which the Detour Shares traded prior to announcement of the Arrangement, the closing price of the Detour Shares on the TSX was $22.21. On December 19, 2019, the closing price of the Detour Shares on the TSX was $24.34.

Prior Sales

During the 12 months ending December 19, 2019, Detour issued Detour Shares pursuant to the exercise of outstanding Detour Options. The following table sets forth information in respect of issuances of Detour Shares and securities that are convertible or exchangeable into Detour Shares, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Type of Security	Number	Price
18-Jan-2019	Detour Shares	25,981	$11.32
18-Jan-2019	Detour Shares	33,334	$11.53
25-Jan-2019	Detour Shares	15,664	$11.53
31-Jan-2019	Detour Shares	39,562	$11.32
01-Feb-2019	Detour Shares	70,000	$11.32
01-Feb-2019	Detour Shares	17,832	$11.53
12-Feb-2019	Detour Shares	10,000	$11.53
21-Feb-2019	Detour Shares	95,613	$11.89
21-Feb-2019	Detour Shares	1,494	$11.32
21-Feb-2019	Detour Shares	45,915	$11.53
22-Feb-2019	Detour Shares	6,435	$11.04
05-Mar-2019	Detour Shares	10,000	$11.53
08-Mar-2019	Detour Shares	23,496	$11.53
12-Mar-2019	Detour Shares	23,496	$11.53
13-Mar-2019	Detour Shares	1,992	$11.32
13-Mar-2019	Detour Shares	23,496	$11.53
14-Mar-2019	Detour Shares	75,000	$11.53
15-Mar-2019	Detour Shares	15,000	$11.53
19-Mar-2019	Detour Shares	20,000	$11.53
27-Mar-2019	Detour Shares	2,200	$11.32
28-Mar-2019	Detour Shares	1,500	$8.57
10-Apr-2019	Detour Shares	1,176	$11.32
30-Apr-2019	Detour Shares	10,000	$11.32

Date	Type of Security	Number	Price
01-May-2019	Detour Shares	5,976	$11.32
09-May-2019	Detour Shares	1,900	$11.32
10-May-2019	Detour Shares	23,001	$11.32
13-May-2019	Detour Shares	60,918	$11.32
14-May-2019	Detour Shares	31,397	$11.32
15-May-2019	Detour Shares	37,522	$11.32
22-May-2019	Detour Shares	1,000	$8.57
28-May-2019	Detour Shares	16,666	$11.04
04-Jun-2019	Detour Shares	6,167	$8.57
11-Jun-2019	Detour Shares	16,666	$11.89
17-Jun-2019	Detour Shares	5,000	$8.57
20-Jun-2019	Detour Shares	13,000	$9.84
21-Jun-2019	Detour Shares	22,434	$13.00
24-Jun-2019	Detour Shares	7,924	$13.00
26-Jun-2019	Detour Shares	7,924	$13.00
26-Jun-2019	Detour Shares	10,000	$11.89
26-Jun-2019	Detour Shares	3,000	$8.57
27-Jun-2019	Detour Shares	20,000	$13.16
27-Jun-2019	Detour Shares	19,316	$11.89
27-Jun-2019	Detour Shares	5,000	$8.57
27-Jun-2019	Detour Shares	16,000	$9.84
28-Jun-2019	Detour Shares	3,000	$8.57
28-Jun-2019	Detour Shares	17,334	$9.84
28-Jun-2019	Detour Shares	30,992	$12.12
28-Jun-2019	Detour Shares	5,000	$15.44
02-Jul-2019	Detour Shares	5,283	$13.00
02-Jul-2019	Detour Shares	5,424	$12.12
03-Jul-2019	Detour Shares	3,000	$8.57
11-Jul-2019	Detour Shares	33,334	$13.00
11-Jul-2019	Detour Shares	4,897	$12.12
11-Jul-2019	Detour Shares	3,334	$15.44
12-Jul-2019	Detour Shares	15,000	$15.44
17-Jul-2019	Detour Shares	19,316	$11.89
18-Jul-2019	Detour Shares	5,000	$15.44
19-Jul-2019	Detour Shares	3,943	$16.84
19-Jul-2019	Detour Shares	4,346	$15.44
22-Jul-2019	Detour Shares	15,000	$16.84
23-Jul-2019	Detour Shares	15,972	$16.84
23-Jul-2019	Detour Shares	19,040	$11.89
23-Jul-2019	Detour Shares	96,417	$12.12
23-Jul-2019	Detour Shares	16,667	$9.67
23-Jul-2019	Detour Shares	26,111	$15.44
25-Jul-2019	Detour Shares	17,562	$12.12
26-Jul-2019	Detour Shares	2,000	$16.84
31-Jul-2019	Detour Shares	15,000	$15.44
02-Aug-2019	Detour Shares	10,014	$16.84
02-Aug-2019	Detour Shares	8,148	$15.44
06-Aug-2019	Detour Shares	15,000	$16.84
06-Aug-2019	Detour Shares	4,000	$13.00
06-Aug-2019	Detour Shares	46,884	$11.89
07-Aug-2019	Detour Shares	150,000	$14.16
07-Aug-2019	Detour Shares	6,666	$13.00

Date	Type of Security	Number	Price
07-Aug-2019	Detour Shares	9,800	$16.84
07-Aug-2019	Detour Shares	5,500	$8.57
07-Aug-2019	Detour Shares	100,000	$14.68
07-Aug-2019	Detour Shares	18,951	$15.44
07-Aug-2019	Detour Shares	49,006	$13.04
09-Aug-2019	Detour Shares	7,500	$16.84
09-Aug-2019	Detour Shares	3,974	$11.89
09-Aug-2019	Detour Shares	4,000	$8.57
09-Aug-2019	Detour Shares	50,000	$14.68
09-Aug-2019	Detour Shares	2,500	$15.44
13-Aug-2019	Detour Shares	3,000	$8.57
14-Aug-2019	Detour Shares	59,799	$15.44
16-Aug-2019	Detour Shares	3,484	$16.84
16-Aug-2019	Detour Shares	7,450	$11.89
16-Aug-2019	Detour Shares	4,000	$8.57
16-Aug-2019	Detour Shares	5,165	$12.12
16-Aug-2019	Detour Shares	3,598	$15.44
19-Aug-2019	Detour Shares	4,141	$16.84
19-Aug-2019	Detour Shares	9,206	$13.00
19-Aug-2019	Detour Shares	4,190	$15.44
22-Aug-2019	Detour Shares	5,000	$16.84
22-Aug-2019	Detour Shares	9,000	$14.33
22-Aug-2019	Detour Shares	10,000	$11.89
22-Aug-2019	Detour Shares	6,000	$8.57
23-Aug-2019	Detour Shares	5,000	$11.89
26-Aug-2019	Detour Shares	10,000	$16.84
26-Aug-2019	Detour Shares	2,500	$15.44
27-Aug-2019	Detour Shares	14,786	$16.84
27-Aug-2019	Detour Shares	13,667	$14.33
27-Aug-2019	Detour Shares	8,940	$11.89
27-Aug-2019	Detour Shares	7,253	$15.44
27-Aug-2019	Detour Shares	15,433	$13.04
29-Aug-2019	Detour Shares	10,000	$16.84
05-Sep-2019	Detour Shares	11,142	$16.84
26-Sep-2019	Detour Shares	10,000	$11.89
21-Nov-2019	Detour Shares	15,000	$16.84
21-Nov-2019	Detour Shares	11,821	$11.89
21-Nov-2019	Detour Shares	4,633	$12.12
25-Nov-2019	Detour Shares	10,000	$11.89
29-Nov-2019	Detour Shares	10,000	$16.84
02-Dec-2019	Detour Shares	5,000	$11.89
02-Dec-2019	Detour Shares	25,000	$15.44
03-Dec-2019	Detour Shares	14,934	$16.84
04-Dec-2019	Detour Shares	10,000	$15.44
09-Dec-2019	Detour Shares	6,000	$16.84
13-Dec-2019	Detour Shares	1,500	$14.33
13-Dec-2019	Detour Shares	6,042	$15.44
16-Dec-2019	Detour Shares	2,500	$14.33
17-Dec-2019	Detour Shares	83,170	$16.84
17-Dec-2019	Detour Shares	23,000	$15.44

Dividend Policy

Detour has not paid dividends on Detour Shares since its incorporation.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of Detour since September 30, 2019. As at the close of business on December 19, 2019, there were 177,640,693 Detour Shares issued and outstanding on a non-diluted basis and 178,234,442 Detour Shares on a fully-diluted basis (assuming that all of the outstanding Detour Options, Detour RSUs and Detour PSUs were converted as of the date of this Circular).

Risk Factors

Whether or not the Arrangement is completed, Detour will continue to face many risk factors that it currently faces with respect to its business and affairs. An investment in the Detour Shares or other securities of Detour is subject to certain risks, which may differ or be in addition to the risks applicable to an investment in Kirkland. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Detour AIF and the risk factors discussed throughout the Detour Annual MD&A and Detour Interim MD&A, all of which are incorporated by reference in this Circular and filed with the Canadian Securities Authorities and available under Detour’s profile on SEDAR at www.sedar.com, as well as the risk factors set forth elsewhere in this Circular.

Legal Proceedings and Regulatory Actions

From time to time Detour becomes involved in legal or administrative proceedings and regulatory actions in the normal conduct of its business. Detour’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. Detour does not believe that these matters in aggregate will have a material effect on its consolidated financial position or results of operations.

Auditors, Registrar and Transfer Agent

The auditors of Detour are KPMG LLP, Chartered Professional Accountants.

Detour’s registrar and transfer agent is Computershare Investor Services Inc., at its office at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

Documents Incorporated by Reference

Information in respect of Detour has been incorporated by reference in this Circular from documents filed with the Canadian Securities Authorities. Copies of the documents incorporated herein by reference may be obtained on request without charge from Detour’s General Counsel and Corporate Secretary at Commerce Court West, 199 Bay Street, Suite 4100, Toronto, Ontario M5L 1E2, by calling 1.416.304.0800, or by email request to cdeluca@detourgold.com. In addition, copies of the documents incorporated herein by reference may be obtained through Detour’s profile on SEDAR at www.sedar.com.

The following documents of Detour, filed with the Canadian Securities Authorities, are specifically incorporated by reference into and form an integral part of this Circular:

(a) the Detour AIF;

(b) the Detour Annual Financial Statements and the report of its independent auditing firm thereon;

(c) the Detour Annual MD&A;

(d) the Detour Interim Financial Statements;

(e) the Detour Interim MD&A;

(f) the management information circular of Detour dated May 3, 2019 relating to the annual and special meeting of Detour Shareholders held on June 5, 2019;

(g) the material change report dated April 5, 2019 relating to the appointment of Michael McMullen as Detour’s chief executive officer and director; and

(h) the material change report dated November 27, 2019 in respect of the Arrangement and the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus of NI 44- 101 (excluding confidential material change reports), if filed by Detour with the Canadian Securities Authorities subsequent to the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of applicable Canadian Securities Laws, shall be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in any document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

APPENDIX C

INFORMATION CONCERNING KIRKLAND

The following information concerning Kirkland should be read in conjunction with the documents incorporated by reference into this “Appendix C – Information Concerning Kirkland” and the information concerning Kirkland appearing elsewhere in this Circular.

Overview

Newmarket Gold Inc. (one of the predecessors to Kirkland) (“Old Newmarket”) was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Newmarket transitioned to the Business Corporations Act (British Columbia) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.” On July 7, 2015, Old Newmarket was continued under the OBCA. On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. pursuant to a plan of arrangement under the OBCA to create an amalgamated entity which was also named Newmarket Gold Inc. (the most recent predecessor of Kirkland). On November 30, 2016, Kirkland combined with Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) pursuant to a plan of arrangement under the CBCA, as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of Kirkland and Kirkland changed its name from “Newmarket Gold Inc.” to “Kirkland Lake Gold Ltd.”

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high- quality exploration projects. The production profile of Kirkland is anchored by two high-grade, low cost operations including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the State of Victoria, Australia. In addition, Kirkland owns the Holt mine (the “Holt Mine”) and the Taylor mine (the “Taylor Mine”) which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo gold mine located in the Northern Territory, Australia (the “Cosmo Gold Mine”). Kirkland has a strong foundation of quality, low-cost gold production, with its mines producing a total of 723,701 ounces in 2018, at an average operating cash costs per ounce sold of US$362 and AISC per ounce sold of US$685. Kirkland is targeting significantly higher levels of production with its future annual production guidance including 950,000 – 1,000,000 ounces in 2019 and 950,000 - 1,000,000 ounces in 2020. Kirkland is dedicated to continued growth in high-margin, low-cost production and mine life through the ongoing conversion of Mineral Resources to Mineral Reserves and the identification of new Mineral Resources through a strong commitment to exploration, while at the same time generating high levels of profitability and free cash flow. Kirkland also strives to enhance shareholder value through the direct return of capital to Kirkland Shareholders, through its quarterly dividend, as well as through common share repurchases, when appropriate. Kirkland pursues its business plans through a disciplined approach focused on profitable operations, while also maintaining the high standards that Kirkland’s core values represent.

Kirkland’s registered and head office is located at 3120 – 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

For further information regarding Kirkland, refer to its filings with the Canadian Securities Authorities which may be obtained through SEDAR at www.sedar.com or its filings with the SEC which are available on EDGAR at www.sec.gov.

For additional information relating to Kirkland following completion of the Arrangement and the risk factors relating to the Arrangement see “Appendix D – Information Concerning Kirkland Following Completion of the Arrangement” attached to this Circular and “Risk Factors”.

Recent Developments

On December 18, 2019, Kirkland announced its full-year guidance for 2020, which includes continued strong operating and financial results, with consolidated production targeted at 950,000 – 1,000,000 ounces and operating cash costs per ounce sold and all-in sustaining costs per ounce sold expected to average US$300 – US$330 and US$570 – US$630, respectively. Kirkland also announced three-year production guidance for the Macassa Mine and Fosterville Mine.

On December 17, 2019, Kirkland announced a quarterly dividend payment equal to US$0.06 per Kirkland Share to be paid on January 13, 2020 to Kirkland Shareholders of record as of the close of business on December 31, 2019. The US$0.06 per Kirkland Share payment is 50% higher than the previous quarterly dividend payment of US$0.04 per Kirkland Share, paid on October 11, 2019, and represents the 11th quarterly dividend payment made to Kirkland Shareholders following Kirkland’s adoption of a dividend policy in March 2017.

On November 6, 2019, Kirkland reported its financial and operating results for the three and nine month period ended September 30, 2019, the full details of which are provided in the Kirkland Interim Financial Statements and the Kirkland Interim MD&A, both of which are incorporated by reference in this Circular.

On October 9, 2019, Kirkland announced its preliminary production results for the third quarter ended September 30, 2019, including record production at the Fosterville Mine. In particular, it was noted that Kirkland produced 248,400 ounces for the three-month period and 694,873 ounces for the first nine months of 2019. It was noted that Kirkland was on track to meet its consolidated full year production guidance for 2019 of between 950,000 and 1,000,000 ounces of gold.

On September 26, 2019, Kirkland announced the appointment of Ms. Elizabeth Lewis-Gray to the Kirkland Board.

On September 16, 2019, Kirkland announced new drill results from underground exploration drilling at the Macassa Mine, including new high-grade intersections up to 175 m west of existing South Mine Complex Mineral Resources and within previously identified high-potential target areas along the Amalgamated Break.

On September 11, 2019, Kirkland announced a quarterly dividend equal to US$0.04 per Kirkland Share to be paid on October 11, 2019 to Kirkland Shareholders of record as of the close of business on September 30, 2019. In addition, Kirkland confirmed that it was being added to the S&P/TSX 60 Index effective prior to the open of trading on September 23, 2019.

On August 22, 2019, Kirkland announced that it had acquired 2 million units of Bonterra Resources Inc. (“Bonterra”) by way of a private placement financing at a price of $2.50 per unit for a total cash payment of $5 million. Each unit was comprised of one common share of Bonterra and one-half of one common share purchase warrant, with each full warrant entitling Kirkland to acquire one Bonterra common share at a price of $3.10 until August 20, 2021.

On July 19, 2019, Kirkland announced that as a result of a review by staff of the Ontario Securities Commission, Kirkland had filed an amended and restated technical report for the Macassa Mine. The amended Macassa Report addresses comments raised by the Ontario Securities Commission to include after-tax life of mine cash flow and net present value of the Macassa Mine (pre-tax information previously provided) related to the #4 Shaft project). There were no material differences between the original report filed April 1, 2019 and the amended Macassa Report and there were no differences with respect to the Mineral Reserve and Mineral Resource estimates or the recommendations and conclusions provided in the original report.

On July 10, 2019, Kirkland announced its preliminary production results for the second quarter ended June 30, 2019. In particular, it was noted that Kirkland produced 214,593 ounces for the three-month period and 446,472 ounces for the first half of 2019.

On May 27, 2019 Kirkland announced that it had received acceptance from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, Kirkland may purchase for cancellation up to 20,989,692 Kirkland Shares (representing 10% of the issued and outstanding Kirkland Shares in the public float as of May 22, 2019) over a 12-month period. Under the renewed NCIB, the maximum number of securities that Kirkland may purchase on a daily basis, other than block purchase exemptions, is 206,743 Kirkland Shares. As of December 19, 2019, Kirkland has repurchased 727,200 Kirkland Shares for a total of approximately $39.5 million under the NCIB.

On May 9, 2019, Kirkland announced the results of the annual and special meeting of Kirkland Shareholders, as well as the appointment of Mr. Jeffrey Parr as the Chairman of the Board.

On May 7, 2019 Kirkland announced a quarterly dividend equal to US$0.04 per Kirkland Share (formerly $0.04) to be paid on July 12, 2019 to Kirkland Shareholders of record as of the close of business on June 28, 2019.

On May 2, 2019 Kirkland reported new high-grade drill intersections from underground exploration drilling within the South Mine Complex at the Macassa Mine.

On April 5, 2019 Kirkland announced its preliminary production results for the first quarter ended March 30, 2019. In particular, it was noted that Kirkland produced 231,879 ounces during the quarter, representing an increase of 57% from 147,644 ounces in the first quarter of 2018. It was noted that the increase in production was driven by record quarterly production at both the Fosterville Mine and the Macassa Mine.

On April 1, 2019, Kirkland announced the filing of the Fosterville Report and the original technical report on the Macassa Mine.

Material Properties

Kirkland’s material mineral properties include the Fosterville Mine and the Macassa Mine. See the Kirkland AIF, which is incorporated into this Circular by reference, for a description of the Fosterville Mine and a summary of the Fosterville Report.

The Macassa Mine

The below summary is a direct extract and reproduction of the summary contained in the Macassa Report, without material modification or revision. All defined terms used in the summary have the meanings ascribed to them in the Macassa Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Macassa Report. The Macassa Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Macassa Report, which has been filed with the applicable regulatory authorities and is available under Kirkland’s SEDAR profile at www.sedar.com. The summary set forth below is qualified in its entirety with reference to the full text of the Macassa Report. The authors of the Macassa Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to the Macassa Mine.

Executive Summary

The Macassa Report has been prepared for Kirkland, the beneficial owner of the Macassa Mine. The Macassa Report provides the Mineral Resource and Mineral Reserve estimates for the Macassa Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period of January 1, 2018 to December 31, 2018.

The Macassa Mine is located in the Municipality of Kirkland Lake, Teck Township, District of Timiskaming, Ontario, Canada, at about 48°10’ N Latitude and 80°02’ W Longitude, approximately 600 km north of Toronto.

The Macassa Mine has had numerous owners since operations started in 1933. Operations have been continuous except for a brief period, when they were suspended in 1999 due to the depressed gold price and the mine was allowed to flood in 2000. Underground mining restarted in 2002. Kirkland holds title to 258 mining claims in Teck and Lebel Townships that covers 3,724 hectares. There are 188 patented claims, 11 crown leases and 59 staked claims.

Over the last 10 years, the Macassa Mine production has been predominately from two production areas: the South Mine Complex (SMC) and the Main Break (MB). Mining first started in the MB and ‘04 Break, and in reference to production areas, the terms 04’ Break and Main Break are currently used interchangeably at Macassa. The SMC, the most recent zone in terms of production history, located to the south of the MB and the ‘04 Break, reveals a different style of mineralization that includes wide sulphide systems instead of quartz vein mineralization as seen in the other zones. Tellurides appear to be more prevalent in the SMC (e.g., calaverite). Currently, the SMC accounts for approximately 80% of the Macassa Mine’s annual gold production.

The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Sub-province that forms part of the Superior Province in the Precambrian Shield. The Macassa deposit is hosted within the Timiskaming Group of rocks, which is approximately 3.2 km wide and stretches from Kenogami Lake (Ontario) to the Quebec border. Host rocks are predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs trending N65°E and dipping steeply to the south in the Kirkland Lake area. Gold mineralization occurs preferentially in the syenites. The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, form a complex, major structural feature that can be traced from Matachewan (west of Kirkland Lake) to Louvicourt (Quebec). It passes through, or near, current and historical mining areas, such as: Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt.

The Macassa Mine is hosted within a fault system located north of the main Kirkland Lake-Larder Lake Break, as individual fracture filled quartz veins from several centimetres to a few metres in thickness. Historical workings at Macassa indicate that gold was often associated with 1% to 3% pyrite and, sometimes, molybdenite or tellurides. Silver is found amalgamated with the gold and in tellurides. Pyrite and silicification does not always guarantee the presence of gold, but higher grade ore is almost always accompanied by increased percentages of pyrite and silica.

The Macassa Mine exploration program is directed at expanding the potential of the SMC zones along strike (to the eastern boundary of the property) and dip, and continuing to explore the Amalgamated Break Trend. Underground exploration plans for 2019 entail the utilization of seven to eight diamond drills for both exploration and definition drilling. Three of these drills are planned for underground exploration and one drill is planned for surface exploration.

Drillhole data is verified by professional geologists and consists of a wide variety of checks based upon the survey of drillhole collars and downhole surveys using north seeking gyro during the drilling of the holes. The drillhole trace is continually monitored by the geologists to ensure that the hole remains on track to intercept the target. Drillhole data is checked by the database analyst and the senior resource geologist prior to the generation of the mineral resource estimate. Errors or suspect data are checked and corrected, or else excluded from the resource estimate. A list of excluded holes is kept on file and includes reasons for exclusion and notes on whether specific mineralized zones or the entire hole should be excluded.

The updated mineral resource and mineral reserves, as of December 31, 2018, are presented in Summary Table 1-1 and Summary Table 1-2 below.

Summary Table 1-1: Macassa Resources (Exclusive of Reserves), Effective as at December 31, 2018

	Measured			Indicated			Measured + Indicated			Inferred
Location	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)		(g/t) (000's)
Main/'04 Break	265	16.0	137	747	16.6	399	1,013	16.4	536	195		96
South Mine Complex	188	21.9	132	587	16.7	315	775	17.9	447	415		232

Grand Totals	453	18.4	268	1,335	16.6	714	1,787	17.1	982	610		328

Notes:

(1) Mineral Resource estimates were prepared under the supervision of Qualified Persons, B. Harwood, P.Geo (Principal Resource Geologist, Canadian Operations) and R. Glover, P.Geo (Macassa Chief Geologist).

(2) Mineral Resource estimates were undertaken according to Kirkland’s policy for mineral reserve and resources.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Mineral Resources were estimated at a block cut-off grade of 8.57 g/t.

(5) Mineral Resources are estimated using a long-term gold price of CAD$1,635/oz.

(6) A minimum mining width of 2.13 m (7 ft) and minimum mining height of 2.74 m (9 ft) was applied.

(7) A bulk density of 2.74 t/m3 was used.

(8) Totals may not add exactly due to rounding.

(9) Polygonal estimates carried over from 2017 were removed for this resource update.

(10) CIM definitions (2014) were followed in the calculation of Mineral Resources.

Summary Table 1-2: Mineral Reserves at Macassa Mine, Effective as At December 31, 2018

Zone	Category	Tonnes (000's)	Grade (g/t)	Ounces (000's)

SMC	Proven	174	23.5	131
	Probable	2,418	22.6	1,753

MBZ	Proven	114	18.9	69
	Probable	481	19.0	294

Total	Proven	290	21.5	200
Total	Probable	2,900	22.0	2,050
TOTALS	Proven + Probable	3,190	21.9	2,250

Notes:

(1) CIM definitions (2014) were followed in the estimation of Mineral Reserves.

(2) Mineral Reserves estimates were prepared under the supervision of Qualified Person, Mariana P. Harvey, P.Eng.

(3) Mineral Reserves estimates were undertaken according to Kirkland’s Policy for Mineral Reserve and Resources.

(4) Cut-off grades were calculated for each stope, including the costs of: mining, milling, general and administration, royalties, capital expenditures and other modifying factors (e.g., dilution, mining extraction, mill recovery).

(5) Mineral Reserves were estimated using a long-term gold price of US$1,230/oz and a currency exchange of US$1.00=CAD$1.33, with a resulting price gold of CAD$1,635.90/oz.

(6) Totals may not add exactly due to rounding.

There are inherent uncertainties in the estimation of Mineral Reserves and Mineral Resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of Mineral Reserves and Mineral Resources and require a reassessment.

There are currently three active mining areas in Macassa Mine: Main Break (MB), Lower North (LN) and New South (NS). The areas LN and NS are both part of the SMC. Access to the mining areas is through the

#3 Shaft and connecting lateral development within the MB and SMC zones. The main mining methods include Underhand Cut and Fill (UCF), Long Hole (LH) stoping and Mechanized Overhand Cut and Fill (MCF). Paste fill is the main material used to backfill stopes, although unconsolidated rockfill is also used where possible. Material is hoisted to surface via #3 Shaft, which has an average capacity of 2,200 tpd.

Once the ore is hoisted to surface, it is then trucked to the crushing facilities. After crushing and grinding (95% passing, 45 microns), the ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system. The mill capacity is 2,000 tpd and average recovery is approximately 97%.

In 2018, Kirkland announced plans for the development of a new shaft, #4 Shaft, at the Macassa complex. The project is planned to be completed in two phases, with the Phase 1 project cost estimated as US$240 million and the Phase 2 cost estimated as US$80 million. The new shaft is an essential component in achieving Macassa Mine’s Life of Mine (LOM) plan. #4 Shaft will be circular, concrete lined and 21.5 ft in diameter. The shaft will have a main service cage, an auxiliary cage and two skips.

The construction of a new tailings facility is currently underway. The design of the North Tailings Storage Facility (NTSF) incorporates the construction of one large and several smaller dams; the project schedule was laid out in two phases. Phase 1 was completed in 2018, in which two dams were constructed to an elevation of 328 m. Phase 2 is scheduled to be finalized in 2019, and entails bringing both the 2018 dams and four others to an elevation of 332 m.

Existing plans after the commissioning of #4 Shaft include a material expansion of current production. The #4 Shaft Project will be funded internally, and the investment was chosen based on both objective financial analysis parameters as well as the subjectively derived operational needs focused on risk reduction. The primary reasoning for the #4 Shaft Project is as follows:

• The new shaft is expected to support a higher level of production and lower unit costs.

• The Net Present Value (NPV) of the project is expected to increase due to both the lower LOM operating costs as well as higher revenues gained earlier on in the project life.

• The new shaft will de-risk the operation, which currently relies on #3 Shaft for the hoisting of material to surface. #3 Shaft was developed in an unfavourable orientation in regard to principle stresses and has previously been exposed to damaging seismicity primarily due to the stope mining sequence nearby. Though the risk is being effectively managed through sound ground control practices, the addition of a new shaft in a favourable location and orientation will eliminate the risk of lost production and mine access from the possibility of #3 Shaft being damaged from seismic activity.

• Current ventilation inflow underground is constrained by the area of the existing #3 Shaft. The commissioning of the new shaft will allow for substantially higher inflow of air underground, improving the ventilation and general working conditions in the mine.

• The new shaft will support more effective exploration towards the east of the South Mine Complex.

The Life of Mine after-tax cash flows total $1.6B (undiscounted) with a corresponding after-tax NPV of $1.2B at a 5% discount rate. A sensitivity analysis was performed on the financial model presented, and results indicate that the price of gold and grade have the greatest impact on NPV, with the operating costs and the capital costs having less fluctuation as the variation to the base is increased/decreased. All scenarios presented displayed a positive NPV despite variations, indicating a robust plan with a high after-tax profit margin.

The 2016 Arrangement between Old Kirkland and Old Newmarket provided additional opportunities to further develop the property, supported by an increase in capital expenditures. In the current gold price environment, the operation is expected to continue to generate significant free cash flows.

Main opportunities at the Macassa Mine are as follows:

• SMC mineralization remains open to the east, west and at depth. Diamond drilling continues to return high grade mineralization. In order to support the drilling requirements, the exploration drifts and associated drill bays must remain high priority development headings at the mine.

• Exploration development towards 3000 Level, east of #2 Shaft, that is designed to explore the ‘04 Break and Main Break could create the opportunity to reintroduce some of the historical mineral resources back into the global resource estimate.

• #4 Shaft is scheduled to be completed in the second quarter of 2022 (Phase 1) with a designed production (hoisting) rate of 4,400 short tons per day. Re-evaluating the resource cut-off grade economics using lower operating costs after the commissioning of the new shaft will likely be favourable to increasing mineral resources.

• In 2017, the operation transitioned from modified polygonal mineral resource estimates to block modelling. This transition is expected to optimize grade interpolation, determination of high grade capping levels, and aid with mine/mill reconciliation process. These processes continue to evolve.

• Improvements to the material handling process are likely to result in favourable impact on the mine operating costs.

• Upgrade of the ventilation system through either increased airflow or temperature reduction will have a favourable impact on the work environment temperature.

• Ongoing paste filling operations involve the delivery of paste using boreholes from surface to underground, into which cement trucks dump the paste in batches. Current plans are in progress to replace this process with continuous pouring directly from the pastefill plant, eliminating the need for cement trucks and speeding up cycle times underground.

• Extension of the life of tailings facilities will be possible through the commission of the thickened tails plant.

• In 2018, Macassa has started to implement tele-remote mucking in selected areas, leading to a decrease in cycle times and added process efficiencies. Along with continuing to expand the tele- remote implementation, Macassa Mine is also exploring further improvement opportunities by combining equipment automation (trucks) with tele-remote. When successfully implemented this process will enable material handling and movement in between shifts.

Main risks that could be present at the operation are as follows:

• Without the allocation of sufficient funding for exploration drilling and development, it would be difficult for future exploration programs to replenish depleted mineral resources and reserves.

• Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase in the cut-off grade and decrease the level of mineral resources and mineral reserves.

• Mechanical breakdown of critical equipment (hoist, conveyance, mill, etc.) or infrastructure could decrease or halt the production throughput at the mine.

• Production throughput relies on completing development activities as per the mining plan schedule. Lower development productivity than planned would likely affect the production profile of the current mining plan.

• #3 Shaft is currently the sole production shaft capable of moving materials to surface. The shaft is located in a seismically active area due to the historical mining and the active muck pass system in the MBZ located nearby. Damage to the #3 Shaft would directly impact production until the #4 Shaft is commissioned.

∙ The advancement of Battery Electric Vehicle technology is still in its early stages. There are inherent risks as the technology continues to evolve.

The following recommendations are provided:

• Continue exploration drilling to test for the easterly and westerly strike extension of the South Mine Complex mineralization employing underground diamond drills on the 5300 Level.

• Complete technical studies to increase the airflow and reduce the work environment temperature and humidity.

• Technical work should be undertaken to assess infrastructure requirements for the continuous mining of the Macassa deposit.

• The application of Large Ore Deposit Exploration (LODE) program to assess camp scale opportunities.

• Related to the point above, interrogation of the newly created lithological model and the mine drillhole database as an exploration tool to assess future targeting opportunities.

• Sub-domaining of high grade areas, as well as refinement of caps to improve the model grade estimates as compared to production results.

• Continue to examine the Amalgamated Kirkland Break for mineralization potential. Numerous mineralized intercepts were intersected at variable depths which require follow-up.

• Assess mineral potential to the east and along the Main Break below the 5800 Level and to the east into Kirkland Minerals and Tech Hughes properties.

• Look at a refinery expansion and addition of certain components in the process plant to accommodate the planned increase in throughput.

• There is an opportunity to improve the turnaround times for the assaying of underground samples through the establishment of a centralized assay lab.

In the opinion of the Qualified Persons, the Mineral Resource and Mineral Reserve estimates truly reflect the mineralization that is currently known and were completed in accordance with the requirements of NI 43-101.

Description of Share Capital

Kirkland is authorized to issue an unlimited number of Kirkland Shares and an unlimited number of preferred shares (“Preferred Shares”). The Kirkland Shares are listed and posted for trading on the TSX under the symbol “KL”, the NYSE under the symbol “KL” and the ASX under the symbol “KLA”. There were 209,822,819 Kirkland Shares outstanding at the close of business on December 31, 2018, and 209,624,480 Kirkland Shares outstanding at the close of business on December 19, 2019. There are no Preferred Shares outstanding.

Kirkland Shares

Holders of Kirkland Shares are entitled to receive notice of any meetings of Kirkland Shareholders, to attend and to cast one vote per Kirkland Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Kirkland Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Kirkland Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Kirkland are entitled to receive on a pro-rata basis the net assets of Kirkland after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Kirkland Shares with respect to dividends or liquidation. The Kirkland Shares do not carry any cumulative voting, pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

Kirkland may issue Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Kirkland Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in Kirkland’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Kirkland Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Kirkland, or any other distribution of the assets of Kirkland among its shareholders for the purpose of winding up its affairs. Except required by law or unless provision is made in Kirkland’s articles, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Kirkland. The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares.

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Kirkland Shares on the TSX, the NYSE and the ASX, respectively, for the 12-month period prior to the date of this Circular.

TSX

Month	High	Low	Volume
	($)	($)

December 2018	35.64	28.03	21,370,611

January 2019	42.27	32.81	15,341,719

February 2019	48.30	40.84	17,380,900

March 2019	48.48	40.58	20,367,671

April 2019	44.51	38.80	16,680,428

May 2019	47.43	41.25	37,139,896

June 2019	57.99	46.84	27,798,322

July 2019	61.77	52.56	18,087,447

August 2019	67.87	53.60	18,369,291

September 2019	67.57	56.16	30,537,476

October 2019	64.19	56.53	18,400,761

November 2019	66.21	50.21	29,224,406

December 1-19, 2019	56.91	53.01	17,528,328

NYSE

Month	High	Low	Volume
	(US$)	(US$)

December 2018	26.47	21.29	25,510,161

January 2019	32.17	24.69	21,339,738

February 2019	36.74	31.20	26,314,615

March 2019	36.6151	30.375	32,000,459

April 2019	33.37	29.15	24,949,690

May 2019	35.20	30.57	34,955,486

June 2019	44.04	34.7036	37,266,714

July 2019	47.21	40.05	30,677,721

August 2019	51.03	40.50	35,550,771

September 2019	51.08	42.29	33,685,886

October 2019	48.1732	43.15	23,665,610

November 2019	49.78	37.75	39,497,113

December 1-19 2019	43.15	39.94	21,868,547

ASX

Month	High	Low	Volume
	(A$)	(A$)

December 2018	37.72	28.02	32,516

January 2019	44.99	35.00	30,749

February 2019	52.49	43.99	553,242

March 2019	52.00	41.00	89,594

April 2019	48.50	41.07	105,098

May 2019	51.25	44.80	234,530

June 2019	66.00	49.49	46,693

July 2019	68.00	59.25	100,522

August 2019	75.21	61.32	160,842

September 2019	81.00	62.70	83,968

October 2019	71.10	63.00	131,544

November 2019	71.94	56.87	393,024

December 1-19, 2019	64.00	59.00	30,575

The closing price of the Kirkland Shares on the TSX, the NYSE and the ASX on November 22, 2019, the last trading day prior to the announcement of Kirkland’s intention to acquire Detour, was $63.32, US$47.62 and A$71.23, respectively.

The closing price of the Kirkland Shares on the TSX, the NYSE and the ASX on December 19, 2019 was $54.56, US$41.59 and A$61.40, respectively.

Prior Sales

The following table sets forth information in respect of issuances of Kirkland Shares and securities that are convertible or exchangeable into Kirkland Shares during the 12-month period prior to the date of this Circular.

	Price per Kirkland
	Share or Exercise
	Price per Kirkland
	Option
Date of Issuance	($)	Number and Type of Security	Reason for Issuance

December 20, 2018	$3.42	5,435 Kirkland Shares	Exercise of Kirkland Options

January 1, 2019	N/A	119,384 Kirkland RSUs(1)	Award grant
January 1, 2019	N/A	107,381 Kirkland PSUs(2)	Award grant
January 1, 2019	N/A	19,973 Deferred Share Units(3)	Award grant
January 2, 2019	N/A	239,264 Kirkland Shares(4)	Vesting of Kirkland RSUs
			and Kirkland PSUs

January 4, 2019	N/A	18,630 Kirkland Shares(5)	Vesting of Kirkland RSUs
			and Kirkland PSUs

January 8, 2019	$5.61	88,336 Kirkland Shares	Exercise of Kirkland Options

January 18, 2019	$6.82	10,000 Kirkland Shares	Exercise of Kirkland Options

January 18, 2019	$2.98	9,000 Kirkland Shares	Exercise of Kirkland Options

February 4, 2019	$6.82	999 Kirkland Shares	Exercise of Kirkland Options

February 7, 2019	$5.72	11,778 Kirkland Shares	Exercise of Kirkland Options

February 28, 2019	$4.18	2,835 Kirkland Shares	Exercise of Kirkland Options

February 28, 2019	$3.42	435 Kirkland Shares	Exercise of Kirkland Options

March 12, 2019	$4.18	45,421 Kirkland Shares	Exercise of Kirkland Options

March 13, 2019	$6.82	2,499 Kirkland Shares	Exercise of Kirkland Options

March 29, 2019	$3.42	1,113 Kirkland Shares	Exercise of Kirkland Options

April 1, 2019	N/A	1351 Kirkland RSUs(1)	Award grant
April 1, 2019	N/A	1351 Kirkland PSUs(2)	Award grant
April 1, 2019	N/A	966 Deferred Share Units(3)	Award grant
April 17, 2019	$6.82	998 Kirkland Shares	Exercise of Kirkland Options

April 22, 2019	N/A	2,677 Kirkland RSUs(1)	Award grant
April 22, 2019	N/A	2,677 Kirkland PSUs(2)	Award grant
April 24, 2019	$6.82	999 Kirkland Shares	Exercise of Kirkland Options

May 13, 2019	$4.18	6,341 Kirkland Shares	Exercise of Kirkland Options

May 16, 2019	$5.84	150,002 Kirkland Shares	Exercise of Kirkland Options

May 29, 2019	$6.82	499 Kirkland Shares	Exercise of Kirkland Options

June 5, 2019	$4.95	120,400 Kirkland Shares	Exercise of Kirkland Options

	Price per Kirkland
	Share or Exercise
	Price per Kirkland
	Option
Date of Issuance	($)	Number and Type of Security	Reason for Issuance

June 5, 2019	$6.82	249 Kirkland Shares	Exercise of Kirkland Options

June 7, 2019	$4.95	9,602 Kirkland Shares	Exercise of Kirkland Options

June 18, 2019	$3.42	4,341 Kirkland Shares	Exercise of Kirkland Options

June 18, 2019	$6.82	749 Kirkland Shares	Exercise of Kirkland Options

June 18, 2019	$4.95	40,000 Kirkland Shares	Exercise of Kirkland Options

June 20, 2019	$6.82	499 Kirkland Shares	Exercise of Kirkland Options

July 1, 2019	N/A	278 Deferred Share Units(3)	Award grant
July 9, 2019	$6.82	999 Kirkland Shares	Exercise of Kirkland Options

September 16, 2019	$6.82	999 Kirkland Shares	Exercise of Kirkland Options

October 1, 2019	N/A	349 Kirkland RSUs(1)	Award grant
October 1, 2019	N/A	349 Kirkland PSUs(2)	Award grant
October 1, 2019	N/A	250 Deferred Share Units(3)	Award grant
October 17, 2019	$4.95	100,000 Kirkland Shares	Exercise of Kirkland Options

October 21, 2019	N/A	408 Deferred Share Units(3)	Award grant
October 22, 2019	$4.95	50,002 Kirkland Shares	Exercise of Kirkland Options

November 15, 2019	$5.39	9,060 Kirkland Shares	Exercise of Kirkland Options

November 15, 2019	$6.82	499 Kirkland Shares	Exercise of Kirkland Options

November 20, 2019	$4.18	2,113 Kirkland Shares	Exercise of Kirkland Options

Notes:

(1) Awards granted will vest and be payable based on the five-day VWAP of the Kirkland Shares on the TSX prior to December 31, 2021 and may be satisfied through the issuance of cash, Kirkland Shares or any combination thereof in accordance with the terms of the Kirkland Long-Term Incentive Plan.

(2) Performance is measured based on Kirkland’s total shareholder return compared to the S&P/TSX Global Gold Index with a payout factor ranging between Nil to 2.00 based on Kirkland’s percentile ranking for the performance period.

(3) Deferred share units are granted to non-executive directors on the date of separation from the Kirkland Board based on the five-day VWAP of the Kirkland Shares on the TSX prior to the date of separation and may be paid in cash, Kirkland Shares or any combination thereof.

(4) 239,264 Kirkland Shares were issued on January 2, 2019, following the vesting of 83,088 Kirkland RSUs and 156,176 Kirkland PSUs on December 31, 2018.

(5) 18,630 Kirkland Shares were issued on January 4, 2019, following the vesting of 6,210 Kirkland RSUs and 12,420 Kirkland PSUs on December 31, 2018.

Consolidated Capitalization

There has not been any material change to Kirkland’s share and loan capital since September 30, 2019, the date of Kirkland’s most recently filed financial statements.

Risk Factors

An investment in Kirkland Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risk Factors”, readers should consider carefully the risk factors described in the Kirkland AIF as well as the Kirkland Interim MD&A, each of which is incorporated by reference in this Circular.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Kirkland, at 3120 – 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 (telephone: 1.416.840.7884) and are also available electronically under Kirkland’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Kirkland’s filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Kirkland with the securities commissions or similar authorities in each of the provinces of Canada, except Quebec, and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) Kirkland AIF (but excluding the disclosure contained under the following heading of the Kirkland AIF: “Material Properties – the Macassa Mine”);

(b) Kirkland Annual Financial Statements;

(c) Kirkland Annual MD&A;

(d) Kirkland Interim Financial Statements;

(e) Kirkland Interim MD&A;

(f) Kirkland’s management information circular dated April 5, 2019 in respect of Kirkland’s annual and special meeting of Kirkland Shareholders held on May 7, 2019; and

(g) Kirkland’s material change report in connection with the announcement of the Arrangement dated November 27, 2019.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Kirkland with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Kirkland with, or furnished by Kirkland to, the SEC subsequent to the date of this Circular shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

APPENDIX D

INFORMATION CONCERNING KIRKLAND FOLLOWING

COMPLETION OF THE ARRANGEMENT

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “General Information – Forward-Looking Information”.

Overview

On completion of the Arrangement, Kirkland will directly own all of the outstanding Detour Shares and Detour will be a wholly-owned subsidiary of Kirkland. Following completion of the Arrangement, existing Kirkland Shareholders and Detour Shareholders are expected to own approximately 73% and 27% of Kirkland, respectively, based on the number of securities of Kirkland and Detour issued and outstanding as of November 24, 2019.

The corporate chart that follows sets forth Kirkland’s subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by Kirkland following completion of the Arrangement.

Except as otherwise described in this Appendix, the business of Kirkland following completion of the Arrangement and information relating to Kirkland following completion of the Arrangement will be that of Kirkland generally and as disclosed elsewhere in this Circular.

The head office of Kirkland following completion of the Arrangement will continue to be situated at 3120 – 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

Description of Mineral Properties

On completion of the Arrangement, Kirkland’s material mineral properties will include the Fosterville Mine, the Macassa Mine and the Detour Lake Mine.

Further information regarding the Fosterville Mine and the Macassa Mine can be found in the Kirkland AIF, which is incorporated by reference herein, and in “Appendix C – Information Concerning Kirkland” attached to this Circular, respectively. Further information regarding the Detour Lake Mine can be found in the Detour AIF, which is incorporated by reference herein and in “Appendix B – Information Concerning Detour” attached to this Circular.

Description of Share Capital

The authorized share capital of Kirkland following completion of the Arrangement will continue to be as described in “Appendix C – Information Concerning Kirkland” attached to this Circular and the rights and restrictions of the Kirkland Shares will remain unchanged.

The issued share capital of Kirkland will change as a result of the consummation of the Arrangement, to reflect the issuance of the Kirkland Shares contemplated in the Arrangement. Based on the outstanding securities of Detour as of December 19, 2019, Kirkland expects to issue a maximum of 77,407,217 Kirkland Shares in connection with the Arrangement. On completion of the Arrangement, assuming that the current number of Detour Shares and Kirkland Shares outstanding does not change from the respective dates of the information provided herein, it is expected that the total number of Kirkland Shares issued and outstanding will be 286,773,832, on a non-diluted basis. Up to a maximum of 1,750,365 Kirkland Shares will be issuable upon the exercise of outstanding convertible securities of Detour and Kirkland, including the Replacement Options to be issued pursuant to the Arrangement. On completion of the Arrangement, assuming that the current number of convertible securities of Detour and Kirkland does not change from the respective dates of the information provided herein, it is expected that the total number of Kirkland Shares issued and outstanding will be 288,524,197, on a fully-diluted basis.

See “Consolidated Capitalization” in “Appendix C – Information Concerning Kirkland” attached to this Circular.

Dividends

There are no restrictions on the ability of Kirkland to declare and pay dividends on the Kirkland Shares. During the year ended December 31, 2017, Kirkland paid a total of $4,182,726 in dividends to Kirkland Shareholders. During the year ended December 31, 2018, Kirkland paid a total of $21,069,588 in dividends to Kirkland Shareholders. Subsequent to the year ended December 31, 2018, Kirkland paid dividends of (i) $0.04 per Kirkland Share on January 11, 2019 to Kirkland Shareholders of record as of December 31, 2018, (ii) $0.04 per Kirkland Share on April 12, 2019 to Kirkland Shareholders of record as of March 29, 2019, (iii) US$0.04 per Kirkland Share on July 12, 2019 to Kirkland Shareholders of record as of June 28, 2019, and (iv) US$0.04 per Kirkland Share on October 11, 2019 to Kirkland Shareholders of record as of September 30, 2019. Each of these dividends was designated to be an eligible dividend for the purposes of the Tax Act.

The declaration and payment of future dividends will be at the discretion of the Kirkland Board and will be made based on Kirkland’s financial position and other factors relevant at the time. On November 6, 2019, Kirkland announced a US$0.02 per share increase to its quarterly dividend, including an anticipated dividend of US$0.06 per Kirkland Share to be paid in January 2020 to Kirkland Shareholders of record as of the close of business on December 31, 2019.

Repayment of Detour Debt

Upon closing of the Arrangement, Kirkland intends to repay the Detour Credit Facility. For additional information regarding Detour’s debt, see the Detour Annual Financial Statements, the Detour Annual MD&A, the Detour Interim Financial Statements and the Detour Interim MD&A, all of which are incorporated by reference into this Circular.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Kirkland giving effect to the Arrangement, see “Appendix F – Unaudited Pro Forma Financial Information” attached to this Circular.

Auditors, Transfer Agent and Registrar

The auditor of Kirkland following completion of the Arrangement will continue to be KPMG LLP and the transfer agent and registrar for the Kirkland Shares will continue to be TSX Trust at its principal office in Toronto, Ontario.

Risk Factors

The business and operations of Kirkland following completion of the Arrangement will continue to be subject to the risks currently faced by Kirkland and Detour, as well as certain risks unique to Kirkland following completion of the Arrangement, including those set out under the heading “Risk Factors”. Readers should also carefully consider the risk factors relating to Kirkland described in the Kirkland AIF and the Kirkland Interim MD&A and the risk factors relating to Detour described in the Detour AIF, each of which is incorporated by reference in this Circular.

APPENDIX E

RBC FAIRNESS OPINION

See attached.

November 24, 2019

The Board of Directors

Kirkland Lake Gold Ltd.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 3120

Toronto, Ontario M5J 2J1

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Kirkland Lake Gold Ltd. (“Kirkland Lake”) and Detour Gold Corporation (“Detour”) propose to enter into an agreement to be dated November 24, 2019 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act, pursuant to which Kirkland Lake will acquire all of the outstanding common shares of Detour (each a “Detour Share”) for consideration of 0.4343 of a common share of Kirkland Lake (each a “Kirkland Lake Share”) for each Detour Share. The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to holders of Kirkland Lake Shares (each a “Kirkland Lake Shareholder”) in connection with the Arrangement.

Kirkland Lake has retained RBC to provide advice and assistance to the board of directors of Kirkland Lake (the “Board”) in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the consideration to be paid by Kirkland Lake under the Arrangement from a financial point of view to Kirkland Lake (the “Fairness Opinion”). RBC has not prepared a valuation of Detour, Kirkland Lake or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

Kirkland Lake initially contacted RBC regarding a potential advisory assignment in October 2019, and RBC was formally engaged by Kirkland Lake through an agreement between Kirkland Lake and RBC (the “Engagement Agreement”) dated effective as of October 2, 2019. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Kirkland Lake in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by Kirkland Lake with the securities commissions or similar regulatory authorities in each of the provinces of Canada (other than Quebec).

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Kirkland Lake, Detour or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving Kirkland Lake, Detour or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between RBC, Kirkland Lake and Detour or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Kirkland Lake, Detour or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Detour in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Kirkland Lake, Detour or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Kirkland Lake, Detour or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft, dated November 24, 2019, of the Arrangement Agreement;

2. the most recent draft, dated November 24, 2019, of the voting and support agreements to be entered into by the directors and officers of Kirkland Lake and Detour;

3. audited financial statements of Kirkland Lake and Detour for each of the five years ended December 31, 2014, 2015, 2016, 2017 and 2018;

4. the unaudited interim reports of Kirkland Lake and Detour for each of the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

5. the Notices of Annual Meeting of Shareholders and Management Information Circulars of Kirkland Lake and Detour for each of the two years ended December 31, 2017 and 2018;

6. annual information forms of Kirkland Lake and Detour for each of the two years ended December 31, 2017 and 2018;

7. unaudited financial projections for Kirkland Lake prepared by management of Kirkland Lake for the years ending December 31, 2019 through December 31, 2051;

8. the internal management budget of Detour prepared by management of Detour for the years ending December 31, 2019 and 2020;

9. unaudited financial projections for Detour prepared by management of Detour for the years ending December 31, 2019 through December 31, 2050;

10. the technical due diligence report on the Detour Lake Mine prepared by Hard Rock Consulting, LLC, Kirkland Lake’s mining consultant, dated November 11, 2019;

RBC CAPITAL MARKETS

11. discussions with Hard Rock Consulting, LLC;

12. discussions with senior management of Kirkland Lake and Detour;

13. discussions with Kirkland Lake’s legal counsel;

14. public information relating to the business, operations, financial performance and stock trading history of Kirkland Lake, Detour and other selected public companies considered by us to be relevant;

15. public information with respect to other transactions of a comparable nature considered by us to be relevant;

16. public information regarding the gold mining industry;

17. representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of Kirkland Lake as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

18. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by Kirkland Lake to any information requested by RBC. RBC requested a certificate of representation from Detour; however, Detour declined to provide such a certificate.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of Kirkland Lake and Detour) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Kirkland Lake and Detour, and their consultants and advisors (collectively, the “Kirkland Lake Information” as it relates to Kirkland Lake and the “Detour Information” as it relates to Detour). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Kirkland Lake Information and Detour Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Kirkland Lake Information or Detour Information.

Senior officers of Kirkland Lake have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Kirkland Lake Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of Kirkland Lake or in writing by Kirkland Lake or any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date the Kirkland Lake Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not, at the date provided to RBC, and does not, at the date hereof, contain any untrue statement of a material fact, and did not, at the date provided to RBC, and does not, at the date hereof, omit to state any material fact necessary to make the Kirkland Lake Information, or any statement contained therein, not misleading in light of the circumstances under which the Kirkland Lake Information was provided to RBC; and that (ii) since the dates on which the Kirkland Lake Information was provided to RBC, there has been no material change or change in material facts, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Kirkland Lake or any of its subsidiaries and no material change in the Kirkland Lake Information or other material change or change in material facts, in each case, that might reasonably be material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

RBC CAPITAL MARKETS

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Kirkland Lake, Detour and their respective subsidiaries and affiliates, as they were reflected in the Kirkland Lake Information and Detour Information and as they have been represented to RBC in discussions with management of Kirkland Lake. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Kirkland Lake Shareholder as to whether to vote in favour of the issuance of Kirkland Lake Shares pursuant to the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration to be paid by Kirkland Lake under the Arrangement from a financial point of view to Kirkland Lake, RBC considered and relied upon the following: (i) a comparison of the consideration to the results of a net asset value analysis of Detour; (ii) a comparison of the multiples implied by the consideration to multiples of selected precedent transactions; and (iii) an analysis of the pro forma impact of the Arrangement on Kirkland Lake. RBC also reviewed trading multiples of publicly traded gold companies similar to Detour, but given that public trading values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be paid by Kirkland Lake under the Arrangement is fair from a financial point of view to Kirkland Lake.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX F

UNAUDITED PRO FORMA FINANCIAL INFORMATION

See attached.

KIRKLAND LAKE GOLD LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2018

	Kirkland Lake	Detour Gold	Pro Forma		Pro Forma
(in USD thousands)	Gold Ltd.	Corporation	Adjustments	Notes	Consolidated

Revenue	$915,911	$776,000			$1,691,911
Production costs	(267,432)	(457,700)	(12,884)	5a	(738,016)
Royalty expense	(26,418)	-			(26,418)
Depletion and depreciation	(133,718)	(172,600)	(23,721)	5b	(330,039)
Earnings from mine operations	488,343	145,700	(36,605)		597,438

General and administrative	(31,565)	(37,000)			(68,565)
Exploration & evaluation	(66,614)	(5,700)			(72,314)
Care and maintenance	(3,081)	-			(3,081)
Earnings from operations	387,083	103,000	(36,605)		453,478
Other income (loss), net	5,130	(400)			4,730
Finance income	5,714	2,300			8,014
Finance costs	(3,617)	(30,100)			(33,717)
Earnings before income taxes	394,310	74,800	(36,605)		432,505
Current income tax expense	(40,743)	-			(40,743)
Deferred tax (expense) recovery	(79,624)	(75,800)	11,494	5b	(143,930)
Net earnings (loss)	273,943	(1,000)	(25,111)		247,832

Other Comprehensive Income (Loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation to foreign operations	(112,347)	-			(112,347)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	(11,642)	-			(11,642)
Total other comprehensive income (loss)	(123,989)	-			(123,989)
Comprehensive income (loss)	$149,954	$(1,000)	$(25,111)		$123,843

Earnings per share data
Net income (loss)
Basic	$1.30				$0.86
Diluted	$1.29				$0.85
Weighted average shares outstanding:
Basic	210,692		77,407	5i	288,099
Diluted	212,623		77,407	5i	290,030

See accompanying notes to these pro forma consolidated financial statements.

KIRKLAND LAKE GOLD LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

	Kirkland Lake	Detour Gold	Pro Forma		Pro Forma
(in USD thousands)	Gold Ltd.	Corporation	Adjustments	Notes	Consolidated

Revenue	$967,609	$610,700			$1,578,309
Production costs	(209,865)	(342,900)			(552,765)
Royalty expense	(25,430)	-			(25,430)
Depletion and depreciation	(116,056)	(130,600)	(17,396)	5b	(264,052)
Earnings from mine operations	616,258	137,200	(17,396)		736,062

General and administrative	(34,789)	(23,000)			(57,789)
Exploration & evaluation	(24,133)	(2,800)			(26,933)
Care and maintenance	(952)	-			(952)
Impairment of long-term deposits	-	(20,300)			(20,300)
Earnings from operations	556,384	91,100	(17,396)		630,088
Other income (loss), net	6,349	(1,600)			4,749
Finance income	4,993	2,900			7,893
Finance costs	(1,586)	(26,900)			(28,486)
Earnings before income taxes	566,140	65,500	(17,396)		614,244
Current income tax expense	(127,158)	-			(127,158)
Deferred tax (expense) recovery	(48,037)	(23,200)	5,462	5b	(65,775)
Net earnings	390,945	42,300	(11,934)		421,311

Other Comprehensive Income (Loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation to foreign operations	(11,195)	-	-		(11,195)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	(3,184)	-	-		(3,184)
Total other comprehensive income (loss)	(14,379)	-	-		(14,379)
Comprehensive income	$376,566	$42,300	$(11,934)		$406,932

Earnings per share data:
Net earnings
Basic	$1.86				$1.47
Diluted	$1.85				$1.46
Weighted average shares outstanding:
Basic	210,155		77,407	5i	287,562
Diluted	211,730		77,407	5i	289,137

See accompanying notes to these pro forma consolidated financial statements.

KIRKLAND LAKE GOLD LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2019

(in USD thousands)
	Kirkland Lake	Detour Gold	Pro Forma		Pro Forma
	Gold Ltd.	Corporation	Adjustments	Notes	Consolidated

ASSETS
Current Assets
Cash and equivalents	$615,779	$144,200	$(73,201)	5c	$686,778
Accounts receivable	13,975	13,000			26,975
Inventories	40,560	89,800	12,884	5d	143,244
Other current assets	21,115	22,200			43,315
Total current assets	691,429	269,200	(60,317)		900,312

Non-current assets
Other long-term assets	153,400	15,400			168,800
Mining interests and plant and equipment	1,384,052	2,283,600	589,800	5e	4,257,452
Deferred tax assets	11,356	-	8,050	5c	19,406
Goodwill	-	-	802,678	5f	802,678
Total assets	$2,240,237	$2,568,200	$1,340,211		$6,148,648

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$156,450	$101,200			$257,650
Share based liabilities	7,224	8,600	(8,600)	5g	7,224
Lease obligations	10,940	1,900			12,840
Provisions	17,096	-			17,096
Other current liabilities	847	18,800			19,647
Income taxes payable	140,157	-			140,157
	332,714	130,500	(8,600)		454,614
Non-current liabilities
Debt	-	99,600			99,600
Lease obligations	7,213	10,200			17,413
Provisions	40,784	114,800			155,584
Deferred tax liabilities	250,359	185,200	178,854	5h	614,413
Other liabilities	-	3,400			3,400
Total liabilities	$631,070	$543,700	$170,254		$1,345,024

SHAREHOLDERS' EQUITY
Share capital	915,378	2,342,600	876,006	5i	4,133,984
Reserves	36,358	82,500	(82,500)	5j	36,358
Accumulated other comprehensive income (loss)	(102,290)	-			(102,290)
Retained earnings (deficit)	759,721	(400,600)	376,451	5c, 5j, 5k	735,572
Total shareholders' equity	$1,609,167	$2,024,500	$1,169,957		$4,803,624
Total liabilities and equity	$2,240,237	$2,568,200	$1,340,211		$6,148,648

See accompanying notes to these pro forma consoldiated financial statements.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS

1. DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purposes of inclusion in the information circulars of Kirkland Lake Gold Ltd. (Kirkland Lake” or the “Company”) and Detour Gold Corporation (“Detour”) each dated December 20, 2019 (the “Information Circulars”), in connection with the Arrangement Agreement (the “Agreement”) dated November 24, 2019 whereby Kirkland Lake agreed to acquire all of the issued and outstanding common shares of Detour (the “Detour Shares”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Under the terms of the Arrangement Agreement, the holders of Detour Shares (the “Detour Shareholders”) will receive 0.4343 of a Kirkland Lake common share (each whole share, a “Kirkland Lake Share”) for every 1 Detour Share (the “Exchange Ratio”). Upon closing of the Transaction, existing Kirkland Lake and Detour shareholders are expected to own approximately 73% and 27%, respectively, of the combined company, in each case based on the number of securities of Kirkland Lake and Detour issued and outstanding on November 24, 2019.

These pro forma statements use the closing price of the Kirkland Lake Shares on the Toronto Stock Exchange on December 19, 2019, being $54.56 per share ($41.58 USD per share converted using an exchange rate of 1.3122), to calculate the consideration paid to Detour Shareholders pursuant to the Transaction on a pro forma basis.

2. BASIS OF PREPARATION

The unaudited pro forma consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2018 and nine months ended September 30, 2019 give effect to the Transaction as if it had closed on January 1, 2018. The unaudited pro forma consolidated statement of financial position as at September 30, 2019 gives effect to the Transaction as if it had closed on September 30, 2019.

The pro forma consolidated financial statements have been prepared by management of Kirkland Lake to give effect to the Transaction described in note 1 and have been compiled from and include:

a) An unaudited pro forma consolidated statement of financial position as at September 30, 2019 combining the unaudited condensed consolidated interim statement of financial position of Kirkland Lake as at September 30, 2019 with the unaudited condensed consolidated interim statement of financial position of Detour as at September 30, 2019;

b) An unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2018 has been created by combining the audited consolidated results of operations of Kirkland Lake for the year ended December 31, 2018 with the audited consolidated statement of comprehensive earnings (loss) of Detour for the year ended December 31, 2018;

c) An unaudited pro forma consolidated statement of operations and comprehensive income for the nine-months ended September 30, 2019 combining the unaudited condensed consolidated result of operations of Kirkland Lake for the nine-months ended September 30, 2019 with the unaudited condensed consolidated interim statement of comprehensive earnings (loss) of Detour for the nine- months ended September 30, 2019.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction in the Information Circulars and with the historical financial statements and notes included or incorporated by reference therein. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the case of Kirkland Lake, the United States Securities and Exchange Commission’s website at www.sec.com, or on the respective company’s websites.

Certain reclassifications have been made to the historical consolidated financial statements of Detour in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation adopted by Kirkland Lake.

The historical consolidated financial statements have been adjusted to give pro forma effect to events that are (1) directly attributable to the Transaction, (2) factually supportable and estimable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The Transaction is considered to be a business combination under IFRS 3 Business combinations (“IFRS 3”). The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements with Kirkland Lake identified as the acquirer. This method utilizes fair value estimates and assumptions for the allocation of the purchase price to the identifiable assets and liabilities of Detour. These estimates may be materially different than the actual purchase price allocation amounts reported subsequent to the Transaction taking place.

In the opinion of Kirkland Lake’s management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the combined Company’s financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect costs or savings that may result from the Transaction and no amounts for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Kirkland Lake as at and for the year ended December 31, 2018, prepared in accordance with IFRS. However, the unaudited pro forma consolidated statement of financial position as at September 30, 2019 and the pro forma consolidated statement of operations and comprehensive income for the nine-month period ended September 30, 2019 also reflect the adoption of IFRS 16 Leases, which was adopted by Kirkland Lake and Detour on January 1, 2019. For further information relating to the impact of the adoption of IFRS 16 on the unaudited pro forma consolidated financial statements as at and for the nine-month period ended

September 30, 2019, refer to the unaudited condensed consolidated interim financial statements of Kirkland Lake and Detour as at and for the nine-month periods ended September 30, 2019.

4. PURCHASE PRICE OF THE ACQUISITION

In accordance with the principles of IFRS 3, the Company has assumed the preliminary purchase price of $3,219 million to acquire the assets and liabilities of Detour. This price is based on the product of the 177,443,547 Detour Shares issued and outstanding as at November 24, 2019 and the equity ratio of 0.4343 of a Kirkland Lake Share per Detour Share, along with 790,895 Detour Shares (343,486 Kirkland Lake Shares applying the Exchange Ratio), to be issued to option holders under the Detour share option plan, assuming that all outstanding options are exercised prior to the closing of the Transaction as permitted under the terms of the Agreement. Each Detour option that is not exercised prior to the closing of the Transaction will be exchanged for a replacement option as set out under the terms of the Agreement.

Total purchase price consideration:
Estimated fair value of share consideration	$3,204,324
Estimated fair value of consideration relating to options	14,282
Total purchase price	$3,218,606

The following table illustrates the preliminary allocation of the purchase price for Kirkland Lake to the acquired identifiable assets, liabilities assumed and pro forma goodwill as of September 30, 2019:

Cash and cash equivalents	$103,198
Accounts receivable	13,000
Inventories	102,684
Other current assets	22,200
Mining interests and plant and equipment	2,873,400
Other long-term assets	15,400
Total identifiable assets	3,129,882
Accounts payable and accrued liabilities	(101,200)
Other current liabilities	(20,700)
Debt	(99,600)
Provisions and other non-current liabilities	(128,400)
Deferred tax liabilities	(364,054)
Total identifiable liabilities assumed	(713,954)
Total net identifiable assets acquired	$2,415,928
Goodwill	802,678
Total purchase price	$3,218,606

The purchase price and the fair value of the net assets to be acquired will ultimately be determined as of the date of the closing of the Transaction in accordance with IFRS 3 with a final purchase price allocation completed within a year.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2018 and the nine-months ended September 30, 2019 include the following assumptions and adjustments:

a) An adjustment to reflect the effect of the preliminary estimate of fair value increment related to metals inventory of $12,884. The adjustment assumes that all metals inventory will turnover in less than one year and thus, the full impact of the adjustment is reflected in the pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2018. As a result, no adjustment is required in the pro forma consolidated statement of operations and comprehensive income for the nine-month period ended September 30, 2019.

b) An increase in depreciation and depletion of approximately $23,721 and $17,396, respectively, to reflect the depletion of preliminary estimates of fair value increments related to assets subject to depletion identified in the preliminary purchase price allocation and the corresponding deferred tax recovery of approximately $11,494 and $5,462, respectively, arising from these pro forma adjustments, including the tax impact of the adjustment noted in 5(a).

The pro forma consolidated statement of financial position as of September 30, 2019 includes the following assumptions and adjustments:

c) A net decrease in cash and cash equivalents of approximately $73,201 reflecting estimated payments of $25,542 related to existing restricted share units (“RSUs”) and performance share units (“PSUs”) of Detour that will fully vest as well as existing deferred share units (“DSUs”) of Detour that will be redeemed in connection with the Transaction, estimated change in control payments of $4,532 that will be paid to certain Detour employees, estimated proceeds of $9,153 arising from the accelerated vesting of Detour options held by Detour option holders upon closing of the Transaction, assuming that all outstanding options are exercised, and estimated transaction costs associated with the Transaction. A corresponding tax benefit of $8,050 associated with the Kirkland Lake transaction costs is reflected as an increase in deferred tax assets, with a tax benefit of $10,389 arising from the Detour costs reflected as a reduction in deferred tax liabilities.

These expense amounts have not been reflected in the pro forma consolidated statement of operations and comprehensive income for the year ended and nine-months ended December 31, 2018 and September 30, 2019, respectively, as they are expenses directly related to the Transaction and are assumed to have occurred immediately before the periods presented. The amounts were recorded as a decrease to cash acquired and retained earnings in the pro forma consolidated statement of financial position.

d) An increase in inventories of approximately $12,884 reflecting the estimated fair value of metals inventory using a $1,450 per ounce U.S dollar gold price. Management has not yet completed the estimated fair value of all identifiable assets and liabilities acquired, or the complete impact of applying purchase accounting on the consolidated statements of income and comprehensive income.

e) An increase in mining interest and property and equipment of approximately $589,800 reflecting the estimated fair value of the acquired mineral properties and property and equipment as at September 30, 2019. Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the complete impact of applying purchase accounting on the consolidated statements of income and comprehensive income.

f) An adjustment to record goodwill of $802,678 reflecting the excess of the preliminary purchase price estimate above the fair value amount allocated to the Detour net assets identified in the purchase price allocation. Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated statements of income and comprehensive income. The final purchase price consideration will be based upon the fair value of the Kirkland Lake Shares issued on acquisition and as such, may result in changes in the determination of goodwill.

g) A decrease in stock-based compensation liabilities reflecting the de-recognition of Detour’s liability for RSUs, PSUs, and DSUs upon cash settlement of the awards as noted in 5(c).

h) A net increase in deferred tax liabilities of approximately $178,854 arising from the fair value increase in the acquired assets and liabilities, multiplied by a tax rate of 31.4%, and the deferred tax benefit arising from the adjustments noted in note 5(c).

i) A net increase in share capital reflecting the elimination of Detour’s historical share capital of $2,342,600, reflecting 177,443,547 Detour Shares issued and outstanding as at September 30, 2019, and the issuance of approximately 77,407,217 (includes 343,486 shares issuable upon the exercise of outstanding Detour options) Kirkland Lake Shares to Detour Shareholders at a value of $41.58 (CAD $54.56 using a USD to CAD foreign exchange rate of 1.3122) per Detour Share in connection with the acquisition of 100% of the issued and outstanding Detour Shares as presented in note 4.

j) A decrease in shareholders’ equity reflecting the elimination of Detour’s historical shareholders’ equity accounts.

k) A decrease in retained earnings reflecting the transaction costs, net of tax, incurred by Kirkland Lake in relation to the Transaction.

6. PRO FORMA SHARE CAPITAL

in thousands	As at September 30, 2019
Kirkland Lake common shares outstanding	210,190	$915,378
Kirkland Lake Shares issued under the Transaction	77,407	3,218,606
Pro forma share capital	287,597	$4,133,984

7. PRO FORMA EARNINGS PER SHARE

 For the nine-months ended September 30, 2019:

Kirkland Lake weighted average number of common shares outstanding - basic	210,155
Kirkland Lake weighted average number of common shares outstanding - diluted	211,730
Kirkland Lake Shares to be issued under the Transaction	77,407
Pro forma weighted average common shares outstanding - basic	287,562
Pro forma weighted average common shares outstanding - diluted	289,137
Pro forma earnings attributable to common shareholders	$421,311
Pro forma earnings per share - basic	$1.47
Pro forma earnings per share - diluted	$1.46

For the year ended December 31, 2018:

in thousands
Kirkland Lake weighted average number of common shares outstanding - basic	210,692
Kirkland Lake weighted average number of common shares outstanding - diluted	212,623
Kirkland Lake Shares to be issued under the Transaction	77,407
Pro forma weighted average common shares outstanding - basic	288,099
Pro forma weighted average common shares outstanding - diluted	290,030
Pro forma earnings attributable to common shareholders	$247,832
Pro forma earnings per share - basic	$0.86
Pro forma earnings per share - diluted	$0.85

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(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY INTERNET

Go to www.voteproxyonline.com and follow the voting instructions. You will require a 12-digit Control Number (located on the front of your proxy) to identify yourself.

VOTING BY FAX

Complete, sign and date your form of proxy and return it by fax to 1.416.595.9593. On the fax please write: To the Toronto Office of TSX Trust Company (Proxy Department).

VOTING BY MAIL OR DELIVERY

Complete, sign and date your form of proxy and return it to:

TSX Trust Company
Attention: Proxy Department
301-100 Adelaide Street West,
Toronto, ON M5H 4H1

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your VIF and return it in the postage prepaid envelope.

VOTING BY FAX

Complete, sign and date your VIF and return it by fax to 1.905.507.7793 or 1.514.281.8911.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.454.8683 then follow the voting instructions on your VIF. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

QUESTIONS? NEED HELP VOTING?

CONTACT US

North American Toll Free Phone:

1.877.659.1821

E-mail: contactus@kingsdaleadvisors.com

Fax: 416.867.2271

Toll-Free Fax: 1.866.545.5580

Outside North America, Banks and Brokers

Call Collect: 416.867.2272

KINGSDALE Advisors